Form 20-F
period 2025-08-31
Happy City Holdings Ltd
filed 2026-01-14
CIK 2046656

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 001-42712

Happy City Holdings Limited

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

30 Cecil Street
#19-08 Prudential Tower
Singapore
(Address of principal executive offices)

Suk Yee, Kwan

+65 97151351

30 Cecil Street
#19-08 Prudential Tower
Singapore
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares of no par value	HCHL	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 7,212,000 Class A Ordinary Shares of no par value, 12,000,000 Class B Ordinary Shares of no par value, issued and outstanding as of August 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

●	“Amended and Restated Memorandum and Articles of Association” are to the amended and restated memorandum and articles of association of the Company adopted on March 4, 2025 and filed with the Registrar of Company Affairs of the British Virgin Islands on March 11, 2025;

●	“BCA” or “BVI Act” are to the BVI Business Companies Act, 2020 (as amended);

●	“BVI” are to the British Virgin Islands;

●	“CAGR” refers to compounded annual growth rate, the year-on-year growth rate over a specific period of time;

●	“Class A Ordinary Shares” refers to the Class A ordinary shares of Happy City (as defined below) of no par value;

●	“Class B Ordinary Shares” refers to the Class B ordinary shares of Happy City (as defined below) of no par value;

●	“Controlling Shareholder” refers to Happy City Group Limited, a company incorporated under the laws of British Virgin Islands;

●	“Happy City” and “Company” refer to Happy City Holdings Limited, BVI business company with limited liability incorporated under the laws of BVI, and the holding company of our businesses;

●	“Hong Kong dollar(s)”, “HKD”, or “HK$” refer to the legal currency of Hong Kong;

●	“Hong Kong” or “HK SAR” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Exchange Act” are to the Securities Exchange Act of 1934;

●	“Mainland China” are to the mainland of the People’s Republic of China; excluding Taiwan, Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China for the purposes of this annual report only;

●	“Operating Subsidiaries” are to A-One President Limited, East Harmony Limited, Topwell Gold Limited, and Million Great International Limited, the direct wholly-owned subsidiaries of Happy City;

●	“Ordinary Shares” refers to Class A and Class B Ordinary Shares;

●	“PRC” refer to the People’s Republic of China, including Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China;

●	“PRC government” are to the government and governmental authorities of Mainland China for the purposes of this annual report only;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“US$”, “$”, “dollars” or “U.S. dollars” are to the legal currency of the United States;

●	“U.S.”, or “United States” refers to the United States of America;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States;

●	“we,” “us,” “our,” and “Group” are to Happy City Holdings Limited, the BVI holding company, and/or its subsidiaries, as the context requires.

Happy City is a holding company that does not have any material operations of its own, with its operations conducted in Hong Kong through its Operating Subsidiaries, using Hong Kong dollars. The reporting currency of Operating Subsidiaries is Hong Kong dollars. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. The assets and liabilities are translated into U.S. dollars from Hong Kong dollars at the year-end exchange rate. Its revenues and expenses are translated at the average exchange rate during the year. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The year-end and year-average exchange rates are as follows:

	August 31,
	2025		2024
	Year-end	Year-average	Year-end	Year-average
U.S. dollars: Hong Kong dollars	7.8059	7.7962	7.7975	7.8173

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

We obtained the industry and market data used in this annual report or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

You can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements include, but are not limited to, statements about:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our growth strategies;

●	current and future economic and political conditions;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our services;

●	our expectations regarding our client base;

●	our ability to obtain, maintain or procure all necessary government certifications, approvals, and/or licenses to conduct our business, and in the relevant jurisdictions in which we operate;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	overall industry, economic and market performance;

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this annual report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information-3.D. Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report. Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this Annual Report before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

Risks Relating to Doing Business in Hong Kong

All of our operations are in Hong Kong. However, due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in PRC-based issuers, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Our Operating Subsidiaries in Hong Kong may be subject to the PRC laws and regulations, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of the PRC laws and regulations may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Our operations are primarily located in Hong Kong through two of our Operating Subsidiaries which operate their business in Hong Kong, a special administrative region of the PRC. Pursuant to the Basic Law of Hong Kong (“Basic Law”), national laws of Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long-arm provisions under the current PRC laws and regulations, there remain regulatory and legal uncertainty with respect to the implementation of the PRC laws and regulations to Hong Kong. As a result, there is no guarantee that the PRC government may not choose to implement the PRC laws and regulations to Hong Kong and exercise significant direct influence and discretion over the operation of our Operating Subsidiaries in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons.

In the event that we or our Hong Kong Operating Subsidiaries were to become subject to the PRC laws and regulations, it is possible that all the legal and operational risks associated with being based in and having operations in Mainland China may also apply to the operations in Hong Kong in the future, and we face the risks and uncertainties associated with the PRC legal system, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiaries and us, given the substantial operations of our Operating Subsidiaries in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong.

The laws and regulations of the PRC are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our Operating Subsidiaries’ operations at any time could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with clients in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws, regulations, and other government directives of the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention;

●	cause devaluation of our securities or delisting; and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business operations.

We are aware that the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We have no operations in Mainland China. Based on our understanding of the PRC laws and regulations currently in effect as of the date of this annual report, as our Operating Subsidiaries are located in Hong Kong, we are not currently required to obtain permission from the PRC government to list on a U.S. securities exchange and consummate the initial public offering and future offering. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded.

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and the Operating Subsidiaries in Hong Kong. The PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to the outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering it worthless.

If we and our subsidiaries were to be required to comply with cybersecurity, data privacy, data protection, or any other PRC laws and regulations related thereto and we and our subsidiaries are unable to comply with such PRC laws and regulations, our financial condition, and results of operations may be materially and adversely affected.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, data protection and overseas offering. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law,” or the “PIPL,” which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations. Pursuant to the PIPL, personal data processors (“data processors”) shall meet one of the conditions in order to transmit personal information overseas for their business operations: (i) passing the security evaluation organized by the Cyberspace Administration of China (the “CAC”); (ii) acquiring personal information protection certification from the professional organizations regulated by the CAC; (iii) adopting the standard contract forms stipulated by the CAC when entering into contracts with overseas information receivers, setting forth the rights and obligations of the parties; and (iv) other conditions regulated by laws, regulations and the CAC. Prior to the cross-border provision of personal information of the natural persons, personal information processors shall obtain the approval of the corresponding natural persons and advise them of the overseas receiver’s name, contact information, processing purpose and methods, classification of personal information and information reception procedures, etc. On December 28, 2021, the CAC, jointly with the relevant authorities, formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or transferred outside the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. CAC has said that under the proposed rules companies holding data on more than one million users must apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.”

As confirmed by our legal advisors, we believe that we and our Operating Subsidiaries will not be deemed to be an “operator of critical information infrastructure,” any “data processor” carrying out data processing activities, and we are not subject to cybersecurity review by the CAC or required to obtain regulatory approval from the CAC nor any other PRC authorities for our and our subsidiaries’ operations Hong Kong and for our public offerings on a foreign stock exchange, since (i) our Operating Subsidiaries is incorporated and operating in Hong Kong only without any subsidiary or variable interest entity structure in Mainland China, and it is unclear whether the Measures for Cybersecurity Review (2021) shall be applied to a Hong Kong company; (ii) as of date of this annual report, our Operating Subsidiaries has in aggregate collected and stored the personal information of less than one million individuals in Mainland China only and we have acquired the clients’ separate consents for collecting and storing of their personal information and data; (iii) we and our subsidiaries do not place any reliance on collection and processing of any personal information to maintain our business operation; (iv) data processed in our business should not have a bearing on national security nor affect or may affect national security; (v) all of the data our Operating Subsidiaries have collected is stored in servers located in Hong Kong; and (vi) as of the date of this annual report, neither we nor our subsidiaries have received any notice from any PRC cybersecurity regulator identifying us or our subsidiaries as a “critical information infrastructure operator” or requiring any ex-ante security assessment and evaluation of cross-border data transfer and our subsidiaries have processed far less than one million users’ personal information.

However, given the recent issuance of the above PRC laws and regulations related to cybersecurity and data privacy, the interpretation and implementation of these laws and regulations may be subject to revisions and we cannot rule out the possibility that any PRC governmental authorities may subject us and our subsidiaries to such laws and regulations in the future. If they are deemed to be applicable to us and our subsidiaries, we cannot assure you that we and our subsidiaries will be compliant with such new regulations in all respects, and we and our subsidiaries may be ordered to rectify and terminate any actions that are deemed illegal by the PRC governmental authorities and become subject to fines and other government sanctions, which may materially and adversely affect the business of our subsidiaries in Hong Kong, and our financial condition and results of operations.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

Although we are not subject to cybersecurity review by the CAC or CSRC nor any other PRC authorities for offering or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for ours and our Operating Subsidiaries’ operations in Hong Kong, we are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Privacy Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Privacy Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so.

We believe that we and our Operating Subsidiaries in Hong Kong have been in compliance with the data privacy and personal information requirements of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong and PRC government authorities for future offering. However, if we or our Hong Kong Operating Subsidiaries conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

If we and/or our subsidiaries were to be required to obtain any permission or approval from or complete any filing procedure with the CSRC, the CAC, or other PRC governmental authorities in connection with our IPO or future follow-on offerings under PRC laws, we and/or our subsidiaries may be fined or subject to other sanctions, and our subsidiaries’ business and our reputation, financial condition, and results of operations may be materially and adversely affected.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures (the “Trial Administrative Measures”) and five supporting guidelines, which came into effect on March 31, 2023. The Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: (a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and (b) the main parts of the issuer’s business activities are conducted in Mainland China, or its main places of business are located in Mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in Mainland China.

On the same day, the CSRC held a press conference for the release of the Trial Administrative Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, provided the exemption from immediate filings for issuers that (a) have been listed or have been registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Administrative Measures, (b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and c) will complete the overseas securities offering and listing before September 30, 2023. Nonetheless, such issuers shall carry out the filing procedures as required if they subsequently conduct refinancing or are involved in other circumstances that require filings with the CSRC. Furthermore, the Trial Administrative Measures and its supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

Furthermore, based on laws and regulations currently in effect in the PRC as of the date of this annual report, we are not required to obtain regulatory approval from the CSRC or go through the filing procedures under the Trial Administrative Measures before our Class A Ordinary Shares can be listed or offered in the U.S since neither we nor our subsidiaries are “PRC domestic companies” which subject to the Trial Administrative Measure, because (i) we are headquartered in Hong Kong, with our officers and all members of the board of directors based in Hong Kong who are not Mainland China citizens; (ii) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China, nor is it controlled by any Mainland Chinese company or individual directly or indirectly; (iii) we only operate in Hong Kong, all of our revenues and profits are generated by our Operating Subsidiaries in Hong Kong, none of our business activities are conducted in Mainland China, and we have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period; (iv) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; (v) pursuant to the Basic Law of Hong Kong, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

However, given the current PRC regulatory environment, it is uncertain whether we or our subsidiaries will be required to obtain approvals from the PRC government to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals. Given the uncertainties arising from the legal system in Mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of the PRC laws and regulations and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of the Trial Administrative Measures, PIPL, relevant Mainland China data privacy, cybersecurity laws and other regulations. It is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiaries and the listing of our Class A Ordinary Shares on the U.S. or other foreign exchanges. As the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when and whether we will be subject to such filing requirements, or will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us.

Although we are currently not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer securities, specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. There remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented and the relevant PRC governmental authority may not take a view that is consistent with ours. Also, significant uncertainty exists in relation to the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we and our subsidiaries were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users under the Measures, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our business operations and the listing of our Class A Ordinary Shares in the U.S. could be subject to cybersecurity review by the CAC, in the future. In the event that we and our subsidiaries are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be completed in a timely fashion or at all. Given such uncertainty, we and our subsidiaries may be further required to suspend our relevant business, shut down our website, or face other penalties which could materially and adversely affect our business, financial condition, and results of operations.

Furthermore, if the Trial Administrative Measures, Measures for Cybersecurity Review (2021), the PIPL, become applicable to us or our Operating Subsidiary in Hong Kong, our operation and the listing of our Class A Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and the operation of Operating Subsidiary and the listing of our Class A Ordinary Shares become subject to the CAC or CSRC review, we cannot assure you that we or our Operating Subsidiaries will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Compliance with these laws and regulations could significantly increase the cost of providing the service offerings of our Operating Subsidiaries, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. If there is a significant change to the current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Class A Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Class A Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

Our financial condition, results of operations, the value of our Class A Ordinary Shares and/or our ability to continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to us and our subsidiaries.

All of our operations are conducted by our Operating Subsidiaries in Hong Kong. We and our subsidiaries do not have any operation, maintain office or personnel or physical presence in Mainland China, nor currently do we have, nor intend to have, any contractual arrangements to establish a variable interest entity (“VIE”) structure with any entity in Mainland China. However, we and our Operating Subsidiaries in Hong Kong are subject to certain legal and operational risks associated with two of Operating Subsidiaries being based in Hong Kong, having all of their operations to date in Hong Kong, and having existing or potential clients that are companies based in Mainland China or have shareholders or directors that are Mainland China individuals.

There is no guarantee that if certain existing or future PRC laws become applicable to us and our subsidiaries, they will not have a material adverse impact on the business of our subsidiaries in Hong Kong, our financial condition and results of operations and/or our ability to continue to offer securities to investors, any of which may cause the value of such securities to significantly decline or be worthless.

Except for the Basic Law, national laws do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and are applied locally by promulgation or local legislation. National Laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs, as well as other matters outside the limits of the autonomy of Hong Kong. PRC laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and, thus, they may not apply directly to Hong Kong.

The PRC laws and regulations are evolving, and their enactment timetable, interpretation and implementation may be revised from time to time. To the extent any PRC laws and regulations become applicable to us and our subsidiaries, we and our subsidiaries may be subject to the risks associated with the legal system in Mainland China, including with respect to the enforcement of laws and the possibility of changes of rules and regulations, which could materially and adversely affect our financial condition and results of operations.

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiaries. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from mainland China or Hong Kong authorities, we will not be able to continuously list our Class A Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Class A Ordinary Shares significantly decline or be worthless.

The enforcement of laws and rules and regulations in PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiaries’ operations and/or the value of the securities we offered.

As one of the conditions for the handover of the sovereignty of Hong Kong to the PRC, the PRC accepted conditions such as Hong Kong’s Basic Law. According to Article 18 of the Basic Law, national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III to the Basic Law, such as the laws relating to the national flag, national anthem, and diplomatic privileges and immunities. The Basic Law guaranteed a high degree of autonomy for Hong Kong which ensured Hong Kong will retain its currency (the Hong Kong Dollar), legal system, parliamentary system, and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its domestic affairs, including, but not limited to, the judiciary and courts of last resort, immigration, and customs, public finance, currencies, and extradition. Hong Kong continues using the English common law system.

However, if there are any changes in relation to the political arrangements which allows Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our Operating Subsidiaries’ business and operations. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce agreements with our customers.

The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, which represent a substantial part of our business.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current Chief Executives of HKSAR, Carrie Lam and John Lee, respectively. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions and any third parties or clients dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries, which represent a substantial part of our business, are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

There are political risks associated with conducting business in Hong Kong.

All of our operations are in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this annual report, we derive all revenue from operations in Hong Kong. Accordingly, the business operations and financial conditions of our Operating Subsidiaries will be affected by the political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect our operations. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the political arrangement between PRC and Hong Kong and the economic, political and legal environment in Hong Kong in the future. Since a substantial part of our operations is based in Hong Kong, any change of such political arrangements may pose an adverse impact to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Based on certain recent development including the Hong Kong National Security Law that was passed in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump issued an executive order and signed into law the HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, Mainland China, and Hong Kong, which could potentially harm our business. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Class A Ordinary Shares could be adversely affected.

Because our business is conducted in Hong Kong dollars and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Since our business is conducted by our Operating Subsidiaries in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, our Class A Ordinary Shares offered in our initial public offering, were denominated in United States dollars, we need to convert the net proceeds we receive into Hong Kong dollar in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Risks Relating to our Business and Operation

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern in its report.

As of August 31, 2025, we had net current liabilities of US$837,491. Furthermore, due to the significant operating losses and significant cash outflows from our operating and investing activities, and needs to raise additional funds to meet our obligations and sustain our operations, our auditor, AOGB CPA Limited, has raised substantial doubt about our ability to continue as a going concern.

We generated a negative cash flow from operating activities of US$1,267,366 for the year ended August 31, 2025. Our management plans to continue to focus on improving operational efficiency and cost reductions. Additionally, we plan to raise capital via private placement or public offering in the event that the Company does not have adequate liquidity to meet its current obligations. Based on the above considerations, management believes that the Company has sufficient funds to meet its operating and capital expenditure needs and obligations in the next 12 months. However, our ability to continue as a going concern depends upon our ability to improve operational efficiency, conduct cost reductions, acquire new customer, and secure additional financing. There is no assurance that we will be successful in implementing the foregoing plans or additional financing will be available to the Company on commercially reasonable terms. There are a number of factors that could potentially arise that could undermine our plans such as (i) changes in the demand for our services, (ii) government policies, and (iii) economic conditions in Hong Kong and worldwide. Our inability to secure needed financing when required may require material changes to our business plan and could have a material impact on our financial conditions and result of operations.

If we are unable to continue as a going concern, we may have to discontinue operations and liquidate our assets and may be compelled to receive less than the value at which those assets are carried on our audited financial statements, which would cause the shareholders to lose all or a part of their investment.

We, through our subsidiaries, have a relatively short operating history compared to some of our established competitors and face significant risks and challenges in a rapidly evolving market, which makes it difficult to effectively assess our business and future prospects.

We have a relatively short operating history compared to some of our established competitors. We opened our first and second specialty restaurants in 2020. However, due to our limited operating history, our historical performance and growth rate may not be indicative of our future performance. Our future performance may be more susceptible to certain risks than a company with a longer operating history in a different industry. Our future revenues and cash flows may fluctuate significantly given our short operating history, rendering it difficult to predict our results of operations and prospects. Many of the factors discussed below could adversely affect our business and prospects and future performance, including:

●	our ability to introduce and manage new menu, product or restaurant theme in response to changes in customer demographics and consumer tastes and preferences;

●	the continued growth and development of the catering industry;

●	our ability to ensure that the quality of our services meets client expectations;

●	our ability to maintain the quality of our service, menu, food, and reputation;

●	our ability to maintain and enhance our relationships with our suppliers;

●	our ability to maintain or improve our operational efficiency;

●	our ability to defend ourselves in any legal or regulatory actions against us;

●	our ability to effectively manage our growth;

●	our ability to anticipate and adapt to changing market conditions and a competitive landscape, to compete effectively with our competitors in the catering industry; and

●	our ability to attract and retain qualified and skilled employees.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected. As our business develops and as we respond to competition, we may continue to introduce new menu items, service offerings, make adjustments to our existing services, or make adjustments to our business operations in general. There is no assurance that we will sustain profitability or positive cash flow from our existing operations or from any expanded or new operations, nor that we will be able, upon the completion of the Offering, to expand operations beyond our current level. Any significant change to our business model that does not achieve expected results could have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

Our future success depends significantly on the market’s recognition of our brands, and if we cannot maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected.

We operate all of our restaurants under our two brands, “Thai Pot (泰金鍋)” and “Gyu! Gyu! Shabu Shabu (牛牛殿堂日式火鍋放題)”. Our growth and future success depend extensively on the market’s recognition of our brands, however, our ability to maintain our brand recognition depends on a number of factors of which are beyond our control including customer taste and preference. We must therefore continue to distinguish ourselves from other market players in the hotpot restaurant market in Hong Kong and strengthen customers’ preference towards our brands. Our ability to maintain and enhance our brand image depends, to a large extent, on our ability to promote our brands by opening new restaurants. This image depends on our ability to maintain the highest level of food quality and customer service across our restaurants to prevent customers from experiencing any instances of poor hygiene, bad food quality, poor customer service or personal injury which could tarnish our brands and our business. If we are unable to do so, the value of our brand will be diminished, and our business and results of operations may be materially and adversely affected. As we continue to grow, expand our food offerings and services and extend our geographic reach, maintaining quality and consistency may be more difficult and we cannot assure you that customers’ confidence in our brand name will not be diminished.

We may not be able to maintain and increase the sales and profitability of our existing restaurants.

The sales of existing restaurants will also affect our sales growth and will continue to be a critical factor affecting our revenue and profit. Our ability to increase existing restaurant sales depends in part on our ability to successfully implement our initiatives to increase customer traffic, seat turnover and spending per customer. Examples of these initiatives include offering innovative dishes and special beverage options, enhancing dining experience to attract repeat customers, ensuring food quality to enhance customer loyalty. There can be no assurance that we will be able to achieve our targeted sales growth and profitability for our existing restaurants. Also, we cannot ensure that existing restaurant sales will not decrease. If we are unable to achieve our targeted sales and profitability goals in our existing markets, our business, financial condition and results of operations may be materially adversely affected.

In addition, if we open new restaurants in our existing geographic markets, the sales performance and customer traffic of our existing restaurants near such new restaurants may decline as a result of increased competition. This may in turn adversely affect our business, financial condition and results of operations of our existing restaurants.

Our future growth depends on our ability to open and profitably operate new restaurants.

We may not be able to successfully enter into new markets. Our future growth depends on our ability to open and profitably operate new restaurants. Currently, we operate three restaurants under our two brands. We may not be able to open new restaurants as quickly as planned. Delays or failures in opening new restaurants could materially and adversely affect our growth strategy and our expected financial and operating results. In obtaining new restaurant sites, we may face intense competition from our competitors in the catering service industry. We may also encounter delays when applying for relevant material licenses including the general restaurant license and liquor license during the approval process from the FEHD, for which the timeline is beyond our control. Even if we can open additional restaurants as planned, these new restaurants may neither be profitable nor have results comparable to our existing restaurants for a period of time. This growth strategy and the substantial efforts associated with the development of each additional restaurant may cause our operating results and profits to fluctuate. Uncertainties known to us at the time of this annual report which are subject to factors out of our control include, but are not limited to, our ability to identify suitable locations for our new restaurants while taking into account factors such as industry competition, customer demographics, property lease terms, the estimated investment payback periods, accessibility and convenience of our planned location.

Expanding our operations is also subject to FEHD licensing requirements (including but not limited to health, ventilation, gas safety, and building safety requirements), approval of the size and condition of our selected restaurant sites. There can be no assurance that our HK subsidiary will be able to obtain or convert all of the approvals, licenses and permits required for any expanded business operations in a timely manner, and our HK subsidiary may experience difficulties or failures in obtaining the necessary approvals, licenses and permits for new restaurants, which could adversely affect the business operations, financial condition and prospects of our HK subsidiary, subject us to negative publicity and delay our restaurant openings and overall expansion plan.

We may also open new restaurants in markets where we have little or no operating experience. Those new markets may have different competitive conditions, consumer tastes and discretionary spending patterns from our existing markets. As a result, we may not be able to open new restaurants in these markets on a timely basis or at all. If the new restaurants do open, they may be less profitable compared with restaurants in our existing markets. Consumers in a new market may not be familiar with our brand and we may need to build brand awareness in that market through advertising and promotional activities, which could result in higher expenses than originally planned. We may find it more difficult in new markets to hire, motivate and retain qualified employees who share our business philosophy and culture. Opening restaurants in new markets may record lower average sales, lower average spending per customer, higher construction costs, higher occupancy costs or higher operating costs than restaurants in existing markets. And we may take longer to set up similar logistics chains with suitable quality control in such new markets. Sales at restaurants opened in new markets may take longer than expected to ramp up and reach, or may never reach, expected sales and profit levels, thereby affecting our overall profitability. There can be no assurance that we will be able to maintain our profitability as we continue to expand into new markets.

Food safety concerns and concerns about the health risk of our products may have an adverse effect on our business.

Food safety is a top priority for us, and we dedicate substantial resources so our customers may enjoy safe and high-quality food products. However, in the catering services industry we face risks of food contamination and related liability claims. Our food quality depends partly on the quality of food ingredients and raw materials provided by our suppliers and we may be unable to detect all defects in our supplies. Any food contamination occurring at our restaurants or during the transportation from our suppliers to our restaurants that we fail to detect or prevent could adversely affect the quality of food served in our restaurants. As a restaurant operator, we are susceptible to liabilities arising from claims and complaints of foodborne illnesses incidents even if they may be due to matters beyond our control, including improper customer use of our hotpots.

Any failure to detect defective food supplies, or to observe proper hygiene, cleanliness and other quality control requirements or standards in our operations could adversely affect the quality of the food that we offer at our restaurants, which could lead to related liability claims, complaints and negative publicity, reduced customer traffic at our restaurants, imposition of penalties on us by relevant authorities and compensation ordered by courts and revocation or suspension of our food and beverage licenses. Similarly, some of our products contain dairy, fats, sugar and other compounds and allergens, the health effects of which are the subject of public scrutiny, including the suggestion that excessive consumption of dairy, sugar and other compounds can lead to a variety of adverse health effects. An unfavorable report on the health effects of other compounds present in our products, or negative publicity or litigation arising from other health risks such as obesity, could significantly reduce the demand for our beverages and food products. Additionally, there may be new laws and regulations that could impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings. A decrease in customer traffic as a result of these health concerns or negative publicity could materially and adversely affect our image and our business.

In the event of negative publicity from the media regarding foodborne illnesses, negative publicity from articles of industry findings or research reports criticizing our food quality or any customer complaints due to poor hygiene, bad food quality, poor customer service or personal injury regardless of their genuineness or validity, could force us to divert management from other business concerns and, in turn, adversely affect our business. If complaints are not handled properly, effectively and efficiently, the reputation of our brand and our restaurants, rather than a single restaurant, may be affected. If we fail to restore and maintain our reputation, we may lose the ability to retain our customers or attract new customers, which may materially and adversely impair our restaurant business and may jeopardize our results of operations, financial conditions and business prospects.

Fluctuations in the cost of both ingredients used in our restaurants and our supply chain inputs may lead to declines in our margins and operating results.

Our operation and growth depend on reliable sources of food ingredients such as poultry, meat, seafood, vegetables and beverages at stable competitive prices delivered to us in a timely manner. However, the prices and supply of food ingredients are subject to a variety of factors, some of which are beyond our control. These factors include fluctuations in aggregate supply and demand and external conditions, such as seasonal shifts, climate, natural disasters, diseases, suppliers’ ceasing operations, delays in logistics and transportation, labor strikes or changes in laws and regulations. Our business prides itself in its ability to offer delicious Chinese food to patrons for an affordable price. Any rise in our costs, particularly a rise in the cost of the ingredients we use, may lead to declines in our margins and operating costs.

Our suppliers may also be affected by increasing costs of production and transportation, rising labor costs and other expenses that they may pass onto us from time to time. Moreover, since we generally do not enter into long-term contracts with our suppliers, there is no assurance that we can continue to purchase food ingredients from our suppliers at commercially agreeable prices and that those supplies will arrive in a timely manner. We cannot ensure that our major suppliers will continue to provide us with food ingredients and beverages that satisfy our selection criteria and quality requirements at reasonable prices and in a timely manner. If we are unable to manage our costs, or to pass such additional costs onto our customers, or to locate alternative suppliers within a short period of time on commercially viable terms in the event that our relationship with major suppliers deteriorates, our profit margin could be adversely affected. Alternatively, we may be required to remove certain menu offerings of our restaurants, which in turn could adversely affect our results of operations.

Our current restaurant locations or rental rates may become unattractive and the lack of new suitable locations on commercially viable terms, or any increase in rental costs may result in a failure to renew the existing tenancy agreements of our leased properties or a failure to seek new premises elsewhere for existing and new restaurants, and/or may affect our expansion plan.

All our restaurant premises are leased properties, and we may be exposed to fluctuations in our rental costs. We may be unable to accurately predict rental rates when we renew our existing tenancy agreements and substantial increase in rentals will adversely affect our profitability and financial position. In addition, some of our less desirable locations may be subject to long-term non-cancelable leases, so that even if we decide to close such restaurants, we may nonetheless be required to perform our obligations under such leases or pay penalties for terminating the leases, which will increase our operating costs. As such, any non-renewal or early termination of tenancy agreement could cause disruption to our business and as a result adversely affect our profitability and financial position.

The profitability of any restaurant depends substantially on its locations, and we maintain stringent selection criteria. In particular, we require our restaurants to be in areas with high foot traffic of people (such as shopping malls or major shopping area) seeking for dining options, close to public transportation (with direct access or within 5 minutes’ walk to metro and/or bus terminals) and easy access by customers. The floor area of each of our restaurants must be large enough to accommodate customers’ needs. In view of our stringent criteria in selecting restaurant locations, commercially viable choices in Hong Kong are limited. Neighborhood or economic conditions where our restaurants are located could deteriorate in the future, thus resulting in potentially reduced sales in these locations. If we cannot obtain desirable locations at reasonable prices, our ability to effect our growth strategy will be adversely affected. If we are to relocate or open new restaurants, we cannot assure that we would be able to find suitable premises for our restaurants at commercially viable terms. There is also no assurance that we can negotiate the terms of renewal with the landlords before the expiry of our existing tenancy agreements.

The closure of our restaurant in North Point which featured our brand “Gyu! Gyu! Shabu Shabu” and integration of both of our brands into a new flagship restaurant in Kwun Tong may present operational, regulatory, and financial risks.

Our restaurant branded “Gyu! Gyu! Shabu Shabu” located at North Point, Hong Kong were closed in March 2025 due to the expiration of the lease. We then opened a new flagship restaurant of 11,000 square feet in Kwun Tong, Hong Kong, that features both our brands of “Thai Pot” and “Gyu! Gyu! Shabu Shabu” and offers Japanese and Thai all-you-can-eat hotpot. Given the new restaurant only recently began operational, we cannot guarantee that whether the closure of the existing restaurant and the transition to the new location may temporarily disrupt business operations, leading to potential loss of revenue and customer attrition during the transition period. The successful integration of two distinct hotpot brands under a single location involves logistical, branding, and operational complexities.

The location where our new restaurants opened may have different competitive conditions, consumer tastes and discretionary spending patterns from our existing restaurant that had commenced operation for years. We cannot assure that the new restaurant may achieve the similar level of operational efficiency or generate similar level of revenue as our old restaurants, these new restaurants may neither be profitable nor have results comparable to our existing restaurants for a period of time. Furthermore, any failure to effectively merge menus, service standards, or branding could dilute customer experience and harm the Company’s reputation. There is no guarantee that the combined-brand concept will resonate with customers as intended, which could result in lower-than-expected foot traffic and profitability. The opening of the new restaurant also requires a significant upfront capital expenditure, including fit-out costs, marketing, and staff training, which could strain financial resources if the new location does not achieve projected revenue in a timely manner. The opening of the new restaurants in North Point may record lower average sales, lower average spending per customer, higher occupancy costs or higher operating costs than restaurants in existing district. Sales at the new restaurant opened may never reach, expected sales and profit levels, thereby affecting our overall profitability. There can be no assurance that we will be able to maintain our profitability.

Lastly, although we have acquired all necessary licenses and abided by all regulations relevant to the new restaurant’s operations, given that the new restaurant operates in a new premise and facilities, we cannot guarantee that the operations of such may be in compliance with relevant permits or licenses, such as the fire protections or hygiene permits, as the staff may be unfamiliar with the new facilities. If the new restaurant or us fail to comply with the existing laws and regulations, we may incur significant compliance costs or expenses or result in the assessment of damages, imposition of fines against us or a suspension of any part of the new restaurant, which could materially and adversely affect our financial condition and operation results, and our reputation and profitability could be materially adversely affected.

Our business depends significantly on market recognition of our brands. Measures taken to prevent intellectual property infringement or taken to protect our brands may be insufficient.

We registered four trademarks associated with the logos and brand names of “Thai Pot (泰金鍋)” and “Gyu! Gyu! Shabu Shabu (牛牛殿堂日式火鍋放題)” in Hong Kong. Any occurrence of counterfeiting or imitation could negatively impact our reputation and brand name and could result in a reduction of our market share, cause a long-term or even permanent decline in our sales and profitability and increase our administrative costs in respect of detection and enforcement of our intellectual property rights.

We consider our trademarks, brand names and other intellectual property to be material for our business. Preventing intellectual property infringement is difficult, costly and time-consuming. Continued unauthorized use of our intellectual properties by unrelated third parties may damage our reputation and brand image. The measures we have taken to protect our trademark and other intellectual property rights may not be adequate to prevent unauthorized use of our intellectual properties by unrelated third parties. If we are unable to adequately protect our trademark and other intellectual properties, our brand image may be harmed, and our results of operations may suffer as a result.

In addition, if our competitors infringe, misappropriate or otherwise violate any eventual intellectual property rights obtained by us that are critical to our competitive position despite efforts to prevent such infringement, we may be required to commence litigation proceedings to protect and enforce our trademark and other intellectual property rights. Although we and our subsidiaries have not been subject to any litigation, pending or threatened, alleging infringement of third parties’ intellectual property rights, we cannot assure you that such infringement claims will not be asserted against us in the future. Third parties may own copyrights, trademarks, trade secrets, ticker symbols, internet content, and other intellectual properties that are similar to ours in jurisdictions where we currently have no active operations. If we expand our business to or engage in other commercial activities in those jurisdictions using our own copyrights, trademarks, trade secrets, and internet content, we may not be able to use these intellectual properties or face potential lawsuits from those third parties and incur substantial losses if we fail to defend ourselves in those lawsuits.

Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operation of our business. If there is a successful claim of infringement, we may be required to alter our services, cease certain activities, pay substantial royalties and damages to, and obtain one or more licenses from third parties. We may not be able to obtain those licenses on commercially acceptable terms, or at all. Any of those consequences could cause us to lose revenues, impair our client relationships and harm our reputation.

Moreover, any negative publicity and complaints regarding any infringing party’s unauthorized use of any eventual intellectual property rights obtained by us and tied to brands and logos such as “Thai Pot (泰金鍋)” and “Gyu! Gyu! Shabu Shabu (牛牛殿堂日式火鍋放題)” could also confuse, dilute or tarnish, directly or indirectly, our restaurants’ brand appeal, which could materially damage our results of operations, profitability and business prospects.

We rely on a limited number of third-party suppliers and service providers to provide products and services to us, and the loss of any of these suppliers or service providers or a significant interruption in the operations of these suppliers or service providers could negatively impact our business.

We work with a limited number of raw material suppliers, delivery service providers and fulfillment service providers in the daily operations of our restaurants. As we continue to expand our operations and, in turn, our customer base, our existing suppliers and service providers may not be able to adequately accommodate the growth of our business, and we may not be able to find additional suppliers and service providers who can meet our requirements, standards and expectations.

Any significant interruption in the businesses of our suppliers and service providers could have a material adverse effect on the availability, quality and cost of our supplies, our customer relationships and restaurant operations. For example, during the outbreak of COVID-19, in certain regions in mainland China, operations of our suppliers in these regions have been adversely impacted by lockdown measures and travel restrictions, which further led to temporary increases in freight costs. In addition, our limited agreements with suppliers and service providers generally do not prohibit them from working with our competitors, and these parties may be more incentivized to prioritize the orders of our competitors in case of a short supply. Any deterioration in our cooperative relationships with our suppliers and service providers, any adverse change in our contractual terms with them, or the suspension or termination of our agreements with them could have a material adverse effect on our business, financial condition and results of operations. If we were to change suppliers, there is no assurance that we will be able to find suitable replacements in time, or at all, or that our contractual terms with any new supplier or service provider will be as favorable as our exiting arrangements.

We depend on our key management personnel and experienced and capable personnel, as well as our ability to attract, motivate and retain a sufficient number of capable employees.

Our future success is dependent on the continued availability and service of our key management personnel for formulating and implementing our overall business development strategies, making major business decisions and overseeing day-to-day management of our restaurants. Our executive Directors have vast experience in the catering services industry in Hong Kong. Our culinary directors, executive chef and general manager have over approximately 11, 9 and 11 years of experience in the catering services industry in Hong Kong, respectively. If any of our key management personnel ceases to be involved in Happy City or its subsidiaries in the future and if we are unable to locate and replace any of our lost key management personnel and employees, our overall management and administration, implementation of business development strategy and operations, and hence our overall financial performance may be adversely affected. Similarly, if any of our key management joins a competitor or forms a competing business, we may lose customers, know-how and key professionals and staff members.

In view of the highly service-oriented nature of the catering services industry, our success depends upon our ability to attract, motivate and retain a sufficient number of competent employees, such as our executive chef, general manager and restaurant managers, in order to maintain the operation of our existing restaurants and to meet the anticipated increase in demand of manpower associated with our expansion plans. Our rapid growth also requires us to hire, train and retain a wide range of personnel who can adapt to a dynamic, competitive and challenging business environment and are capable of helping us conduct effective marketing, innovate new menu offerings, and develop operational and service-based capabilities. We will need to continue to attract, train and retain personnel at all levels, such as skillful servers and line cooks, as we expand our business and operations. We may also need to offer attractive compensation and other benefits packages, including share-based compensation, to attract and retain employees and provide our employees with sufficient training to help them to realize their career development and grow with us. Individuals with sufficient experience in the restaurant market are in short supply and competition for such employees is intense. Any failure to attract, train, retain or motivate key management and experienced and capable personnel could severely disrupt our business and growth.

If we are unable to motivate and retain enough competent employees at commercially viable costs, we may encounter a higher employee turnover rate or widespread employee dissatisfaction, in which case we may be unable to ensure the quality of food and services for our customers. Any of these disruptions could have a material adverse impact on our business and results of operations.

Our restaurants’ liquor licenses are held by individuals and therefore subject to the good standing of these individuals with the authorities.

As of the date of this annual report, all liquor licenses issued by the Liquor Licensing Board of Hong Kong and associated with our restaurants are held by individuals who are either our executive Directors or full-time employees. Individual holders of liquor licenses are subject to the Dutiable Commodities (Liquor) Regulations (the “DCR”) and the Dutiable Commodities Ordinance (Chapter 109 of the Laws of Hong Kong), as amended (the “DCO”) which places specified limitations on such individual holders of liquor licenses.

Pursuant to regulation 15 of the DCR, transfer of a liquor license must be conducted in the prescribed form with the consent of the liquor license holder. In case of illness or temporary absence of the liquor license holder, under regulation 24 of the DCR, the secretary to the Liquor Licensing Board may, in his or her discretion, authorize any person to manage the licensed premises, upon application by the liquor license holder. A license holder must make an application for new issue of a liquor license to the Liquor Licensing Board of Hong Kong in order to submit an application for cancellation of a liquor license. In case of death or insolvency of the liquor license holder, his or her executor or administrator or trustee may carry on the business in the licensed premises until expiration of the license pursuant to section 54 of the DCO. Each liquor license is valid for a period of two years or a lesser period, subject to continuous compliance with the requirements under the relevant legislation and regulations. If any of our individual license holders associated with our restaurants commits an offence and is liable on conviction under section 17(3B) of the DCO, they may be subject to a fine of HK$1,000,000 and imprisonment for two years.

If the relevant executor, administrator or trustee of a license holder associate refuses to give consent to a transfer application when a transfer is required due to a license holder’s resignation, or a license holder fails to make an application with respect to his or her illness or temporary absence, or makes a cancellation application without our consent, or if an application by a license holder for new issue of a liquor license is required in case of that license holder’s death or insolvency, the relevant hotpot restaurant associate with the individual holder’s license may have to suspend or cease its sale of liquor for the time being, which may adversely affect our business and profitability. Similarly, if any of our individual license holders commits any offense under section 17(3B) of the DCO, that individual holder may be subject to imprisonment and their absence could have a material adverse effect on our business and results of operations.

Any failure to maintain, renew or comply with the terms and conditions of our licenses may affect our operations.

Operating a restaurant in Hong Kong is subject to various licensing requirements and there can be no assurance that such licenses will be renewed from time to time. Any number of licensing regulations or laws that we are subject to may become more stringent. In particular, if the requirements for obtaining and maintaining general restaurant licenses, liquor licenses, hygiene permits, approval on fire protection and other relevant permits in Hong Kong become more stringent in future, it is likely to increase our compliance costs. There is no assurance that our existing licenses will be successfully renewed upon expiry, or that the new restaurants that we open or relocate will obtain all the requisite licenses in order to continue normal operations.

If we fail to comply with the existing laws and regulations, or future legislative changes, we may incur significant compliance costs or expenses or result in the assessment of damages, imposition of fines against us or a suspension of any part of our business, which could materially and adversely affect our financial condition and operation results. In addition, there is no assurance that we can comply with more stringent licensing requirements. Should this happen, our restaurants may have to cease certain or all operations, and our reputation and profitability could be materially adversely affected.

Our insurance coverage may be insufficient to protect us against potential liabilities arising in the course of operations.

We maintain various insurance policies, such as employees’ compensation insurance, fire insurance and public liability insurance. However, our insurance coverage is still limited in terms of amount, scope and benefit. Consequently, we are exposed to risks including, but not limited to, accidents or injuries in our restaurants and office that are beyond the scope of our insurance coverage, or other accidents for which we do not currently maintain insurance, loss of key management and personnel, business interruptions, natural disasters, terrorist attacks and social instability or any other events beyond our control. Any business disruption, litigation or legal proceedings or natural disaster, such as epidemics, pandemics or earthquakes, or other events beyond our control could result in substantial costs and the diversion of our resources. Our business, financial condition and results of operations may be materially and adversely affected as a result.

Failure of our information technology system or its security breaches could disrupt our operations and negatively impact our business.

In the normal course of business, we rely on information technology systems to process, transmit, and store electronic information. For example, we utilize information technology to communicate with the suppliers, various service providers, such as logistics, and to manage our restaurants and inventory. Each of our restaurants has installed a “POS” System that we rely on to monitor our daily operations and to collect accurate up-to-date financial and operating data for business analysis or inventory/food items management. Furthermore, a significant portion of the communications between, and storage of personal data of, our personnel, customers, and suppliers depend on information technology, including social media platforms.

Our information technology systems may be vulnerable to a variety of interruptions or failures due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, software failures, computer viruses, hackers, and other security issues. These events could compromise our confidential information, impede, or interrupt our business operations, and may result in other negative consequences, including remediation costs, loss of revenue, litigation and reputational damage. Similarly, if technical issues arise, any failure by a technical support services, termination of services by third-party service providers or cessation of business relationship with third-party service providers, could lead to interruptions in our operations and adversely affect our business.

Furthermore, if a breach or other breakdown results in disclosure of confidential or personal information of our customers, employee or suppliers, we may suffer reputational, competitive and/or business harm. While we have implemented administrative and technical controls and taken other preventive actions to reduce the risk of cyber incidents and protect our information technology, they may be insufficient to prevent physical and electronic break-ins, cyber-attacks, or other security breaches to our computer systems, which could have a material adverse effect on our business, financial condition or results of operations.

The hotpot restaurant market in Hong Kong is highly competitive and we may not successfully compete against our competitors.

As a hotpot restaurant operator, we face intense competition within the hotpot restaurant market from a diverse group of restaurant chains and individual restaurant operators who are engaged in the production of similar products. While restaurants in Hong Kong serving hotpot dining compete with us directly, we also compete with restaurants in different market segments to a lesser extent. In addition, we face intense competition from new market entrants. Our Group’s results of operations and business prospects may be adversely affected in the event that we are not able to stay competitive in terms of our pricing and quality of food offered and service rendered.

As we intend to further expand our restaurant network, we have to compete with other restaurant operators as well as retailers for premises and experienced personnel. The competition for suitable locations may increase the bargaining power of landlords, thereby potentially leading to high rental costs for suitable locations. We may also have to offer higher wages to experienced management and restaurant staff in order to recruit or retain them. Such instances will increase the operating costs, thereby affecting our financial position and results of operations.

We have experienced the adverse effects of intense competition in our industry, with competitors actively recruiting our talented workforce. This competitive pressure has led to increased turnover and wage inflation, which has had a tangible impact on our business operations. We are committed to implementing strategies to retain our skilled workforce, including offering competitive compensation and benefits packages and providing a positive work environment. However, our vulnerability to competitors’ recruitment efforts, which may further disrupt our operations, increase labor costs, and affect our service quality.

We compete with other restaurants on an array of attributes such as food quality, customer service, pricing and overall dining experience. Some of our competitors may have larger customer bases, stronger brand reputation, longer operating history, greater financial, marketing and other resources. If we are not able to compete with existing competitors and new market entrants effectively, our business and results of operations may be adversely affected.

Our business depends to a significant extent upon general economic conditions, consumer demand, taste preferences and discretionary spending patterns. We also may not be able to develop new products in a timely manner to respond to such change, which may adversely affect our financial conditions and future growth.

The catering service industry is affected by consumer taste and preference. We cannot assure you that we can continue to maintain our menu to develop new products and maintain an attractive menu to suit changing customer demands. We cannot ensure that hotpot dining will continue to be well received by our customers or that the hotpot dining market will grow at the expected growth rate. Similarly, we need to anticipate and respond to customers’ changing preferences in the catering services industry. If we are unable to identify new trends in terms of new recipes or food ingredients, our business may lose popularity. If there is a decline in popularity of hotpot dining among our customers and if we fail to run our existing hotpot restaurants in a profitable manner, or we fail to change our cuisine served to adapt to market changes, our financial performance may be adversely affected.

Our business is significant exposed to the volatility of the general economic conditions and reductions in disposable income levels and discretionary consumer spending. Any material decline in the amount of discretionary spending in Hong Kong may have a material adverse effect on our business, results of operations and financial conditions. Consumers’ willingness to dine out or be served by us may fluctuate as a result of changes in national, regional or global economic conditions, disposable income, discretionary spending, lifestyle choices, publicity of our restaurants and its menu or our competitors. Future economic conditions such as employment levels, business conditions, housing, interest rates, inflation rates, energy and fuel costs and tax rates could reduce consumer spending or change consumer purchasing habits. The demand for our service and menu items may be adversely affected from time to time by economic downturns. If the weak economy continues for a prolonged period of time or worsens, the consumers may choose to spend discretionary money less frequently which could result in a decline in consumers’ preference to dine out, or the amount they spend while dining out. Moreover, if the negative economic conditions persist for an extended period of time, consumers might ultimately make long-lasting changes to their discretionary spending behavior, including dining out less frequently on a permanent basis. Accordingly, adverse changes to consumer preferences or consumer discretionary spending, each of which could be affected by many different factors which are out of our control, could harm our business, financial condition or results of operations. Our growth will depend in part upon our ability to anticipate, identify and respond to changing economic and other conditions and the impact that they may have on discretionary consumer spending. If we fail to successfully adapt our business strategy, brand image and product portfolio to changes in market trends or shifts in consumer preferences and spending patterns, our business, financial conditions and results of operations may be materially and adversely affected.

A severe or prolonged downturn in the global economy could materially and adversely affect our business and financial condition.

Our operations are located in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and Mainland China generally. Economic conditions in Hong Kong are sensitive to Mainland China and the global economic conditions. Any major changes to Hong Kong’s social and political landscape will have a material impact on our business. Any deterioration in the Hong Kong economy may lead to contraction of consumer discretionary expenditure on food, fear of a recession and decrease in consumer confidence. These factors may lead to a reduction in customer traffic and average spending per dine-in customer per visit at our restaurants, which could materially and adversely affect our financial condition and results of operations.

The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats, and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations, and tariffs. Any severe or prolonged slowdown in the global economy may materially and adversely affect our business, results of operations and financial condition.

Additionally, the outbreak of war in Ukraine in 2022 has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial conditions, liquidity and business outlook of our business.

We, through our Hong Kong Operating Subsidiaries, have a relatively short operating history compared to some of our established competitors and face significant risks and challenges in a rapidly evolving market, which makes it difficult to effectively assess our future prospects.

Our Operating Subsidiaries have a relatively short operating history compared to some of our established competitors. Our Operating Subsidiaries opened its first hotpot restaurant in 2020. Our Operating Subsidiaries only has a limited operating history with regard to such business upon which an evaluation of our prospects can be based. Our future revenues and cash flows may fluctuate significantly given our short operating history, rendering it difficult to predict our results of operations and prospects.

There is no assurance that we will sustain profitability or positive cash flow from the existing operations or from any expanded or new operations, nor that we will be able, upon the completion of the Offering, to expand operations beyond our current level. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our relatively short operating history. These risks and challenges include our ability to, among other things:

●	build a well-recognized brand;

●	maintain and expand our client base;

●	maintain and enhance our relationships with partners;

●	attract, retain, and motivate qualified employees;

●	anticipate and adapt to changing market conditions and a competitive landscape;

●	Mitigate potential cybersecurity threats and protect sensitive client and company data;

●	manage our future growth;

●	ensure that the performance of the services of our Operating Subsidiaries meet client expectations;

●	maintain or improve the operational efficiency of our Operating Subsidiaries;

●	navigate a complex and evolving regulatory environment;

●	defend ourselves in any legal or regulatory actions against us and our Operating Subsidiaries;

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected. As our business develops and as we respond to competition, our Operating Subsidiaries may continue to introduce new service offerings, make adjustments to our existing services, or make adjustments to our business operations in general. There is no assurance that we will sustain profitability or positive cash flow from our existing operations or from any expanded or new operations, nor that we will be able, upon the completion of the Offering, to expand operations beyond our current level. Any significant change to our business model that does not achieve expected results could have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

We may incur losses or experience disruption of our operations as a result of act of god, unforeseen or catastrophic events, including pandemics, terrorist attacks, or natural disasters.

In addition, our business could also be materially and adversely affected by catastrophic events or other business continuity problems, such as natural or man-made disasters, fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, political unrest, terrorist attacks or other disasters that are beyond our control. Moreover, besides COVID-19, our business and ability to operate could also be adversely affected by Ebola virus disease, Zika virus disease, H1N1 flu, H5N1 flu, H7N9 flu, avian flu, Swine flu, SARS or other epidemics.

Our headquarter is located in Hong Kong, where our directors and management and a majority of our employees currently reside. Consequently, we and subsidiaries are highly susceptible to factors adversely affecting Hong Kong. Political unrest, wars and terrorist attacks may cause damage or disruption to us, our employees, suppliers or customers, any of which could adversely affect our business, results of operations, financial conditions or share price. Potential war or threat of terrorist attacks may also cause uncertainty and cause our business to suffer in ways that we cannot currently predict. A disaster or a disruption in the infrastructure that supports our businesses, a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or a disruption that directly affects our headquarters, could have a material adverse impact on our ability to continue to operate our business without interruption.

In addition, our results of operations could be adversely affected to the extent that any natural disaster, including the pandemic, harms the Chinese or Hong Kong economy in general. The incidence and severity of disasters or other business continuity problems are unpredictable, and our inability to timely and successfully recover could materially disrupt our businesses and cause material financial loss, regulatory actions, reputational harm, or legal liability.

Health-related outbreaks amounting to epidemics and/or pandemics of infectious or contagious diseases, diseases of animals, foodborne illnesses as well as negative publicity relating to such incidents may from time to time adversely affect our financial condition and results of operations in the future.

Any outbreak, epidemic and/or pandemic of infectious or contagious diseases, such as Severe Acute Respiratory Syndrome (SARS) and COVID-19 in Hong Kong, could lead to a reduction in our customer traffic and total customer spending. During the COVID-19 pandemic, the Hong Kong government issued many COVID-19 Catering Business Premises Directions which significantly restricted the operation of catering businesses, such as restricting dine-in service, limiting the number of seats per table, imposing a minimum distance between tables and mandatory closure of restaurant for disinfection if any employee or customer of such restaurant is infected with COVID-19, which have materially and adversely affected the catering services industry in Hong Kong. There is no guarantee that there will not be any further major outbreak of COVID-19 or outbreak of other infectious or contagious diseases in Hong Kong and that the Hong Kong government will not impose similar or more stringent restrictions on the operation of our restaurants again. We anticipate that any further major outbreak of COVID-19 or the outbreak of other infections or contagions in Hong Kong could have a material adverse impact on the macroeconomic condition of Hong Kong, which, in turn, will negatively affect our business operations, financial performance and business prospects.

In addition, any negative publicity relating to the aforementioned and other health-related matters such as excessive level of medicine and chemicals contained in poultry and seafood, or outbreak of Bovine Spongiform Encephalopathy (also known as mad cow disease) or Avian influenza A(H7N9) (also known as bird flu) may affect consumers’ perception of food safety in general. An outbreak of any epidemics or pandemics in Hong Kong, especially in the areas where we have restaurants, may result in quarantines, temporary closures of our restaurants, travel restrictions or the sickness or death of key personnel and our customers. Any of the above may cause material disruptions to our operations, which, in turn, may materially and adversely affect our financial condition and results of operations.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of this Offering, we were a private company mainly operating our businesses in Hong Kong. As a result of this Offering, our company will become subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

Our business and results of operations could be adversely affected by difficulties in recruitment and retention of our employees.

As restaurant operations are highly service-oriented in general, our success depends in part upon our ability to attract, retain and motivate a sufficient number of qualified employees, including restaurant managers, chef and kitchen personnel and service personnel, all of whom are necessary for our daily operations. Given that qualified individuals with sufficient experience in the restaurant industry are in relatively short supply in Hong Kong, and competition for these employees is intense, there is no assurance that our Operating Subsidiaries will not experience difficulties in recruiting staff in the future. Any failure to recruit and retain sufficient qualified employees could delay planned new restaurant openings, cause disruptions to our Operating Subsidiaries’ existing daily operations or lead to employee dissatisfaction, all of which could have an adverse effect on our business and results of operations.

In addition, competition for qualified employees could also require us to pay higher wages, which could result in higher labor costs. It is expected that our labor costs will increase owing to the expected expansion of our business and the increase in the salary level of employees in the catering industry in Hong Kong. Due to the intense competition in the restaurant industry, we may be unable to pass the increased labor costs to our customers through raising our menu prices, in which case our profit margins could be adversely affected. Accordingly, any failure to attract qualified personnel at a desirable level of labor costs could adversely affect our business and results of operations.

Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results which may affect the market for and price of the Class A Ordinary Shares.

Prior to the initial public offering, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended August 31, 2025, 2024, and 2023, we identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above-mentioned periods.

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to: (1) our lack of financial reporting and accounting personnel with understanding of U.S. GAAP to address complex U.S. GAAP technical issues, related disclosures in accordance with U.S. GAAP; (2) our lack of internal audit function to establish formal risk assessment process and internal control framework; (3) IT deficiencies, including lack of formal IT policies and procedures, risk and vulnerability assessments, recovery management, change management and system security.

To remediate our identified material weaknesses, we have implemented and will continue to implement measures to improve our internal control over financial reporting, including (i) engaging qualified and experienced financial and accounting advisory team and relevant staff with working experience in U.S. GAAP and SEC reporting requirements to strengthen our financial reporting function and establishing a comprehensive policy and procedure manual; (ii) hiring independent directors, establishing an audit committee and strengthening corporate governance; (iii) our CFO will receive additional training in U.S. GAAP through self-study and webinar courses and begin to periodically review major accounting literature updates; and (iv) we will conduct regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting.

We are a public company in the United States subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of Nasdaq Capital Market. Section 404 of the Sarbanes-Oxley Act, or Section 404, require us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified, if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

Risks Related to our Corporate Structure

We rely on dividends and other distributions of equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiaries by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.

Happy City is a holding company incorporated in the BVI, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. If any of our subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between Happy City and its subsidiaries, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from the subsidiaries, to Happy City and U.S. investors and amounts owed.

Currently, the PRC law and regulations and foreign currency control in Mainland China do not currently have any material impact on the transfer of cash between Happy City and our Operating Subsidiaries, or vice versa. However, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless. Further, any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

The dual-class structure of our Ordinary Shares will have the effect of concentrating voting control with our Controlling Shareholder, Happy City Group Limited, which holds in the aggregate 97.08% of the voting power of our voting shares, preventing you and other shareholders from influencing significant decisions, including the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. As of the date of this annual report, the Company is authorized by its Amended and Restated Memorandum and Articles of Association to allot unlimited number of Class A Ordinary Shares of no par value and unlimited number of Class B Ordinary Shares of no par value.

As of the date of this annual report, there are currently 7,212,000 Class A Ordinary Shares and 12,000,000 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A Ordinary Share has one (1) vote and each Class B Ordinary Share has twenty (20) votes. The Class B Ordinary Shares are convertible into Class A Ordinary Shares, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one Class A Ordinary Share for each Class B Ordinary Share. The holder of Class B Ordinary Shares would have, upon conversion of its Class B Ordinary Shares into Class A Ordinary Shares, one vote per Class A Ordinary Share held on all matters submitted to a vote of our shareholders. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Our Controlling Shareholder, Happy City Group Limited is owned as to 51% by Jantin Investments Group Limited, which in turn ultimately owned by Suk Yee, Kwan (Happy City’s Director and Chief Executive Officer) and Tak Shing, Lam (Happy City’s Director and the Chair of the Board), and Ms. Kwan is the sole director of Jantin Investment Group Limited. Ms. Kwan is the spouse of Mr. Lam, and by virtue of this relationship, Ms. Kwan and Mr. Lam are deemed as the beneficial owners of the shares held by Happy City Holdings Limited. The Class B Ordinary Shares outstanding are all ultimately and beneficially owned by Ms. Kwan and Mr. Lam representing 97.08% of the aggregate voting power of our currently outstanding Ordinary Shares as of the date hereof. Because of the one-to-twenty voting ratio between our Class A and Class B Ordinary Shares, through Happy City Group Limited, Ms. Kwan and Mr. Lam will continue to control a majority of the combined voting power of our Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval so long as the Class B Ordinary Shares represent at least 51% of the voting power of all outstanding Ordinary Shares. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters for the foreseeable future. Furthermore, should the Company decide to issue additional Class A Ordinary Shares in the future, the one-to-twenty voting ratio between the two classes of our ordinary shares will result in further dilutive effect on the holders of Class A Ordinary Shares.

As a result, for so long as Happy City Group Limited owns a controlling or significant voting interest in our Ordinary Shares, it generally will be able to control or significantly influence, directly or indirectly and subject to applicable law, all matters affecting us, including:

●	the election of directors;

●	determinations with respect to our business direction and policies, including the appointment and removal of directors;

●	determinations with respect to corporate transactions, such as mergers, business combinations, change in control transactions or the acquisition or the disposition of assets;

●	our financing and dividend policy;

●	determinations with respect to our tax returns; and

●	compensation and benefits programs and other human resources policy decisions.

During the period of Happy City Group Limited’s controlling or significant ownership of our Ordinary Shares, investors in this Offering may not be able to affect the outcome of such corporate actions.

Happy City Group Limited, the Controlling Shareholder, may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control or other liquidity event of our Company, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale or other liquidity event and might ultimately affect the market price of our Class A Ordinary Shares.

We cannot predict the effect our dual-class structure may have on the market price of our Class A Ordinary Shares.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A Ordinary Shares, adverse publicity or other adverse consequences. For example, certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public shareholders, and S&P Dow Jones announced that it would no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced and implemented policies, the dual-class structure of our ordinary shares would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices would not invest in our Class A Ordinary Shares. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class structure of our ordinary shares, we will likely be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

As a “controlled company” under the rules of the Nasdaq Stock Market LLC, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Through Happy City Group Limited, Ms. Suk Yee, Kwan (Happy City’s Director and Chief Executive Officer) and her spouse, Mr. Tak Shing, Lam (Happy City’s Director and the Chair of the Board) beneficially own the majority of the voting power of our outstanding Ordinary Shares. Under the Rule 4350(c) of the Nasdaq Stock Market LLC, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the rules of the Nasdaq Stock Market LLC, and the requirement that our compensation and nominating committees consist entirely of independent directors.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our Board of Directors might not be independent directors and our nominating and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause our Class A Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated in the BVI.

We are a business company incorporated under the laws of the BVI. We conduct our operations in Hong Kong, outside the United States and substantially all of our assets are located outside the United States. In addition, all our directors, officers and senior management are located in Hong Kong, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States upon us or such persons or to enforce judgments obtained in United States courts against them or against us, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Even if you are successful in bringing an action of this kind, the laws of the BVI or Hong Kong could render you unable to enforce a judgment against our assets or the assets of our directors and officers. For further information regarding the relevant laws of the BVI and Hong Kong, please refer to the section titled “Regulations”.

There is also uncertainty as to whether the courts of the BVI would:

●	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

●	entertain original actions brought in the BVI against us or our Directors or officers predicated upon the securities laws of the United States or any state in the United States.

The U.S. and the BVI do not have a treating providing for reciprocal recognition and enforcement of judgments of courts of the U.S. in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the U.S. based on civil liability, whether or not predicated solely upon the U.S. federal securities laws would not be enforceable in the BVI. A final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the BVI under the common law doctrine of obligation. Furthermore, it is uncertain that BVI courts would: (i) recognize or enforce judgments of U.S. courts obtained in actions against us or our directors or officers predicated upon the civil liability provisions of the U.S. federal securities laws; or (ii) entertain original actions brought in the BVI against us or other persons predicated upon the Securities Act.

There is also uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of the U.S. courts obtained against us, our subsidiaries, or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. or (ii) entertain original actions brought in Hong Kong against us, our subsidiaries or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S.

A judgment of a court in the U.S. predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the U.S. was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the U.S. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of the U.S. courts of civil liabilities predicated solely upon the federal securities laws of the U.S. or the securities laws of any State or territory within the U.S. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against our subsidiaries, or our management named in the annual report, as judgments entered in the U.S. can be enforced in Hong Kong only at common law.

The laws of BVI provide limited protections for minority shareholders, so minority shareholders will not have the same options as to recourse in comparison to the U.S if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the BVI, there is limited statutory protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protections under BVI statutory law are derivative actions, actions brought by one or more shareholders for relief from unfair prejudice, oppression and unfair discrimination and/or to enforce the BVI Act or the Amended and Restated Memorandum and Articles of Association. Shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the Amended and Restated Memorandum and Articles of Association and are entitled to payment of the fair value of their respective shares upon dissenting from certain enumerated corporate transactions.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI is limited. Under the general rule pursuant to English common law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to seek to have the affairs of the company conducted properly according to BVI law and the constitutional documents of the company. As such, if those who control the company have persistently disregarded the requirements of the BVI law and the constitutional documents of the company, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) acts that constitute fraud on the minority where the wrongdoers control the company; (iii) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; or (iv) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BCA dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the Amended and Restated Memorandum and Articles of Association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BCA and the Amended and Restated Memorandum and Articles of Association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BCA also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

Certain corporate governance practices in the BVI, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Risks Relating to Our Class A Ordinary Shares

Our Class A Ordinary Shares may be delisted or prohibited from being traded over-the-counter under the HFCAA if the PCAOB is unable to inspect or investigate completely the Company’s auditor for two consecutive years.

Our independent registered public accounting firm issued an audit opinion on the financial statements included in this annual report filed with the SEC. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB.

Our auditor, AOGB CPA LIMITED, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is headquartered at Suite 2501-3, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong, Hong Kong and registered with the PCAOB. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. However, recent developments with respect to audits of Hong Kong based companies, such as us, create uncertainty about the ability of our auditor to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our auditor through such inspections.

Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The PCAOB is currently able to conduct inspections of audit firms located in Mainland China and Hong Kong and conduct inspections of U.S. audit firms where audit work papers are located in Mainland China.

In addition, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges, such as Nasdaq, of issuers included for three consecutive years on the SEC’s list. On May 20, 2020, the U.S. Senate passed S. 945, the HFCAA. The HFCAA was approved by the U.S. House of Representatives on December 2, 2020. On December 18, 2020, the former U.S. president signed into law the HFCAA. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the HFCAA and any additional rulemaking efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our securities could be adversely affected, and we could be delisted if it is unable to cure the situation to meet the PCAOB inspection requirement in time. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by former President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before your securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in a foreign jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong because of positions taken by Mainland China and Hong Kong authorities in those jurisdictions, and identifies the registered public accounting firms in Mainland China and Hong Kong that are subject to such determinations. The PCAOB has made such designations as mandated under the HFCAA. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future. The auditor of the Company, WWC, P.C., is not among the auditor firms listed on the determination list issued by the PCAOB, which notes all of the auditor firms that the PCAOB is not able to inspect.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in Mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination.

Should the PCAOB be unable to fully conduct inspections of our auditor, it will make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures and you may be deprived of the benefits of such inspection, which could result in limitation or restriction to our access to the U.S. capital markets, and our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCAA. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements, which would adversely affect us.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares, and could result in substantial losses to you.

The trading price of our Class A Ordinary Shares has been, and is likely to continue to be, volatile and could fluctuate widely due to various factors, some of which are beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance.

In addition to the above factors, the price and trading volume of our Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenues, profit, and cash flow;

●	the general market reactions and financial market fluctuation due to the continuous Russo-Ukraine conflicts;

●	changes in the economic performance or market valuations of other financial services firms; political, social and economic conditions in Mainland China and Hong Kong;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	fluctuations of exchange rates among Hong Kong dollar, Renminbi, and the U.S. dollar;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, Controlling Shareholder, other beneficial owners, professional parties we partner with, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers, directors, or Controlling Shareholder;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares; and

●	sales or perceived potential sales of additional Class A Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional shares of Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Volatility in our Class A Ordinary Shares price may subject us to securities litigation.

The market for our Class A Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

Nasdaq may apply additional and more stringent criteria for our continued listing because insiders will hold a large portion of the Company’s listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the continued listing of securities in Nasdaq and Nasdaq may use such discretion to apply additional or more stringent criteria for the continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny continued listing or to apply additional and more stringent criteria in the instances, including, but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by the PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. The insiders of our Company will hold a large portion of the Company’s listed securities. Nasdaq might apply the additional and more stringent criteria for our continued listing.

Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our Class A Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Class A Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we become more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Broad or active public trading market for our Class A Ordinary Shares may not develop or be sustained.

If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock”, which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our shares have been approved for listing on Nasdaq, such securities are covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

The sale of a substantial amount of our Class A Ordinary Shares by our existing shareholders in the public market, or the perception that such sales might occur, may cause the market price of our securities to drop significantly, even if our business is doing well.

On October 9, 2025, the Company filed the registration statement on Form F-1 with the SEC (File No. 333-290792) (as amended, the “Resale Prospectus”), which was effective under the Securities Act on November 11, 2025 in accordance with the provisions of Section 8(a) of the Securities Act, for 8 existing shareholders of the Company (the “Selling Shareholders”) to register their existing shareholding of an aggregate of 6,000,000 Class A Ordinary Shares to be sold pursuant to the Resale Prospectus.

As of the date of the annual report, there are 7,212,000 Class A Ordinary Shares issued and outstanding, and 1,212,000 Class A Ordinary Shares are held by the public shareholders. Sales of substantial amounts of our Class A Ordinary Shares in the public market by the Selling Shareholders, or the perception that such sales might occur, could cause the market price of our Class A Ordinary Shares to decline and may make it more difficult for you to sell your Class A Ordinary Shares at a time and price that you deem appropriate.

We cannot predict if and when the selling shareholders may sell such Class A Ordinary Shares in the public market. Furthermore, in the future, we may issue additional Class A Ordinary Shares or other equity or debt securities convertible into our Class A Ordinary Shares. Any such issuance could result in substantial dilution to our existing shareholders and could cause our stock price to decline.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the BVI law, namely the Company may only pay dividends if we are solvent immediately after the dividend payment in the sense that the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due.

We currently intend to retain all remaining funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any further dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and will be subject to the restrictions contained in any future financing instruments.

Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. We cannot assure you that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

Future issuances of our Class B Ordinary Shares may be dilutive to the voting power of our Class A Ordinary Shareholders.

Future issuances of our Class B Ordinary Shares, which can be approved by our Board of Directors, could result in dilution to existing holders of our Class A Ordinary Shares. Such issuances, or the perception that such issuances may occur, could depress the market price of the Class A Ordinary Shares.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Class A Ordinary Shares, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Class A Ordinary Shares to decline.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or cause us to relinquish valuable rights.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as holder of Class A Ordinary Shares. Any indebtedness we incur would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our shareholders. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of the Class A Ordinary Shares to decline and existing shareholders may not agree with our financing plans or the terms of such financings. If we raise additional funds through strategic partnerships, collaborations, and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, technologies or our product candidates, or grant licenses on terms unfavorable to us.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act” was signed into law on December 18, 2025, will require directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Directors and officers will remain exempt from the short swing profit rules of Section 16 of the Exchange Act. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the British Virgin Islands, may differ significantly from corporate governance listing standards. Currently, we do not plan to rely on some home country practices with respect to our corporate governance. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our outstanding voting securities become directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

If we are classified as a passive foreign investment company, U.S. taxpayers who own our Class A Ordinary Shares may have adverse U.S. federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

●	at least 75% of our gross income for the year is passive income; or

●	the average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. With the amount of cash we raised in our past offerings, together with any other assets held for the production of passive income, it is possible that, for any subsequent year, more than 50% of our assets may be assets which produce passive income. It is believed we are not a PFIC for the taxable year ending March 31, 2025. We will continue to make this determination following the end of any particular tax year.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one of more taxable years.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Item 10. Additional Information — 10.E. Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups (“JOBS”) Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Class A Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult or costly for us to find qualified persons to serve on our board of directors or as executive officers as a public company. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Item 4. Information on the Company

4.A. History and Development of the Company

Happy City is a holding company incorporated in the BVI with no material operation of its own, and it conducts operations through its wholly-owned Operating Subsidiaries, namely A-One President Limited, East Harmony Limited, Topwell Gold Limited, and Million Great International Limited.

Happy City and its subsidiaries do not have any operation, maintain any office, personnel, or physical presence in Mainland China, nor do we currently have, or intend to have, any contractual arrangements to establish a variable interest entity (“VIE”) structure with any entity in Mainland China.

As a holding company, Happy City relies on dividends or other distributions paid by its Operating Subsidiaries to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur, and to pay our operating expenses. The ability of our subsidiaries to pay dividends to us may be restricted by the debt they incur on their own or by laws and regulations applicable to them. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to our Corporate Structure — We rely on dividends and other distributions of equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiaries by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.”

Corporate History

Happy City Holdings Limited was incorporated as a BVI business company with limited liability on July 4, 2024 under the laws of the BVI. As of the date of this annual report, Happy City is authorized by its Amended and Restated Memorandum and Articles of Association to allot unlimited number of Class A Ordinary Shares and unlimited number of Class B Ordinary Shares, of which 7,212,000 Class A Ordinary Shares and 12,000,000 Class B Ordinary Shares are issued and outstanding as of the date of the annual report.

In connection with the incorporation, on the date of its incorporation (July 4, 2024), Happy City Holdings Limited issued a total of 1 share of its ordinary shares to its sole shareholder, Happy City Group Limited, at the consideration of US$1. On August 14, 2024, the Company effectuated a share split of its issued and outstanding shares at a ratio of 4,000,000 for one (the “1st Share Split”), so that there were 4,000,000 ordinary shares issued and outstanding post-1st Share Split. On the same date of its 1st Share Split, the Company further issued 2,000,000 ordinary shares in aggregate to six (6) shareholders, namely, Gain Best Investments Limited, Plenty Partner Enterprises Limited, Prime Kingdom Development Limited, Winning Consultants Limited, World Power Holdings Limited, CXQD International Limited at the consideration of US$750,000 in aggregate.

On September 13, 2024, the Company effectuated a further share split of its issued and outstanding shares at a ratio of 3 for one (the “2nd Share Split”, together with 1st Share Split, the “Share Split”), so that there were 18,000,000 ordinary shares issued and outstanding post-Share Split. From a British Virgin Islands legal perspective, the Share Split does not have any retroactive effect on our shares prior to the effective date.

The following table sets forth the breakdown of the shareholding after the 2nd Share Split:

Shareholders	Number of ordinary shares held by the shareholders after the 2nd Share Split
Gain Best Investments Limited	1,020,000
Plenty Partner Enterprises Limited	1,020,000
Prime Kingdom Development Limited	900,000
Winning Consultants Limited	1,020,000
World Power Holdings Limited	1,020,000
CXQD International Limited	1,020,000
Happy City Group Limited	12,000,000

On September 16, 2024, Mr. Wing Sum, Ho, through 88M Global Limited, which was solely and beneficially owned by Mr. Wing Sum, Ho, purchased 270,000, 270,000 and 150,000 ordinary shares from Gain Best Investments Limited, Plenty Partner Enterprises Limited, and Prime Kingdom Development Limited, respectively, at the consideration of US$ 35,100, US$ 35,100, and US$19,500, respectively. Also on September 16, 2024, Mr. Kwong Yiu, Mak, purchased 270,000, 270,000 and 270,000 ordinary shares from Winning Consultants Limited, World Power Holdings Limited, and CXQD International Limited, at the consideration of US$ 35,100, US$ 35,100, and US$ 35,100, respectively. Subsequent to the transfers to Mr. Wing Sum Ho and Mr. Kwong Yiu, Mak from the abovementioned shareholders, Happy City Holdings Limited is owned as to: (a) 750,000 ordinary shares each, by Gain Best Investments Limited, Plenty Partner Enterprises Limited, Prime Kingdom Development Limited, Winning Consultants Limited, World Power Holdings Limited, CXQD International Limited, Mr. Kwong Yiu, Mak, and Mr. Wing Sum, Ho, and (b) 12,000,000 ordinary shares by Happy City Group Limited.

On March 4, 2025, the Company’s shareholders resolved to reclassify the Company’s authorized share capital from unlimited number of shares without par value into unlimited number of Class A Ordinary Shares, each having one (1) vote per share and Class B Ordinary Shares without par value, each having 20 votes per share (the “Share Redesignation”). Pursuant to the Share Redesignation, the 18,000,000 authorized and issued shares held by the nine shareholders were redesignated into 6,000,000 Class A Ordinary Shares and 12,000,000 Class B Ordinary Shares in aggregate, that the issued shares of 750,000 ordinary shares each, held by Gain Best Investments Limited, Plenty Partner Enterprises Limited, Prime Kingdom Development Limited, Winning Consultants Limited, World Power Holdings Limited, CXQD International Limited, Kwong Yiu, Mak, and Wing Sum, Ho, are redesignated into 750,000 Class A Ordinary Shares each, and the issued shares of 12,000,000 ordinary shares held by Happy City Group Limited are redesignated into 12,000,000 Class B Ordinary Shares. All references to Class A and Class B Ordinary Shares, share data, per share data, and related information have been retroactively adjusted, where applicable, in this annual report to reflect the Share Split and Share Redesignation, as if these events had occurred at the beginning of the earliest period presented.

The Initial Public Offering

On June 25, 2025, the Company closed its initial public offering of 1,100,000 Class A Ordinary Shares at a public offering price of US$5.00 per Class A Ordinary Share on the Nasdaq. On July 7, 2025, the underwriters to the Company’s initial public offering had exercised the over-allotment option partially to purchase an additional 112,000 Class A Ordinary Shares. The gross proceeds received from the Company’s initial public offering, including the proceeds from the sale of the over-allotment shares, totaled US$6.06 million. Company’s Class A Ordinary Shares began trading on June 24, 2025 on the Nasdaq Capital Market under the ticker symbol “HCHL.”

Subsequent to Company’s initial public offering and as of the date of this annual report, 7,212,000 Class A Ordinary Shares and 12,000,000 Class B Ordinary Shares are issued and outstanding.

Resale Offering

On October 9, 2025, the Company filed the registration statement on Form F-1 with the SEC (File No. 333-290792) (as amended, the “Resale Prospectus”), which was effective under the Securities Act on November 11, 2025 in accordance with the provisions of Section 8(a) of the Securities Act, for 8 existing shareholders of the Company to register their existing shareholding of an aggregate of 6,000,000 Class A Ordinary Shares to be sold pursuant to the Resale Prospectus. The following table sets forth the breakdown of number of Class A Ordinary Shares registered for sale in the resale prospectus by the existing shareholders:

Selling Shareholders	Number of Class A Ordinary Shares Registered to be Sold by the Shareholders Pursuant to Resale Prospectus
Gain Best Investments Limited	750,000
Plenty Partner Enterprises Limited	750,000
Prime Kingdom Development Limited	750,000
Winning Consultants Limited	750,000
World Power Holdings Limited	750,000
CXQD International Limited	750,000
Kwong Yiu, MAK	750,000
Wing Sum, HO	750,000
TOTAL	6,000,000

Corporate Structure

The following chart illustrates our corporate structure, including our subsidiaries, as of the date of this Annual Report.

The Subsidiaries

A-One President Limited was incorporated on January 24, 2020, under the laws of Hong Kong. A-One President Limited is a wholly owned subsidiary of Happy City and is one of our operating entities.

Topwell Gold Limited was incorporated on October 18, 2019, under the laws of Hong Kong. Topwell Gold Limited is a wholly owned subsidiary of Happy City and is one of our operating entities.

Million Great International Limited was incorporated on June 18, 2022, under the laws of Hong Kong. Million Great International Limited is a wholly owned subsidiary of Happy City and is one of our operating entities.

East Harmony Limited was incorporated on June 26, 2024, under the laws of Hong Kong. East Harmony Limited is a wholly owned subsidiary of Happy City and is one of our operating entities.

Happy City Ventures Pte. Ltd. (“Happy City Singapore”) was incorporated on August 29, 2024, under the laws of Singapore. Happy City Singapore is a wholly owned subsidiary of Happy City, for the purpose of establishing its presence and tapping into the hotpot industry in Singapore. Since its incorporation, Happy City Singapore has not had any operation.

Asia Virtue Limited was incorporated on April 22, 2024, under the laws of Hong Kong. Asia Virtue Limited is a wholly owned subsidiary of Happy City and has not had any operation since its incorporation.

Corporate Information

We have two principal executive offices, one in Hong Kong and one in Singapore. Currently, our Hong Kong principal executive office is located at Flat B, 6/F, Block 2, Golden Dragon Industrial Centre, 162-170 Tai Lin Pai Road, Kwai Chung, Hong Kong. Our Singapore principal executive officer is located at 30 Cecil Street, #19-08, Prudential Tower, Singapore 049712. Our registered office in the BVI is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. We and our Operating Subsidiaries maintain a website at https://gyugyushabushabu.com. The information contained on our website is not a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc. located at 22 East 42nd Street, 18th Floor, New York, NY 10168..

4.B. Business Overview

We operate three all-you-can-eat hotpot restaurants and specialize in Thai and Japanese Hotpot under the brand names “Thai Pot (泰金鍋)” and “Gyu! Gyu! Shabu Shabu (牛牛殿堂日式火鍋放題)” in Hong Kong. As of the date of this annual report, we operate three restaurants located in Tsuen Wan in the New Territories, Mong Kok in Kowloon, and Kwun Tong in Kowloon. We have been in the restaurant services industry in Hong Kong for over 5 years. We primarily compete in the Hong Kong hotpot restaurant market.

The Group opened its first and second specialty hotpot restaurant under the brand name “Gyu! Gyu! Shabu Shabu (牛牛殿堂日式火鍋放題)” that features Japanese-style hotpot in 2020. Sparking a new trend of Thai-style hotpot in Hong Kong, the Group opened its first Thai-style specialty hotpot restaurant under the brand name “Thai Pot (泰金鍋)” in 2022. Building on such success, the Group redesignated its Gyu! Gyu! Shabu Shabu restaurant in Tsuen Wan and rebranded to Thai Pot restaurant in July 2024. In 2025, upon expiration of the lease agreement of our “Gyu! Gyu! Shabu Shabu (牛牛殿堂日式火鍋放題)” restaurant in North Point, we opened a new flagship restaurant of 11,000 square feet in Kwun Tong that features both our brands of “Thai Pot (泰金鍋)” and “Gyu! Gyu! Shabu Shabu (牛牛殿堂日式火鍋放題)” and offers Japanese and Thai all-you-can-eat hotpot.

For the years ended August 31, 2025 and 2024, our revenue is generated from providing food and beverage to customers in our restaurants located in North Point, Kwun Tong, Mong Kok and Tsuen Wan. Our revenue decreased by US$1,495,352 or 18.0%, from US$8,295,084 for the year ended August 31, 2024 to US$6,799,732 for the year ended August 31, 2025. We reported net loss of US$2,429,433 and US$1,085,777 for the years ended August 31, 2025 and 2023, respectively, and net income of US$1,319,697 for the year ended August 31, 2024. The decrease of our revenue was mainly attributable to the decrease in customer demand as a result of the change in customers’ behavior towards dining options in Shenzhen due to competitive pricing and diverse options, which challenged Hong Kong’s overall catering industry during the year ended August 31, 2025, as compared to the year ended August 31, 2024.

In the Company’s audited financials for the years ended August 31, 2025 and 2024, the Company’s independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern, due to the significant operating losses and significant cash outflows from our operating and investing activities, and needs to raise additional funds to meet our obligations and sustain our operations.

As of August 31, 2025, we had net current liabilities of US$837,491. Furthermore, we generated a negative cash flow from operating activities of US$1,267,366 for the year ended August 31, 2025. Our management plans to continue to focus on improving operational efficiency and cost reductions. Additionally, we plan to raise capital via private placement or public offering in the event that the Company does not have adequate liquidity to meet its current obligations. Based on the above considerations, management believes that the Company has sufficient funds to meet its operating and capital expenditure needs and obligations in the next 12 months. However, our ability to continue as a going concern depends upon our ability to improve operational efficiency, conduct cost reductions, acquire new customer, and secure additional financing. There is no assurance that we will be successful in implementing the foregoing plans or additional financing will be available to the Company on commercially reasonable terms. There are a number of factors that could potentially arise that could undermine our plans such as (i) changes in the demand for our services, (ii) government policies, and (iii) economic conditions in Hong Kong and worldwide. Our inability to secure needed financing when required may require material changes to our business plan and could have a material impact on our financial conditions and result of operations. If we are unable to continue as a going concern, we may have to discontinue operations and liquidate our assets and may be compelled to receive less than the value at which those assets are carried on our audited financial statements, which would cause the shareholders to lose all or a part of their investment.

Our Operations

General information

We currently operate two restaurants on our own under the brand name “Thai Pot (泰金鍋)” that specializes in Thai-style hotpot and one restaurant under the brand names “Gyu! Gyu! Shabu Shabu (牛牛殿堂日式火鍋放題)” and “Thai Pot (泰金鍋)” that specializes in both Japanese-style and Thai-style hotpot in Hong Kong.

Our restaurant branded “Gyu! Gyu! Shabu Shabu” located at Shop 110-111, 1/F, Harbour North Phase 2, 123 Java Road, North Point were closed in March 2025 due to the expiration of the lease. We then opened a new flagship restaurant of 11,000 square feet in Kwun Tong that features both our brands of “Thai Pot (泰金鍋)” and “Gyu! Gyu! Shabu Shabu (牛牛殿堂日式火鍋放題)” and offers Japanese and Thai all-you-can-eat hotpot.

We have not entered into any licensing or franchising arrangements with any third parties to operate any of our restaurants. The following table sets out the general information of our restaurants (in chronological order of their commencement):

Brand	Style	Address	Commencement	Approximate gross floor area (square feet)	Approximate seating capacity (person)
Gyu! Gyu! Shabu Shabu (牛牛日式火鍋放題)	Japanese	Shop 110-111, 1/F, Harbour North Phase 2, 123 Java Road, North Point	2020 (Shop closed in March 2025 due to expiration of the lease agreement)	4,000	108

Brand	Style	Address	Commencement	Approximate gross floor area (square feet)	Approximate seating capacity (person)
Thai Pot (泰金鍋)*	Thai	Shop 1010, 1/F, OP Mall, 100 Tai Ho Road, Tsuen Wan	2020	4,000	92
Thai Pot (泰金鍋)	Thai	6/F, Chong Hing Square, 601 Nathan Road, Mong Kok	2022	8,000	200
Gyu! Gyu! Shabu Shabu (牛牛日式火鍋放題) x Thai Pot (泰金鍋)	Japanese and Thai	10/F, One Pacific Centre, 414 Kwun Tong Road, Kwun Tong, Kowloon	2025	11,000	120

*	Note: Rebranded from Gyu! Gyu! Shabu Shabu to Thai Pot in July 2024.

The following are pictures of our restaurants:

Gyu! Gyu! Shabu Shabu

Thai Pot

Our restaurants are situated in prime locations: Tsuen Wan in the New Territories, Mong Kok in Kowloon, and Kwun Tong in Kowloon. These locations were strategically chosen by our executive Directors to attract potential customers in areas with a high foot traffic (such as shopping malls or major shopping area) seeking for dining options, all in close proximity to public transport (with direct access or within 5 minutes’ walk to metro and/or bus terminals). We believe that the strategic locations of our restaurants are crucial to increase our brand awareness and help us attract potential customers and retain our customers.

All our restaurants are operated on leased properties. To prevent disruption of our business, we generally enter into leases of three to four years with our landlords and we endeavor to renew each lease approximately three to six months before the expiry of such lease. We have not encountered any difficulty in renewing the leases for our restaurants since the commencement of our business.

Our licenses

There are two principal types of licenses required for the operation of our Group’s restaurants in Hong Kong. They are (a) food business license, including restaurant license for restaurant operation, which is required to be obtained before commencement of the relevant food business operation; and (b) liquor license, which is to be obtained before commencement of sale of liquor in the restaurant premises.

Our opening hours & services

Save for adverse weather conditions, our restaurants are generally open from 11:00 a.m. – 12:00 p.m. daily for both dine-in or takeaway/delivery orders, with main focus during lunch and dinner hours. In general, we also limit customers to 60, 90, 100 or 120 minutes for all-you-can-eat (depending on their budget and selection) in order to increase turnover of our tables and in turn, increase our number of customers and enhance our business flow.

Our mission is to offer quality all-you-can-eat hotpot at an affordable price to the general public. We focus on food quality at our restaurants. All our dining tables have built-in induction cookers and we have effective ventilation system in place at all our restaurants to maintain air circulation. At our hotpot restaurants, other than traditional hotpot which is to be enjoyed by a group of people sharing the same soup base, we also offer individual hotpot for customers to enjoy hotpot with their own personal chosen soup base.

As we have a wide selection of ingredients for hotpot and there are many other food and beverage items on offer, our customers can choose certain hotpot ingredients and hot dishes to go with the hotpot from the pickup counter. For certain ingredients and hot dishes that require additional cooking or preparation, we have installed an electronic order system in our restaurants so that customers can conveniently order certain hot dishes and hotpot ingredients by scanning a QR code using their mobile phones at their tables. Our management believe that the use of an environmental friendly electronic order system would increase operational efficiency.

Our food

At our restaurants, our customers can enjoy our featured all-you-can-eat hotpot with a time limit of 60, 90, 100 or 120 minutes during lunch and dinner hours, where we also offer hotpot set meals with a time limit of 60 minutes during lunch hours to cater the dining needs of customers who wants to enjoy a light hotpot option. We also offer non-hotpot set at certain restaurants to cater the dining needs of customers during lunch hours which we serve cooked dishes for customers who wants to enjoy a standard portion set meal.

For our featured all-you-can-eat hotpot, we offer unlimited buffet food which includes ample selection of chilled or frozen meat, seafood, vegetables and noodles for hotpot cooking, also with various hot dishes and desserts prepared by our chef and several beverage options including our homemade beverages and soft drinks, to our customers within the time limit. On top of the aforementioned buffet food, depending on the price tier that the customer chooses, our customer can also enjoy all-you-can-eat featured premium meat, which includes Danish pork, premium beef from the U.S. and Australia, M6 and M8 Wagyu beef from Australia and top-tier A5 Miyazaki Wagyu beef from Japan, as well as various corresponding tiered seafood which includes scallops and abalone.

In short, we maintain a standardized menu for all-you-can-eat across all our restaurants with slight modifications in terms of food and beverages offered in individual restaurants depending on the price tier that our customer chooses. For example, we offer live seafood in Thai Pot restaurants, where we also serve Thai skewers, Thai salad and various Thai specialty dishes. We also offer live prawn catching at our Thai Pot restaurants to enhance our customer experience, which we believe is one of our gimmicks to retain our customers, and also offers our customers to enjoy the fresh prawns they caught in the hotpot. At our Gyu! Gyu! Shabu Shabu restaurant, we offer Japanese-styled dishes such as Japanese oden and Kabayaki Unagi Eel to our customers.

We believe soup base is one of the crucial elements for customers to choose a hotpot restaurant. We could attract new customers and retain existing customers with unique and appealing soup base. As such, we offer our customers different types of hotpot soup base, with Thai or Japanese twist, at each of our restaurants. Our different types of hotpot soup base includes options such as Thai Tom Yum Kung Soup, Collagen Pork Bone Soup, Japanese Bonito Soup, Medicated Diet Spicy Soup, where each features different signature ingredients. We believe being able to offer various soup bases is one of our main appeals to our customer, and our individual hotpot option also attracts our customers to visit as they are able to enjoy their personal preferred soup base as compared to sharing the same soup base with their group.

Currently, as a premium option, we also offer Mu Kratha, which is a type of combined barbeque and hotpot popular in Thailand, at our Thai Pot restaurants and Kami-nabe, which is a type of paper hotpot popular in Japan, at our Gyu! Gyu! Shabu Shabu restaurant, respectively.

Our hotpot also offers all-you-can-drink beverages as part of the packages. Apart from regular soft drinks, we also prepare special house-drinks to complement our food offerings. These specialty drinks include our homemade thai iced tea, thai iced green tea and lemongrass drink in our Thai Pot restaurants. Our customers are also able to enjoy all-you-can-drink alcoholic beverages for an additional charge.

We strive to respond to all feedback from our restaurant staff and customers. We also adjust our all-you-can-eat options should there be fluctuation in food costs, operational and other seasonal factors. Our management regularly reviews our menu and works with our executive chef to develop new food dishes and special beverage options to meet our customer’s desire for novelty. When we come up with new food ideas, our executive chef will develop the sample dishes or beverages for taste tests by our management. We will update our menu with the new dishes or beverages after our management has officially approved them.

Commitment to food quality

Our commitment to food quality is demonstrated by the meat and seafood we source, which we believe is one of the main features of what we appeal to our customers and how we stand out from our competitors. We source Danish pork, premium beef from the U.S. and Australia, M6 and M8 Wagyu beef from Australia and top-tier A5 Miyazaki Wagyu beef from Japan, which we believe is more appealing to our customers as compared to what our competitors offer.

We keep fresh seafood tanks in each of our Thai Pot restaurants to preserve the freshness of the live prawns we offer in our restaurants.

In order to preserve our food quality, we endeavor to use fresh ingredients in our restaurants as much as possible and we generally arrange for suppliers to deliver all fresh ingredients that do not require a lot of processing to our restaurants directly. We offer various types of chilled and frozen meat or seafood on our menu to cater for our customers’ varying tastes, preferences and budgets.

Daily management

Each of our restaurants is managed by (i) a restaurant manager who reports to our executive Directors and operations manager and accounting manager regarding the day-to-day operations of the restaurant, including staff matters, service quality control, dining environment, customer service, handling customer complaints, the collection of payments from our customers, daily reconciliation of the summary sales records in our system with the actual amounts received in cash or by electronic payments (such as credit card, octopus or other e-wallet payments) as well as cash management and settlement for the restaurant; and (ii) a head chef who reports to our executive chef and is responsible for the overall operation of the kitchen in that restaurant, including food preparation, inventory control and replenishment, food quality control, storage and food safety matters.

Kitchen

Before closing hours each day, the head chef at each restaurant will assess the remaining ingredients at the restaurant and complete a purchase requisition to place order for ingredients, beverages and other supplies in preparation for the next day. Ingredients are generally delivered to our restaurants by our suppliers before opening hours of the restaurant on the next day so that we will have sufficient time for food preparation. Our kitchen staff will inspect the ingredients delivered by our suppliers as well as the expiry date and condition of the ingredients to ensure that they meet our standards. After acceptance, ingredients are properly stored to ensure that they will be consumed on a “first-in-first-out” basis.

Before our restaurants open for business, the head chef will inspect the hygienic conditions of the kitchen. Each kitchen is divided into different sections for handling different work, such as preparation area for the ingredients for hotpot, cooking area for the hot dishes and area for making our homemade beverages. The head chef assigns kitchen staff to work in these different sections and we believe this division of work prevents cross contamination between raw and cooked food.

We have a set of internal guidelines for our food preparation which cover the recipes of our food offerings, the operational procedures for preparation of food and the quality standard required for our food offerings. These guidelines generally comply with the food hygiene code issued by the FEHD. The head chef is responsible for supervising and monitoring the food preparation process and ensuring that all our kitchen staff strictly comply with these internal guidelines in order to control and standardize the quality, flavor, presentation and hygienic condition of our food offerings at each of our restaurants.

Serving customers

We endeavor to offer a pleasant dining experience for our customers through attentive customer service. The restaurant manager in each restaurant provides on-the-job training to all front-line service staff in the restaurant and holds briefing session with them before the restaurant opens for business each day to maintain and enhance the quality of our customer services. During these briefing sessions, the restaurant manager will discuss service-related matters (such as food handling and personal hygiene), review staff performance and discuss customer feedback. We believe these daily performance reviews with our front-line service staff encourages them to provide a consistently high level of customer service to our customers.

When there is any customer complaint in relation to our food quality or services at any of our restaurants, the relevant restaurant manager will promptly investigate and resolve the matter. The restaurant manager also details each complaint and how the complaint was handled in reports to our management. Our operations department then maintains and updates the complaint log for our internal records and for future training purposes.

Loyalty Membership Program

We have procured a third party service provider to operate our loyalty program via a mobile application which offers discount and rewards to returning customers. Returning customers, through our loyalty program, accumulates membership points with their dining spending at our restaurants to redeem discounts towards their future visits with us. We believe this would attract our customers to visit our restaurants more frequently and maintain their loyalty with us. Through the mobile application, our customers can receive our latest promotions. As of the date of this annual report, we have approximately 31,000 members registered with our loyalty program.

Cash management and settlement

Our customer settles their bills in cash or by electronic payments (such as credit card, octopus or other e-wallet payments). Our cashier/restaurant supervisor will conduct a daily reconciliation of the summary sales records with the cash received and the electronic payments receipts after the close of business. The cashier/restaurant supervisor at each of our restaurants will submit the cash received records and electronic payments receipts to our finance and accounting department once every week in general. Our general manager normally collect and consolidate the cash and deposits any excess cash in our bank account on a weekly basis. We also maintain a certain level of petty cash at our restaurants to pay suppliers who require cash payment at the point of delivery to our restaurants directly.

Suppliers

We maintain a list of suppliers approved by our operations department for our restaurants to order ingredients and beverages from, which currently consist of over 20 suppliers. Our suppliers are generally selected based on (i) their capacity and business operations; (ii) the quality and stability in their supply of the products offered; (iii) their overall reputation; (iv) the pricing of their products quoted; (v) the terms and conditions they quoted, such as minimum order quantities, payment terms, delivery schedules and discounts offered; (vi) their compliance with all relevant quality standards imposed by government authorities; and (vii) their ability to meet our requirements relating to transportation and storage, especially in relation to the handling of perishable ingredients.

We review the list of suppliers on a regular basis based on the aforementioned criteria and our operations department is in charge of maintaining the list and conducting regular reviews. We believe there is little difficulty in replacing any of our existing suppliers as the ingredients we require are generally readily available in the markets.

Ordering of Ingredients

Our restaurants rely on our suppliers to procure our ingredients, beverages and other supplies. In general, based on the individual needs of each restaurant, the head chef of individual restaurant will complete a purchase order list before closing each day and place orders with the suppliers on the list approved by our operations department. Delivery will typically be made the following day by the supplier to the restaurants directly. Most deliveries from our suppliers to our restaurants are generally made before the operating hours of our restaurants so that our kitchen staff will have time to sort out, store or prepare the ingredients.

When deliveries are made to our restaurants by our suppliers and before accepting the deliveries, our kitchen staff at the restaurants check (i) the brand, type, quantity and quality of the deliveries against the invoices or purchase orders; and (ii) the expiry date and condition of the ingredients (including their texture, temperature, smell, packaging, color and overall appearance) to make sure there are no signs of food contamination. If the delivered items fail to meet our quality control standards, we will return them to our suppliers and such incident would also be reported to our operations department and our executive Directors for them to determine whether any follow-up work is required, including whether such supplier should be removed from our list of approved suppliers, whether we should arrange for a replacement of the items or obtain a refund from such supplier and whether we should order from another approved supplier instead.

We generally settle payments to our suppliers on a monthly basis. After accepting the deliveries made by our suppliers, our suppliers’ invoices will be sent to our operations department to check against the monthly statements issued by our suppliers. Our finance and accounting department will also check such monthly statements and reconcile them against our payment records.

Inventory management and storage

Our daily purchases mainly consist of food ingredients and beverages. Our head chef at each of our restaurant is in charge of monitoring the inventory level of our ingredients and beverages and keeping records of our purchases for our accounting department to review the items purchased, the quantity purchased as well as the movement of the purchase price of such items.

Our ingredients are generally categorized into perishable and non-perishable. Perishable ingredients that we purchase include fresh ingredients such as vegetables, meat and live seafood whereas our non-perishable ingredients include frozen food, dried food, beverages and canned food. Our inventory is managed on a first-in-first-out basis. We order perishable ingredients on a daily basis to maintain a minimal but sufficient level to reduce wastage, maintain freshness and quality of food and avoid excessive overstocking of ingredients which is prone to short shelf life, after the daily review of our inventory in each of our restaurants. During the daily review of our inventory, in the unlikely event that unused perishable ingredients which have exceeded their maximum shelf life/are considered inedible/have perished will be disposed of immediately. For non-perishable items, we maintain an adequate level of inventory based on operational needs and replenish them on a regular basis.

After inspecting the deliveries from our suppliers, we store them in accordance with (i) the instructions printed on the product labels; (ii) the instructions from suppliers, including the expiry dates (if applicable); and (iii) their appropriate temperature. Pursuant to our internal guidelines, we store certain ingredients in different areas of our kitchen to preserve their freshness and prevent cross contamination. For perishable items, we abide by appropriate temperature storage limitations. Non-perishable items are usually stored at room temperature in our storage areas, whereas ingredients requiring further processing and processed ingredients are stored in refrigerators to preserve their freshness.

While our ingredients are in storage, our restaurant staff perform regular inspections on (i) our refrigerators are properly maintained; and (ii) the stored ingredients so that they remain fresh and edible and have not passed the expiry dates. We also perform regular stock count for a majority of the inventory stored so our records are accurate and up-to-date. Our storage guidelines generally comply with the food hygiene code issued by the FEHD.

Cost and Quality control

As we offer all-you-can-eat buffet at our restaurants, we monitor our overall ingredient and beverage costs closely and adjust our pricing when it is beneficial to our operations. We specifically review our prices every three months with reference to our profit margin during our track record. In order to maintain our competitiveness, for the major ingredients, we generally order from our approved suppliers list at agreed prices approved by our operations department. To prevent excessive overstocking of ingredients which is prone to short shell life, we closely monitor our inventory level on a daily basis for perishable ingredients. We believe our stringent protocol on inventory management helps us reduce necessary costs and maintain our competitiveness.

Further, the manager of each restaurant compiles a monthly report regarding the individual restaurants for our executive Directors to keep track of the individual restaurant’s performance including operating costs and profit margins, to check whether there are any unusual fluctuations.

If any of our current suppliers raise their prices for ingredients and beverages, we will take steps to minimize any negative impact on our financial performance by (i) seeking alternative suppliers who can provide similar ingredients and beverages at a lower or comparable cost; (ii) reviewing our menu to explore options for reducing the use of those items; and (iii) assessing the possibility of price increase to our customers in order to maintain our profit margins.

While controlling our cost, we are also committed to delivering quality food to our customers. From procurement of ingredients to serving the ingredients or cooked dishes to our customers, we have stringent procedures in place to ensure the process adheres not only the food hygiene code issued by the FEHD, but also of the highest standards we strive to serve our customers with. Our management visit our restaurants regularly basis to check on our food quality, customer service (where applicable) and hygienic condition so that our restaurants comply with our internal operating procedures.

We consider customer feedback to be a vital component as we believe our success builds on customer’s satisfaction. We actively gather reviews on our restaurants on social media and restaurant review sites to identify recurring issues. Our management review these key issues with our restaurant managers to enhance the overall dining experience of our customers and improve the financial performance of our Group. During the years ended August 31, 2025 and 2024, we did not receive any material customer complaint and were not the subject of any investigation by any Hong Kong government authorities.

Hygiene and Safety

Pursuant to the Hygiene Manager and Hygiene Supervisor Scheme introduced by the FEHD, our restaurant managers and head chefs in each of our restaurants are considered the designated hygiene manager and hygiene supervisor. To comply with FEHD regulations and uphold our own hygiene standards, our restaurants are cleaned and sanitized daily following our internal procedures. We also engage third party experts to perform pest control in our restaurants on a regular basis/should the need arise. Our fresh seafood tanks are thoroughly cleaned and serviced on a regular basis in accordance with the FEHD guidelines. Additionally, we require all kitchen staff to maintain high standards of personal hygiene and cleanliness by as part of our stringent protocols for handling food.

We adhere to the safety manuals provided by the Occupational Safety and Health Council in Hong Kong, which outline measures to prevent common accidents in our restaurants. We have established work safety guidelines and policies to promote occupational health and safety, ensuring compliance with relevant laws and regulations.

During the years ended August 31, 2025 and 2024, we did not record any material incident of work injuries, nor did we experience any material claim in relation to work injuries.

Our Competitive Strengths

Unique brand image in Hong Kong

We operate three all-you-can-eat hotpot restaurants and specialize in Thai and Japanese Hotpot under the brand names “Thai Pot (泰金鍋)” and “Gyu! Gyu! Shabu Shabu (牛牛殿堂日式火鍋放題)” in Hong Kong. We believe we have a unique brand image that is recognized in Hong Kong. Also, we believe that the network and experience of our management team and the proven track record of our brands have enabled us to gain a competitive advantage to compete for strategic locations for our restaurants and to negotiate for more favorable terms with our landlords and suppliers. Leveraging on the above, we believe we can capture further growth by opening more hotpot restaurants utilizing the proceeds from this Offering. Please see “Our Growth Strategies”.

Strategic locations of our restaurants

Our restaurants are situated in prime locations: Tsuen Wan in the New Territories, Mong Kok in Kowloon, and Kwun Tong in Kowloon. These locations were strategically chosen by our executive directors to attract potential customers in areas with a high foot traffic of people seeking for dining options (such as shopping malls or major shopping area) and all in close proximity to public transport (with direct access or within 5 minutes’ walk to metro and/or bus terminals). We believe that the strategic locations of our restaurants are crucial to increase our brand awareness and help us attract potential customers and retain our customers.

Our specialty and our strong commitment to food quality

We believe we can retain our customers if we continue to offer them fresh and quality food at an affordable price and hence we have been able to achieve our business growth in revenue and profits partly to our strong commitment to food quality. We endeavor to use fresh ingredients as much as possible and we generally arrange for suppliers to deliver all perishable ingredients to the restaurants directly to preserve their freshness. We strive to offer quality food and, as a hotpot restaurant, we offer quality ingredients available in the market to our customers. For example, we source Australian Wagyu beef and Japanese Miyazaki Wagyu beef as our signature options for our all-you-can-eat hotpot packages. In addition, we have fresh seafood tanks in our Thai Pot restaurants to offer fresh prawns to our customers. We offer certain types of chilled and frozen meat or seafood on our menu to cater for our customers’ varying tastes and preferences. In order to preserve the quality of the ingredients used in our restaurants, we have stringent review procedures when choosing suppliers to our approved supplier list, and we also have stringent internal measures for the operation of our restaurants to maintain food safety, quality of our food and excellent customer services to retain our customers.

We also endeavor to introduce seasonal fresh and quality ingredients and refine our menu and launch new food and beverage items on our menu regularly in response to changing food trends and our customers’ tastes and preferences as well as the feedback from our restaurant staff and customers. Before launching any new food and beverage offering, our executive Directors work with our executive chef to prepare and refine the sample dishes/beverages until they reach a certain standard before they are offered to our customers. We also work to refine our existing food and beverage offerings from time to time in order to enrich our customers’ dining experience at our restaurants. All these steps help us to retain our existing customers and attract potential customers.

Established and stable relationship with our major suppliers

As of the date of this annual report, we maintained business relationship since our establishment in 2020 with our five largest suppliers during the years ended August 31, 2025 and 2024. Our strong and stable relationships with our major suppliers allow us to ensure timely and reliable supply of quality ingredients at competitive prices, which is crucial to our operations. This enables us to provide safe and quality food to our customers at attractive and competitive prices to appeal our customers.

Experienced management team

Our management team are highly experienced in the catering industry and restaurant management. Founded in 2019, we have been able to develop our brands and appeal to the public under the leadership of our executive directors, who has over 10 years of experience in restaurant management.

Our executive chef, who has over approximately 8 years of experience in the catering services industry, is responsible for the creation of new dishes and control of output quality and is critical to our operations due to his years of experience in the catering services industry. To that end, he is in charge of the daily operations, the procurement of ingredients and managing our relationship with the suppliers. Further, our general manager, who has over approximately 10 years of experience in the catering services industry, is responsible for overseeing the daily operation of our restaurants and customer service.

All of them joined our Group since our founding in 2019 and have established good rapport with our executive Directors. We believe our executive Directors and senior management teams’ vision, industry knowledge, experience and management skills will enable our Group to continue to achieve our business growth in revenue and profits in the future while implementing our business expansion plans as part of our growth strategies.

Our Growth Strategies

We intend to leverage our track record, our brand that we have developed and the experience of our management team to facilitate an expansion plan that we believe will increase our share in the specialty hotpot restaurant market in Hong Kong and expand into other cities of the Southeast Asia region.

This expansion plan includes the opening of more hotpot restaurants in Hong Kong and, in particular, establishing our presence in Singapore as a steppingstone and further tap into the specialty hotpot market in the Southeast Asia region. In preparation for our expansion plan to expand into the Southeast Asia region, we have established our presence in Singapore which aims to serve as the gateway and allows easy access for us to enter the key cities in the Southeast

Asia region and facilities the operations in the region. Also leveraging on our management’s insights and cultural understanding to the region, we believe we can navigate the business landscapes of the Southeast Asia region and capture the growth opportunities by expanding to the Southeast Asia region.

Recently, in 2025, we opened a new flagship restaurant of 11,000 square feet that features both Japanese and Thai all-you-can-eat hotpot in Kwun Tong to further increase market penetration and our profitability.

Furthermore, as part of our expansion plan, we plan to open 3 more hotpot restaurants in Hong Kong and Singapore by the end of 2029 utilizing the proceeds of our initial public offering. While implementing the above strategies and our expanding business plans, we will adhere to prudent financial management with aim to maintain our current profit margin.

Sales and Marketing

We promote our brand names “Thai Pot (泰金鍋)” and “Gyu! Gyu! Shabu Shabu (牛牛殿堂日式火鍋放題)” through our loyalty membership program, promotions on restaurant review sites and collaboration with influencers on various social media platforms and Youtube. To increase our exposure, we hosted promotion events such as big eater contests and we plan to host more promotional activities in the future.

Pricing Model

All our restaurants have a standard pricing policy. We offer all-you-can-eat packages of 60, 90, 100, and 120 minutes and we also offer lunch sets during lunch hours. To determine our prices, we generally consider the costs of our ingredients, our operating costs, market trends and spending patterns of customers. For the alcoholic beverages, we charge an additional standard price for the enjoyment throughout the all-you-can-eat period as a package. We impose a standard 10% service charge on all our dine-in customers.

In general, we aim to achieve a gross profit margin of at least 20% when determining our prices. Our senior management normally review our prices for each of our restaurants with reference to our profit margin and individual business performance for the previous period, competition from other nearby restaurants, prevailing market prices of raw materials and other operating costs once every three months on an individual basis and adjust our pricing to ensure our profitability (if needed). We may also adjust pricing in response to sudden increases in the cost of ingredients.

Customers

We believe we have developed a broad, loyal and diverse customer base over the years. We believe our customer base extends across age groups and includes both locals and overseas visitors. We believe our brand is well received in the Southeast Asia region. Occasionally, at the request of travel agents, we also served our signature hotpot sets at our Thai Pot restaurants to tour groups from Thailand, which we understand they are aware of us through word-of-mouth. Accordingly, we believe we have the potential to expand into other cities in the Southeast Asia region.

Suppliers

Our purchases from suppliers mainly include food ingredients and beverages that we offer to our customers. We source our food ingredients and beverages from suppliers in Hong Kong. We generally do not enter into long-term agreement with our suppliers. Instead, we place orders for food ingredients and beverages from our suppliers, in the form of purchase order, on an order-by-order basis after seeking and confirming quotations from the suppliers, which we believe is standard practice in the catering industry. Our purchase order includes order information such as price, quantity, delivery schedule, and payment details. While we maintain our own suppliers list with agreed rates, we typically do not have minimum purchase requirements. From time to time, certain beverage and ice-cream suppliers, to induce our Operating Subsidiaries to sell their products in our restaurants, they offer us with discount or incentives for our purchase orders, sometimes in exchange for promoting their products in our restaurants, such as putting their advertisement materials or logos in our restaurants.

We have maintained strong business relationships with our suppliers to meet our customer’s needs in an effective and efficient manner. We select our suppliers based on their past performances, prices, quality, payment terms and timeliness of delivery.

For the years ended August 31, 2025 and 2024, purchases from our five largest suppliers in aggregate accounted for approximately 36.8% and 50.3% of our total purchases, respectively, and our purchases from our largest supplier accounted for approximately 10.4% and 17.1% of our total purchases, respectively.

Insurance

We maintain adequate insurance which includes without limitation (i) public liability insurance; (ii) property insurance; (iii) business interruption insurance; (iv) employees’ compensation liability insurance; and (v) money risk insurance. We believe our current insurance coverage aligns with industry standards in Hong Kong and is typical for a business of our nature and size. We will continue to assess our insurance needs and make necessary adjustments to ensure it remains appropriate as our circumstances evolve.

Facilities

We do not own any real property. We lease our restaurants in Hong Kong. The following table sets out the details of the leases of our restaurants:

Property location	Approximate gross floor area	Lease term	Current Rent	Purpose
Shop 110-111, 1/F, Harbour North Phase 2, 123 Java Road, North Point, Hong Kong	4,000 square feet	April 1, 2020 to March 31, 2025 (lease term has ended and we did not renew the lease)	HK$163,150 (approximately US$20,927) monthly for the first three years HK$172,939 (approximately US$22,182) monthly for the fourth and fifth years	Restaurant — Gyu! Gyu! Shabu Shabu (Shop closed in March 2025 due to expiration of the lease agreement)

Shop 1010, 1/F, OP Mall, 100 Tai Ho Road, Tsuen Wan, Hong Kong	4,000 square feet	July 6, 2024 to July 5, 2027	HK$145,000 (approximately US$18,599) monthly	Restaurant — Thai Pot

6/F, Chong Hing Square, 601 Nathan Road, Mong Kok, Hong Kong	8,000 square feet	December 15, 2025 to December 14, 2028 (Lease renewed on November 20, 2025)	HK$220,000 (approximately US$28,219) monthly	Restaurant — Thai Pot

10/F, One Pacific Centre, No.414 Kwun Tong Road, Kwun Tong, Kowloon	11,000 square feet	December 1, 2024 to November 30, 2027	HK$145,000 (approximately US$18,599) monthly for the first year HK$165,000 (approximately US$21,164) monthly for the second year HK$185,000 (approximately US$23,730) monthly for the third year	Restaurant — Gyu! Gyu! Shabu Shabu x Thai Pot

We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

Litigation and Other Legal Proceedings

As of the date of this annual report, we and our subsidiaries had not been involved in any legal proceedings, investigations, claims nor had we been aware of any pending or threatened litigation, arbitration or other claims which would have a material adverse impact on our operations, financial position and reputation.

Regulations

Overview

Our Group’s business operations are conducted through our three restaurants in Hong Kong and are primarily subject to Hong Kong laws and regulations.

This section summarizes the most significant rules and regulations that affect our business activities.

There are two principal types of licenses required for the operation of our Group’s restaurants in Hong Kong:

(a)	general restaurant license to be obtained before commencement of the relevant restaurant; and

(b)	liquor license, to be obtained before commencement of sale of liquor in the restaurant premises.

Licenses, approvals and permits necessary for our business operations

Business registration license

The Business Registration Ordinance (Cap. 310 of the Laws of Hong Kong) requires every entity which carries on a business in Hong Kong to apply for business registration and to display the valid business registration certificate at the place of business. Any person who fails to apply for business registration or display a valid business registration certificate at the place of business shall be guilty of an offence and shall be liable to a fine of HK$5,000 and imprisonment for one year.

Our Operating Subsidiaries have obtained valid business registration certificates and have not been refused by the Inland Revenue Department for its applications for renewal of the business registration certificates.

General restaurant license

Any person operating a restaurant in Hong Kong is required to obtain a general restaurant license from the Food and Environmental Hygiene Department (“FEHD”) under the Public Health and Municipal Services Ordinance (Cap. 132 of the Laws of Hong Kong) (“PHMSO”) and the Food Business Regulation (Cap. 132X of the Laws of Hong Kong) (“FBR”) before commencing the restaurant business operation. It is provided under section 31(1) of the FBR that no person shall carry on or cause, permit or suffer to be carried on any restaurant business except with a general restaurant license. The FEHD will consider whether certain requirements in respect of health, ventilation, gas safety, and building safety (including free of unauthorized building works) imposed by the FEHD, Electrical and Mechanical Services Department and Buildings Department are met before issuing a restaurant license. In deciding whether to grant a general restaurant license, the FEHD will also consult the Buildings Department, the Fire Services Department and the Planning Department in assessing the suitability of premises for use as a restaurant, where the fulfillment of the Buildings Department’s structural standard and the fulfillment of the Fire Services Department’s fire safety and mechanical ventilating requirements are considered. The FEHD may grant a provisional general restaurant license if the premises have fulfilled the essential requirements in accordance with the FBR pending fulfillment of all outstanding requirements for the issue of a full general restaurant license.

A provisional general restaurant license is valid for a period of six months or a lesser period, and a full general restaurant license is generally valid for a period of one year, both subject to payment of the prescribed license fees and continuous compliance with the requirements under the relevant legislation and regulations. A provisional general restaurant license is renewable in exceptional circumstances for only a further period not exceeding six months and a full general restaurant license is renewable annually.

As at the date of this annual report, our restaurants have obtained valid general restaurant licenses and have not been refused by the FEHD for their applications for renewal of the general restaurant licenses.

Restricted food permit

Under sections 30(1), 31A and schedule 2 of the FBR, and according to guidelines of the FEHD, no person shall sell, or offer or expose for sale, or possess for sale or for use in the preparation of any article of food for sale, any of the foods specified in schedule 2 of the FBR (including sashimi and non-bottled drinks) except with permission of the Director of the FEHD. One of our restaurant, Thai Pot, has obtained permission of the Director of the FEHD to sell sashimi and sushi.

Under section 35 of the FBR, any person who is guilty of an offence under section 30(1) of the FBR may be subject to fine up to HK$50,000, imprisonment up to six months, and HK$900 for each day during which that the offence has continued where the offence is a continuing offence.

Demerit points system

The demerit points system is a penalty system operated by the FEHD to sanction food businesses for repeated violations of relevant hygiene and food safety legislation. Under the system:

(a)	if, within a period of 12 months, a total of 15 demerit points or more have been registered against a licensee in respect of any licensed premises, the license in respect of such licensed premises will be subject to suspension for seven days (“First Suspension”);

(b)	if, within a period of 12 months from the date of the last offence leading to the First Suspension, a total of 15 demerit points or more have been registered against the licensee in respect of the same licensed premises, the license will be subject to suspension for 14 days (“Second Suspension”);

(c)	thereafter, if, within a period of 12 months from the date of the last offence leading to the Second Suspension, a total of 15 demerit points or more have been registered against the licensee in respect of the same licensed premises, the license will be cancelled;

(d)	for multiple offences found during any single inspection, the total number of demerit points registered against the license will be the sum of the demerit points for each of the offences;

(e)	the prescribed demerit points for a particular offence will be doubled and trebled if the same offence is committed for the second and the third time within a period of 12 months; and

(f)	any alleged offence pending, that is the subject of a hearing and not yet taken into account when a license is suspended, will be carried over for consideration of a subsequent suspension if the licensee is subsequently found to have violated the relevant hygiene and food safety legislation upon the conclusion of the hearing at a later date.

Business Licensing Regime — Professional Certification System

Under the FBR, any person who intends to carry on a food business is required to obtain a full food business license issued by the FEHD. When applying for a full license, an applicant may choose to apply for a provisional license at the same time, which enables the applicant to have ample time to complete the remaining works during the six-month license period for compliance with all licensing requirements for a full license.

From 1 March 2023, the FEHD introduces a new Professional Certification System (“New PCS”) and adopts an approach of “license first, inspection later” for the issue of full licenses. Under the New PCS, the FEHD accepts a Certificate of Compliance (Health Requirements) for full food business license, final layout plans and final ventilation plans (if applicable) provided by an authorized person registered under section 3(1) of the Buildings Ordinance (Cap. 123 of the Laws of Hong Kong) (“BO”) or a registered structural engineer under section 3(3) of the BO (AP/RSE) as the certification for compliance with all health requirements for the issue of a full license. After issuance of the full license, the FEHD staff will conduct on-site audit checks to confirm premises’ compliance with all health requirements. If any information in the relevant documents certified correct by an AP/RSE is found to be incorrect, false or misleading, or if the declaration made is found to be false after on-site audit checks, the FEHD will carry out follow-up action, such as consideration of instigating prosecution, cancellation of the license issued or referring the case to other departments concerned for follow-up.

The New PCS is currently applicable to full application of general restaurant, light refreshment restaurant and food factory. Applicants under the New PCS must comply with all licensing requirements imposed by other relevant government departments, and can choose between the current system (i.e. to issue full license upon the completion of final on-site check by FEHD officer) or the New PCS for the application of full licenses. Subject to smooth implementation of the PCS and support from the trade, the FEHD will consider extending the new measure to other food business licenses.

Hygiene manager and hygiene supervisor scheme

To strengthen food safety supervision in licensed food premises, the FEHD has introduced the Hygiene Manager (“HM”) and Hygiene Supervisor (“HS”) Scheme (“HMHS Scheme”). Under the HMHS Scheme, all food establishments producing high-risk food are required to appoint an HM and an HS; and all other food establishments are required to appoint an HM or an HS. General restaurants which accommodate over 100 customers are required to appoint an HM and an HS.

Food business operators are required to train up their staff or appoint qualified persons to take up the posts of HM or HS. According to “A Guide to Application for Restaurant Licenses (September 2024 Edition)” issued by the FEHD, one of the criteria for the issuance of a provisional general restaurant license is the submission of a duly completed nomination form for HM and/or HS, together with a copy of their relevant course certificate(s).

Liquor regulations

Liquor license

In Hong Kong, a person must obtain a liquor license from the Liquor Licensing Board under the Dutiable Commodities (Liquor) Regulations (Cap. 109B of the Laws of Hong Kong) (“DCLR”) before commencement of sale of liquor for consumption in the premises. It is provided under section 17(3B) of the Dutiable Commodities Ordinance (Cap. 109 of the Laws of Hong Kong) (“DCO”) that where regulations prohibit the sale or supply of any liquor except with a liquor license, no person shall sell, or advertise or expose for sale, or supply, or possess for sale or supply, liquor except with a liquor license.

Regulation 25A of the DCLR prohibits the sale of liquor at any premises for consumption on those premises or at a place of public entertainment or a public occasion for consumption at the place or occasion except with a liquor license. The Liquor Licensing Board will consider the fitness of the applicant to hold the license, the suitability of the premises to which the application relates in selling or supplying intoxicating liquor and the public interest before granting the liquor license. A liquor license will only be issued when the relevant premises have also been issued with a full or provisional general restaurant license, except exempted by the Liquor Licensing Board. A liquor license will only be valid if the relevant premises remain licensed as a restaurant. All applications for liquor license are referred to the Commissioner of Police and the District Officer concerned for comments. A liquor license is only granted if the applicant can devote sufficient time and attention to the proper management of the liquor-licensed premises.

Under regulation 15 of the DCLR, any renewal, transfer or amendment of a liquor license must be made in the form as determined by the Liquor Licensing Board. For a transfer application, consent of the holder of the liquor license is required. Under regulation 24 of the DCLR, in case of illness or temporary absence of the holder of liquor license, the secretary to the Liquor Licensing Board may in his/her discretion authorize any person to manage the licensed premises. The application under such regulation is required to be made by the holder of liquor license. For any application for cancellation of the liquor license made by the holder of liquor license, an application for new issue of a liquor license shall be made to the Liquor Licensing Board.

Under section 54 of the DCO, in case of death or insolvency of the holder of liquor license, his/her executor or administrator or trustee may carry on the business in the licensed premises until expiration of the license.

A liquor license is valid for a period of two years or a lesser period, subject to continuous compliance with the requirements under the relevant legislation and regulations. Any person who contravenes section 17(3B) of the DCO commits an offence and is liable on conviction to a fine of HK$1 million and to imprisonment for two years.

As at the date of this annual report, our restaurants have obtained valid liquor licenses and have not been refused by the Liquor Licensing Board for their applications for renewal of the liquor licenses.

The Factories and Industrial Undertakings (Fire Precautions in Notifiable Workplaces) Regulations (Cap. 59V of the Laws of Hong Kong) (“FIU(FPNW)R”)

The FIU(FPNW)R are designed to ensure that the proprietor of every workplace shall maintain a means of escape from the workplace in good condition and free from obstruction. Under regulation 5(1) of the FIU(FPNW)R, the proprietor of every notifiable workplace shall maintain in good condition and free from obstruction every doorway, stairway and passageway within the workplace which affords a means of escape from the workplace in case of fire. Regulation 14(5) of the FIU(FPNW)R stipulates that the proprietor of any notifiable workplace who contravenes regulation 5(1) without reasonable excuse commits an offence and is liable to a fine of HK$400,000 and imprisonment for six months.

As at the date of this annual report, our Group has not been subject to any fine, penalty or prosecution in relation to the FIU(FPNW)R.

Fire Safety (Commercial Premises) Ordinance (Cap. 502 of the Laws of Hong Kong) (“FS(CP)O”)

The FS(CP)O serves to better protect occupants, users, and visitors of certain kinds of commercial premises and buildings from the risk of fire. Under Schedule 4 of the FS(CP)O, a building is a specified commercial building if the building was constructed to be used for the purposes of office or business (but excluding buildings constructed to be used for the purposes of a factory), and was either constructed or the plans of the building works of which were first submitted to the Building Authority on or before 1 March 1987.

An owner or occupier of specified commercial building may be required to comply with all or any of the following fire safety measures, including (a) provision of or improvement on fire service installations and equipment, such as automatic sprinkler system, automatic cut-off devices for mechanical ventilating systems, emergency lighting, fire hydrant and hose reel system, manual fire alarms and portable fire extinguishers, and (b) construction requirements, such as provision of adequate means of access from the premises in the event of fire and to the premises to facilitate access for firefighting and rescue, and provision of measures to inhibit the spread of fire and to ensure integrity of building structure.

An owner or occupier of the premises should appoint a Registered Fire Service Installation Contractor to carry out works on the provision of or the improvement on fire service installations and equipment.

An owner or occupier of the specified commercial building may be directed to comply with the fire safety measures by means of Fire Safety Direction or Fire Safety Improvement Direction from the relevant enforcement authority. Failure to comply with such directions will allow the Director of Fire Services to apply for Fire Safety Compliance Order or Fire Safety Improvement Compliance Order, or Prohibition Order to prohibit occupation of the relevant building or part thereof.

As at the date of this annual report, our Group has not been subject to any fine, penalty or prosecution in relation to the FS(CP)O.

Fire Safety (Buildings) Ordinance (Cap. 572 of the Laws of Hong Kong) (“FSBO”)

The FSBO aims to provide better protection from the risk of fire for occupants, users, and visitors of certain kinds of composite buildings, which is a building constructed or intended to be used partly for domestic purposes and partly for non-domestic purposes.

Similar to the regulations under the FSBO, an owner or occupier should appoint a Registered Fire Service Installation Contractor to carry out the works on the provision of or the improvement on fire service installations and equipment.

The Director of Fire Services will issue Fire Safety Directions specifying the requirements of fire safety measures to the occupiers to comply with requirements to provide or improve emergency lighting and an automatic cut-off device for the mechanical ventilating system in non-common areas. Failure to comply with such directions will allow the Director of Fire Services to apply for Fire Safety Compliance Order or Prohibition Order to prohibit occupation of the relevant building or part thereof.

As at the date of this annual report, our Group has not been subject to any Fire Safety Compliance Order or Prohibition Order.

Environmental Regulations

Air Pollution Control Ordinance (Cap. 311 of the Laws of Hong Kong) (“APCO”)

The APCO is the main legislation controlling air pollutants from industrial and commercial activities and other polluting sources. The Environmental Protection Department is responsible for enforcing provisions in the APCO and its subsidiary legislations.

The Air Pollution Control (Smoke) Regulations (Cap. 311C of the Laws of Hong Kong) (“APC(S)R”) stipulates that dark smoke emission from any chimney or relevant plant must not exceed (i) 6 minutes in any period of 4 hours, or (ii) 3 minutes continuously at any one time. The darkness of smoke is determined by comparing the shade of smoke to the shades on a Ringlemann Chart. It is an offence for the management of a restaurant to allow its chimney, flue or related facilities to emit dark smoke exceeding the stipulated standard. Restaurants should follow guidelines from the Environmental Protection Department on the control of cooking fumes and odors from restaurants and food business.

Any person or company who commits an offence under the APO shall be liable to prosecution. The maximum fines for convictions under the APO range from HK$100,000 to HK$500,000 and 6 to 12 months’ imprisonment.

As at the date of this annual report, our Group has not been subject to any fine, penalty or prosecution in relation to the APCO.

Health and Safety Regulatory Compliance

The Public Health and Municipal Services Ordinance (Cap. 132 of the Laws of Hong Kong) (“PHMSO”)

The legal framework for food safety control in Hong Kong is set out in Part V of the PHMSO and the relevant sub-legislation thereunder. The PHMSO requires manufacturers and sellers of food to ensure that their products are fit for human consumption and comply with requirements in respect of food safety, food standards and labelling.

Section 50 of the PHMSO prohibits the preparation, advertising and sale of food or drugs that are injurious to health in Hong Kong. Anyone who fails to comply with the said section shall be guilty of an offence which carries a maximum penalty of HK$10,000 and three months’ imprisonment. Section 52 of the PHMSO provides that, subject to the defences in section 53 of the PHMSO, if a seller sells to the prejudice of a purchaser any food or drug which is not of the nature, substance or quality of the food or drug demanded by the purchaser, the seller shall be guilty of an offence which carries a fine up to HK$10,000 and imprisonment up to three months.

According to section 54 of the PHMSO, any person who sells or offers for sale any food intended for, but unfit for, human consumption, or any drug intended for use by human but unfit for that purpose, shall be guilty of an offence which carries a fine up to HK$50,000 and imprisonment up to six months.

Section 61 of the PHMSO provides that it shall be an offence for any person who gives with any food or drug sold by him, or displays with any food or drug exposed for sale by him, any label which falsely describes the food or drug, or is calculated to mislead as to its nature, substance or quality. Further, any person who publishes or is a party to the publication of an advertisement falsely describing any food or drug or is likely to mislead as to the nature, substance or quality of any food or drug shall be guilty of an offence which carries a fine up to HK$50,000 and imprisonment up to six months.

The FEHD is one of the designated authorities responsible for the enforcement of the PHMSO and the relevant sub-legislation thereunder. It may take samples of all kinds of food products at their points of entry to Hong Kong, and may prohibit or restrict importation of food products. The FEHD also has the power to examine any food which is intended for human consumption, and it may seize and remove such food or its packaging if it appears that such food is unfit for human consumption.

Food Hygiene Code

The Food Hygiene Code (“Code”) published by the FEHD provides a set of model requirements to help food businesses achieve a higher degree of compliance with food regulations in compliance with the PHMSO and its subsidiary legislation. The Code applies to all food premises licensable under the FBR including, but not limited to, restaurants and food factories. The Code is not a substitute for the food regulations and the licensing requirements and conditions, but rather to be used in association with the food regulations and the applicable licensing requirements and conditions for easier compliance and more consistent enforcement.

The Code covers various aspects of good practices of food hygiene and food safety, including general design and construction of food premises; cleaning, sanitizing and maintenance of food premises, equipment and utensils; safe food handling; and personal health, hygiene and training of food handlers.

Failure to observe any provisions of the Code by a food business will not itself render it liable to any criminal proceedings, but may be relied upon by any party to the proceedings as tending to establish or to negative any liability which is in question to those proceedings, in any proceedings whether civil or criminal including proceedings for an offence under the PHMSO.

As at the date of this annual report, our Group has not been subject to any fine, penalty or prosecution in relation to the PHMSO.

Consumer Goods Safety Ordinance (Cap. 456 of the Laws of Hong Kong) (“CGSO”)

The CGSO imposes a duty on manufacturers of certain consumer goods to ensure that the consumer goods they supply are safe and for incidental purposes.

Section 4(1) of the CGSO requires consumer goods to be reasonably safe having regard to all of the circumstances including (a) the manner in which, and the purpose for which the products are presented, promoted or marketed; (b) the use of any mark in relation to the consumer goods, instructions or warnings given for the keeping, use or consumption of the consumer goods; (c) reasonable safety standards published by a standards institute or similar bodies for consumer goods of the description which applies to the consumer goods or for matters relating to consumer goods of that description; and (d) the existence of any reasonable means to make the consumer goods safer.

According to section 2(1) of the Consumer Goods Safety Regulation (Cap. 456A of the Laws of Hong Kong) (“CGSR”), where consumer goods on their packages are marked with, or where any labels affixed to or any documents enclosed in their packages contain, any warning or caution regarding the safe keeping, use, consumption or disposal, such warning or caution shall be in both the English and the Chinese languages. Such warnings and cautions, as required by section 2(2) of the CGSR, shall be legible and be placed in a conspicuous position on (a) the consumer goods; (b) any package of the consumer goods; (c) a label securely affixed to the package; or (d) a document enclosed in the package.

As at the date of this annual report, our Group has not been subject to any fine, penalty or prosecution in relation to the CGSO and CGSR.

Food and Drugs (Composition and Labelling) Regulations (Cap. 132W of the Laws of Hong Kong) (“FD(CL)R”)

The FD(CL)R, which are under the PHMSO, contains provisions governing the advertising and labeling of food.

Regulation 3 of the FD(CL)R provides that the composition of foods specified in Schedule 1 shall be up to the specified standards. Pursuant to Regulation 5 of the FD(CL)R, any person who advertises for sale, sells or manufactures for sale any food which does not conform to the relevant requirements as to the composition prescribed in Schedule 1 to the FD(CL)R commits an offense and is liable to a fine of HK$50,000 and imprisonment for six months.

As at the date of this annual report, our Group has not been subject to any fine, penalty or prosecution in relation to the FD(CL)R.

Cyber Security and Data Protection Laws in Hong Kong

Personal Data (Privacy) Ordinance (Cap. 486 of the Laws of Hong Kong) (the “PDPO”)

The PDPO protects the privacy interests of living individuals in relation to personal data. The ordinance covers any automated and non-automated data relating directly or indirectly to a living individual and applies to both public and private bodies as data users that control the collection, holding, processing or use of personal data. There are six principles under the PDPO, which set out the principles in respect of the purpose and manner of collection of data, the accuracy and duration of retention of data, the use of personal data, the security of personal data, the information to be generally available and the access to personal data. In general, the personal data shall be lawfully and fairly collected and steps should be taken to ensure that the data subject is explicitly or implicitly informed on or before collecting the data. Personal data should also be accurate, up-to-date and kept no longer than necessary while unless with the consent from the data subjects, personal data should be used for the purposes for which they were collected or a directly related purpose. The Office of the Privacy Commissioner for Personal Data is the governing body to promote, administer and oversee the enforcement of the PDPO. It has the power to carry out inspections of any personal data systems, to receive complaints from individuals and to investigate data users in respect of the complaints filed. Contravention with the PDPO may entitle the Privacy Commissioner for Personal Data to issue a written enforcement notice directing such Data User to remedy and prevent recurrence of contravention. Contravention with the above enforcement notice issued by the Privacy Commissioner for Personal Data is an offence and the offender is liable to a maximum fine of HK$50,000 and imprisonment for 2 years, with a daily penalty of HK$1,000. Subsequent convictions can result in a maximum fine of HK$100,000 and imprisonment for 2 years, with a daily penalty of HK$2,000.

As at the date of this annual report, our Group has not been subject to any fine, penalty or prosecution in relation to the PDPO.

Other Regulations Relating to Our Business Operations

The Employment Ordinance (Cap. 57 of the Laws of Hong Kong) (“EO”)

The EO provides for, among other things, the basic employment protection of wages to all employees to regulate the general conditions of employment and for matters connected therewith.

The EO provides that where a contract of employment is terminated, any sum due to the employee shall be paid to him as soon as is practicable and in any case not later than seven days after the day of termination. Under the Employment Ordinance, any employer who wilfully and without reasonable excuse fails to pay the said sum due to the employee within seven days after the day of termination, commits an offence and is liable to a fine of HK$350,000 and to imprisonment for three years.

Further, the EO provides that if any wages or any sum earned by the employee for work done over the period commencing on the expiry of his wage period next preceding the time of termination up to that time are not paid within seven days from the day on which they become due, the employer shall pay interest at a specified rate on the outstanding amount of wages or sum from the date on which such wages or sum become due up to the date of actual payment. Any employer who wilfully and without reasonable excuse fails to pay such wages or sum within seven days from the day on which they become due, commits an offence and is liable on conviction to a fine of HK$10,000.

As at the date of this annual report, our Group has not been subject to any fine, penalty or prosecution in relation to the EO.

The Mandatory Provident Fund Schemes Ordinance (Cap. 485 of the Laws of Hong Kong) (“MPFSO”)

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the “MPFSO”) provides that every employer must take all practicable steps to ensure that each employee is covered under a Mandatory Provident Fund (MPF) scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer must, for each contribution period, (a) from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO; and (b) deduct from the employee’s relevant income for that period as a contribution by the employee to that scheme the amount determined in accordance with the MPFSO.

The amount to be contributed and/or deducted by an employer for a contribution period is in the case of a casual employee who is a member of an industry scheme, an amount determined by reference to a scale specified in an order made in accordance with the MPFSO.

As at the date of this annual report, our Group has not been subject to any fine, penalty or prosecution in relation to the MPFSO.

The Employees’ Compensation Ordinance (Cap. 282 of the Laws of Hong Kong) (“ECO”)

The ECO establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries sustained by or death of the employees caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases suffered by the employees.

Under the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity or dies arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

Under the ECO, an employer must notify the Commissioner for Labour of any work accident by submitting the prescribed form (within fourteen days after the accident for general work accidents and within seven days after the accident for fatal accidents), irrespective of whether the accident gives rise to any liability to pay compensation. If the happening of such accident was not brought to the notice of the employer or did not otherwise come to his knowledge within such period of seven or fourteen days (as the case may be), then such notice shall be given not later than seven days or, as may be appropriate, fourteen days after the happening of the accident was first brought to the notice of the employer or otherwise came to his knowledge.

The ECO further provides that all employers are required to take out insurance policies to cover their liabilities under the ECO and common law for injuries at workplace for all of their employees. An employer failing to do so is liable on conviction upon indictment to a fine of HK$100,000 and to imprisonment for two years, and on summary conviction to a fine of HK$100,000 and imprisonment for one year.

As at the date of this annual report, our Group has not been subject to any fine, penalty or prosecution in relation to the ECO.

The Minimum Wage Ordinance (Cap. 608 of the Laws of Hong Kong) (“MWO”)

The prescribed minimum hourly wage rate (currently set at HK$40 per hour) for every employee is govern by the MWO. Section 15 of the MWO provides that any provision of employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee under the MWO is void.

As at the date of this annual report, our Group has not been subject to any fine, penalty or prosecution in relation to the MWO.

The Occupiers Liability Ordinance (Cap. 314 of the Laws of Hong Kong) (“OLO”)

The OLO regulated the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property lawfully on the premises. The OLO imposes a common duty of care on an occupier of premises to take reasonable care of the premises in all circumstances so as to ensure that his visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

As at the date of this annual report, our Group has not been subject to any fine, penalty or prosecution in relation to the OLO.

The Occupational Safety and Health Ordinance (Cap. 509 of the Laws of Hong Kong) (“OSHO”)

The OSHO provides for the safety and health protection to employees in workplaces, both industrial and non-industrial.

Under the OSHO, every employer must, as far as reasonably practicable, ensure the safety and health at work for all employees by:

(a)	providing and maintaining plant and systems of work that are safe and without risks to health;

(b)	making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances as regards any workplace under the employer’s control;

(c)	providing all necessary information, instructions, training and supervision to the employee to ensure the safety and health at work;

(d)	providing and maintaining means of access to and egress from the workplace that are safe and without any risks to health; and

(e)	providing and maintaining a working environment for the employees that is safe and without risks to health.

An employer who fails to comply with any of the above provisions commits an offence and is liable on summary conviction to a fine of HK$3,000,000 or on conviction on indictment to a fine of HK$10,000,000. An employer who intentionally knowingly or recklessly fails to comply with any of the above provisions commits an offence and is liable on summary conviction to a fine of HK$3,000,000 and to imprisonment for 6 months or on conviction on indictment to a fine of HK$10,000,000 and to imprisonment for 2 years.

The Commissioner for Labor may by virtue of section 9(1) of the OSHO issue an improvement notice against non-compliance of the OSHO. The Commissioner for Labor may also by virtue of section 10(1) of the OSHO issue a suspension notice against activity or condition of workplace which may create imminent risk of death or serious bodily injury. An employer who fails to comply with an improvement notice without reasonable excuse commits an offence punishable by a fine of HK$400,000 and imprisonment for 12 months. An employer who contravenes a suspension notice without reasonable excuse commits an offence punishable by a fine of HK$1,000,000 and imprisonment for 12 months.

As at the date of this annual report, our Group has not been subject to any fine, penalty or prosecution in relation to the OSHO.

The Inland Revenue Ordinance (Cap. 112 of the Laws of Hong Kong) (“IRO”)

The IRO imposes taxes on property, earnings and profits in Hong Kong. Pursuant to section 14(1) of the Inland Revenue Ordinance, profits tax shall be charged for each year of assessment on every person carrying on a trade, profession or business in Hong Kong in respect of his/her/its assessable profits arising in or derived from Hong Kong for that year from such trade, profession or business (excluding profits arising from the sale of capital assets). Section 51C of the IRO requires every person carrying on a trade, profession or business in Hong Kong to keep sufficient records of his/her/its income and expenditure and to retain such records for a period of not less than seven years. Failure to comply with section 51C of the IRO without reasonable excuse may be liable to a maximum fine of HK$100,000.

As at the date of this annual report, our Group has not been subject to any fine, penalty or prosecution in relation to the IRO.

The Trade Descriptions Ordinance (Cap. 362 of the Laws of Hong Kong) (“TDO”)

Food products sold in Hong Kong are subject to the TDO. The TDO was amended in July 2013 to expand the scope of certain provisions, including the prohibition of false trade description in respect of goods and services in the course of trade, prohibition on certain unfair trade practices and the introduction of a civil, compliance-based enforcement mechanism.

Section 2 of the TDO provides that a trade description (including fitness for purpose, performance and manufacturing details) which is false to a material degree; or though not false, is misleading, that is to say, likely to be taken for a trade description of a kind that would be false to a material degree, would be regarded as false trade description.

Section 7 of the TDO provides that it is an offence for any person, in the course of his trade or business, to apply a false trade description to any goods; or supply or offer to supply any goods to which a false trade description is applied. It is also an offence for any person to have in his possession for sale or for any purpose of trade or manufacture any goods to which a false trade description is applied.

To amount to a false trade description, the falsity of the trade descriptions has to be to a material degree. Trivial errors or discrepancies in trade descriptions would not constitute an offence. What constitutes a material degree will vary with the facts.

Sections 13E, 13F, 13G, 13H and 13I provide that a trader who engages in relation to a consumer in a commercial practice that (a) is a misleading omission; or (b) is aggressive; (c) constitutes bait advertising; (d) constitutes a bait and switch; or (e) constitutes wrongly accepting payment for a product, commits an offense.

Contravention of the prohibitions in the TDO is an offence, with a fine up to HK$500,000 and imprisonment up to five years. However, the TDO also empowers regulators with the ability to accept (and publish) written undertakings from businesses and individuals not to continue, repeat or engage in unfair trade practices in return of which regulators will not commence or continue investigations or proceedings relating to that matter. Regulators will also be empowered to seek an injunction against businesses and persons engaging in unfair trade practices or who have breached their undertakings.

As at the date of this annual report, our Group has not been subject to any fine, penalty or prosecution in relation to the TDO.

The Competition Ordinance (Cap. 619 of the Laws of Hong Kong)

The Competition Ordinance came into full effect in Hong Kong on December 14, 2015, which prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. The key prohibitions include (i) prohibition of agreements between businesses which have the object or effect of preventing, restricting or distorting competition in Hong Kong; and (ii) prohibiting companies with a substantial degree of market power from abusing their power by engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong. The penalties for breaches of the Competition Ordinance include, but are not limited to, financial penalties of up to 10% of the total gross revenues obtained in Hong Kong for each year of infringement, up to a maximum of three years in which the contravention occurs.

As at the date of this annual report, our Group has not been subject to any fine, penalty or prosecution in relation to the Competition Ordinance.

Compliance with the Relevant Requirements

We confirmed that we and our Operating Subsidiaries have obtained all relevant licenses and certificates for our existing operations in Hong Kong. As advised by our counsel with respect to Hong Kong law, we are not aware of any non-compliance with all applicable laws, regulations, rules, codes and guidelines in Hong Kong that would have affected our business and operations during the year ended August 31, 2025 and 2024.

4.C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
A-One President Limited	Hong Kong
Topwell Gold Limited	Hong Kong
Million Great International Limited	Hong Kong
East Harmony Limited	Hong Kong
Happy City Ventures Pte. Ltd.	Singapore
Asia Virtue Limited	Hong Kong

The following diagram illustrates the corporate structure of Happy City and its subsidiaries as of the date of this annual report:

4.D. Property, Plant and Equipment

Facilities

We do not own any real property. We lease our restaurants in Hong Kong. The following table sets out the details of the leases of our restaurants:

Property location	Approximate gross floor area	Lease term	Current Rent	Purpose
Shop 110-111, 1/F, Harbour North Phase 2, 123 Java Road, North Point, Hong Kong	4,000 square feet	April 1, 2020 to March 31, 2025 (lease term has ended and we did not renew the lease)	HK$163,150 (approximately US$20,927) monthly for the first three years HK$172,939 (approximately US$22,182) monthly for the fourth and fifth years	Restaurant — Gyu! Gyu! Shabu Shabu (Shop closed in March 2025 due to expiration of the lease agreement)

Shop 1010, 1/F, OP Mall, 100 Tai Ho Road, Tsuen Wan, Hong Kong	4,000 square feet	July 6, 2024 to July 5, 2027	HK$145,000 (approximately US$18,599) monthly	Restaurant — Thai Pot

6/F, Chong Hing Square, 601 Nathan Road, Mong Kok, Hong Kong	8,000 square feet	December 15, 2025 to December 14, 2028	HK$220,000 (approximately US$28,219) monthly	Restaurant — Thai Pot

10/F, One Pacific Centre, No.414 Kwun Tong Road, Kwun Tong, Kowloon	11,000 square feet	December 1, 2024 to November 30, 2027	HK$145,000 (approximately US$18,599) monthly for the first year HK$165,000 (approximately US$21,164) monthly for the second year HK$185,000 (approximately US$23,730) monthly for the third year	Restaurant — Gyu! Gyu! Shabu Shabu x Thai Pot

We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

Intellectual Property

We, through Topwell Gold Limited, our operating entity, own and maintain the registered domains https://gyugyushabushabu.com. We have the following trademarks registered in Hong Kong:

Country	Trademark	Trade Mark Number	Classes	Status
Hong Kong		305836348	43	Registered

Hong Kong		305279770	43	Registered

Hong Kong		305279761	43	Registered

Hong Kong		305099897	43	Registered

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Item 3. Key Information – 3.D. Risk Factors” and elsewhere in this annual report.

Key Components of Results of Operations

	For the years ended August 31,
	2025	2024	2023
Revenues	$6,799,732	$8,295,084	$6,754,350
Cost of revenues	(5,942,780)	(6,033,172)	(5,984,430)
Gross profit	856,952	2,261,912	769,920

Operating expenses:
Selling and marketing expenses	(158,721)	(149,571)	(463,796)
Employee compensation and benefits	(1,011,044)	(228,679)	(224,574)
Other general and administrative expenses – third parties	(1,831,616)	(526,574)	(826,191)
Other general and administrative expenses – related parties	(129,807)	(46,052)	(247,174)
Total operating expenses	(3,131,188)	(950,876)	(1,761,735)

(Loss) income from operations	(2,274,236)	1,311,036	(991,815)

Other (expense) income:
Other income – third parties	49,186	53,163	41,591
Other income – related parties	—	133,678	92,811
Interest expenses	(228,514)	(182,098)	(166,970)
Total other (expense) income, net	(179,328)	4,743	(32,568)

(Loss) income before income taxes	(2,453,564)	1,315,779	(1,024,383)

Income tax benefit (expense)	24,131	3,918	(61,394)

Net (loss) income	$(2,429,433)	$1,319,697	$(1,085,777)

Revenue

Our revenue is generated from providing food and beverage to customers in our restaurants located in North Point, Kwun Tong, Mong Kok and Tsuen Wan. The following table sets forth the breakdown of our revenue by location of our restaurants for the years ended August 31, 2025, 2024 and 2023, respectively:

	For the Years Ended August 31,
	2025	2024	2023
	(US$)	(US$)	(US$)
Revenue
North Point	$1,323,990	$2,550,083	$2,441,432
Kwun Tong	1,060,808	-	-
Mong Kok	2,694,782	3,555,385	2,495,804
Tsuen Wan	1,719,313	2,184,432	1,800,328
Others	839	5,184	16,786
Total revenue	$6,799,732	$8,295,084	$6,754,350

Our revenue decreased by US$1,495,352 or 18.0%, from US$8,295,084 for the year ended August 31, 2024 to US$6,799,732 for the year ended August 31, 2025. Such decrease was mainly attributable to the decrease in customer demand as a result of the change in customers’ behavior towards dining options in Shenzhen due to competitive pricing and diverse options, which challenged Hong Kong’s overall catering industry during the year ended August 31, 2025, as compared to the year ended August 31, 2024.

Our revenue increased by US$1,540,734 or 22.8%, from US$6,754,350 for the year ended August 31, 2023 to US$8,295,084 for the year ended August 31, 2024. Such increase was mainly attributable to the increase in customer demand as a result of the lifting of pandemic measures, in particular, the dine-in restrictions in catering business premises and other social distancing measures imposed by the Hong Kong government, which brought our restaurants back to normal business operation for the year ended August 31, 2024 and the upward adjustment in our selling price of our food in August 2023.

Others represent the revenue recognized for the expiry of membership points in our loyalty program.

Cost of Revenue

Our cost of revenue consists of cost directly related to revenue generating activities, which primarily includes food and beverages cost, operating expenses for the hotpot restaurants, personnel-related compensation expenses, including salaries and related retirement benefit for operations personnel, and other cost directly related to the revenue.

The following table sets forth the breakdown of our cost of revenue for the years ended August 31, 2025, 2024 and 2023, respectively:

	For the Years Ended August 31,
	2025	2024	2023
	(US$)	(US$)	(US$)
Cost of revenue
Food and beverages	$2,224,220	$2,397,669	$2,459,167
Payroll and employee benefits expenses	1,219,186	1,296,886	1,394,527
Utilities expenses (restaurants)	209,950	183,609	183,260
Building management fee (restaurants)	439,342	367,734	355,467
Depreciation of property and equipment	607,314	574,539	411,014
Amortization of right-of-use assets	856,839	804,350	803,707
Others	385,929	408,385	377,288
Total cost of revenue	$5,942,780	$6,033,172	$5,984,430

Our cost of revenue remained relatively stable at US$5,942,780, US$6,033,172 and US$5,984,430 for the years ended August 31, 2025, 2024 and 2023, respectively.

Food and Beverages

Our cost of food and beverages remained relatively stable at US$2,224,220 and US$2,397,669 for the years ended August 31, 2025 and 2024, respectively.

Our cost of food and beverages remained relatively stable at US$2,397,669 and US$2,459,167 for the years ended August 31, 2024 and 2023, respectively. Despite the increase in our revenue for the year ended August 31, 2024, our cost of food and beverages for the year ended August 31, 2024 remained stable as compared to the year ended August 31, 2023, which was mainly attributable to our successful negotiation with our suppliers and also sourcing new suppliers which supply us with the same quality of food and beverages but at a reduced cost for the year ended August 31, 2024.

Payroll and Employee Benefits Expenses

Restaurant operation is highly service-oriented and labor-intensive. Payroll and employee benefits expenses of operation personnel, which primarily consisted of salaries and other allowances and retirement benefit scheme contributions of operation personnel. Our payroll and employee benefits expenses remained relatively stable at US$1,219,186, US$1,296,886 and US$1,394,527 for the years ended August 31, 2025, 2024 and 2023, respectively.

Utilities Expenses (restaurants)

Our utilities expenses for our restaurants primarily consist of expenses incurred for electricity, gas and water utilities for the operation of the restaurants. Our utilities expenses for restaurant remained relatively stable at US$209,950, US$183,609 and US$183,260 for the years ended August 31, 2025, 2024 and 2023, respectively.

Building Management Fee (restaurants)

Our building management fee for our restaurants increased by US$71,608 or 19.5%, from US$367,734 for the year ended August 31, 2024 to US$439,342 for the year ended August 31, 2025. Such increase was mainly attributable to the addition of one new restaurant located in Kwun Tong in December 2024 while we closed one restaurant located in North Point in March 2025 during the year ended August 31, 2025.

Our building management fee for our restaurants remained relatively stable at US$367,734 and US$355,467 for the years ended August 31, 2024 and 2023, respectively.

Depreciation of Property and Equipment

Our depreciation of property and equipment for the operation of our restaurant increased by US$32,775 or 5.7%, from US$574,539 for the year ended August 31, 2024 to US$607,314 for the year ended August 31, 2025. Such increase was mainly attributable to the addition of the property and equipment we purchased for the operation of our restaurants during the year ended August 31, 2025.

Our depreciation of property and equipment for the operation of our restaurant increased by US$163,525 or 39.8%, from US$411,014 for the year ended August 31, 2023 to US$574,539 for the year ended August 31, 2024. Such increase was mainly attributable to the addition of the property and equipment we purchased for the operation of our restaurants during the year ended August 31, 2024.

Amortization of Right-of-Use Assets

Our amortization of right-of-use assets for the operation of our restaurants increased by US$52,489 or 6.5%, from US$804,350 for the year ended August 31, 2024 to US$856,839 for the year ended August 31, 2025. Such increase was mainly attributable to the addition of one operating lease for our new restaurant located in Kwun Tong in December 2024 while we did not renew our one restaurant located in North Point in March 2025 during the year ended August 31, 2025.

Our amortization of right-of-use assets for the operation of our restaurants remained relatively stable at US$804,350 and US$803,707 for the years ended August 31, 2024 and 2023, respectively.

Other Expenses

Our other expenses mainly represent repair and maintenance expenses, cleaning expenses, consumable expenses and sundry expenses incurred in the ordinary course of operation of our restaurants. Our other expenses remained relatively stable at US$385,929, US$408,385 and US$377,288 for the years ended August 31, 2025, 2024 and 2023, respectively.

Gross Profit and Gross Profit Margin

Our gross profit from our major revenue is summarized as follows:

	For the Years Ended August 31,
	2025	2024	2023
Gross profit	$856,952	$2,261,912	$769,920
Gross profit margin	12.6%	27.3%	11.4%

Our overall gross profit decreased by US$1,404,960 or 62.1%, from US$2,261,912 for the year ended August 31, 2024 to US$856,952 for the year ended August 31, 2025. Our overall gross profit margin decreased from 27.3% for the year ended August 31, 2024 to12.6% for the year ended August 31, 2025. Such decrease in our overall gross profit and gross profit margin was mainly attributable to the decrease in our revenue as a result of the decrease in customer demand as stated above.

Our overall gross profit increased by US$1,491,992 or 193.8%, from US$769,920 for the year ended August 31, 2023 to US$2,261,912 for the year ended August 31, 2024. Our overall gross profit margin increased from 11.4% for the year ended August 31, 2023 to 27.3% for the year ended August 31, 2024. Such increase in our overall gross profit and gross profit margin was mainly attributable to (i) the increase in our revenue as a result of the increase in customer demand and upward adjustment in our selling price of our food in August 2023 as stated above; and (ii) our successful negotiation with our suppliers and also sourcing new suppliers which supply us with the same quality of food and beverages but at a reduced cost, which led our cost of food and beverages remained relatively stable for the year ended August 31, 2024, as compared to the year ended August 31, 2023.

Operating Expenses

Selling and Marketing Expenses

Our selling and marketing expenses mainly represented the advertising and promotion expenses incurred to promote our brand image and awareness.

Our selling and marketing expenses remained relatively stable at US$158,721 and US$149,571 for the years ended August 31, 2025 and 2024, respectively.

Our selling and marketing expenses decreased by US$314,225 or 67.8%, from US$463,796 for the year ended August 31, 2023 to US$149,571 for the year ended August 31, 2024. Such decrease was mainly attributable to the decrease in marketing expenses we incurred to advertise our brand and restaurants during the year ended August 31, 2024, as compared to the year ended August 31, 2023.

Employee Compensation and Benefits

Our employee compensation and benefits under operating expenses primarily consisted of salaries and other allowances and retirement benefit scheme contributions for management and administrative personnel.

Our employee compensation and benefits for our management and administrative personnel increased by US782,365 or 342.0%, from US$228,679 for the year ended August 31, 2024 to US$1,011,044 for the year ended August 31, 2025, which was mainly attributable to the increase in bonus paid to our employees during the year.

Our employee compensation and benefits for our management and administrative personnel remained relatively stable at US$228,679 and US$224,574 for the years ended August 31, 2024 and 2023, respectively.

Other General and Administrative Expenses

Our other general and administrative expenses, including other general and administrative expenses to our third parties and our related parties, primarily consisted of bank and credit card charges, office expenses, legal and professional fee, travelling expenses, entertainment expenses, etc.

Our other general and administrative expenses increased by US$1,388,797 or 242.5%, from US$572,626 for the year ended August 31, 2024 to US$1,961,423 for the year ended August 31, 2025. Such increase was mainly attributable to the increase in professional fee such as audit, legal and consulting service expenses we incurred for being a publicly traded company in the United States during the year.

Our other general and administrative expenses decreased by US$500,739 or 46.7%, from US$1,073,365 for the year ended August 31, 2023 to US$572,626 for the year ended August 31, 2024. Such decrease was mainly attributable to (i) the decrease in our entertainment expenses by US$319,940 we incurred for the year ended August 31, 2024; and (ii) the decrease in our management fee paid to our related party by US$202,230 for the year ended August 31, 2024 as such service has been ceased for the year ended August 31, 2024.

We expect our general and administrative expenses, including, but not limited to, staff costs, to increase in the foreseeable future, as our business further grows. We expect our legal and professional fees for legal, audit, and advisory services will increase as we will incur the audit fee, legal fee and advisory fee for becoming a public company.

Other Income (Expense)

Other Income

Our other income includes other income received from the third parties and other income received from our related parties. Our other income received from the third parties primarily consists of bank interest income and government subsidies under anti-pandemic fund. Our other income received from our related parties mainly consists of manpower support income received from our replated parties, which we have provided our manpower resources for our related parties, and others.

Our total other income decreased by US$137,655 or 73.7%, from US$186,841 for the year ended August 31, 2024 to US$49,186 for the year ended August 31, 2025, which was mainly attributable to the decrease in manpower support income received from our related parties by US$133,678 for the year ended August 31, 2025.

Our total other income increased by US$52,439 or 39.0%, from US$134,402 for the year ended August 31, 2023 to US$186,841 for the year ended August 31, 2024, which was mainly attributable to the increase in manpower support income received from our related parties by US$40,867 for the year ended August 31, 2024.

Interest Expenses

Our interest expenses primarily comprised interest on bank borrowings, which amounted to US$228,514, US$182,098 and US$166,970 for the years ended August 31, 2025, 2024 and 2023, respectively.

Net (Loss) Income

As a result of the foregoing, we reported net loss of US$2,429,433 and US$1,085,777 for the years ended August 31, 2025 and 2023, respectively, and net income of US$1,319,697 for the year ended August 31, 2024.

Liquidity and Capital Resources

Our liquidity and working capital requirements mainly represent the payments for purchases of food ingredients and beverages, staff costs, property rentals and other operating expenses incurred for our business operations.

As of August 31, 2025 and 2024, we had a negative working capital of US$837,491 and US$2,397,652, respectively. We generated a negative cash flow from operating activities of US$1,267,366 for the year ended August 31, 2025 and a positive cash flow from operating activities of US$1,265,009 for the year ended August 31, 2024.

Going forward, we expect to fund our working capital and other capital requirements with a combination of various sources, including but not limited to, cash generated from our operations and other possible equity and debt financings as and when appropriate. In light of the above, we believe that we have sufficient funds to meet our operating and capital expenditure needs and obligations in the next 12 months from the date of this report, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows generated from our operations and the possible financings plans. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

We do not plan to pay any further dividends out of our retained earnings, as of the date of this annual report.

The following table sets forth a summary of our cash flows for the years ended August 31, 2025, 2024 and 2023:

	For the Years Ended August 31,
	2025	2024	2023
Net cash (used in) provided by operating activities	$(1,267,366)	$1,265,009	$(676,224)
Net cash used in investing activities	$(1,217,783)	(771,738)	(9,546)
Net cash provided by financing activities	$2,896,791	$2,257,192	$392,089
Net increase (decrease) in cash and cash equivalents	$411,642	$2,750,463	$(293,681)
Effect on exchange rate change on cash and cash equivalents	22,034	770	(8,990)
Cash and cash equivalents at the beginning of the year	$2,935,971	$184,738	$487,409
Cash and cash equivalents at the end of the year	$3,369,647	$2,935,971	$184,738

Operating Activities

Our cash flows generated from operating activities was principally generated from the receipts from our restaurant operations, while our cash used in operating activities was principally used for payments for purchases of food ingredients and beverages, staff costs, property rentals and other operating expenses incurred for our business operations.

Our net cash used in operating activities amounted to US$1,267,366 for the year ended August 31, 2025, mainly derived from (i) the net loss for the year of US$2,429,433; (ii) the increase in prepaid expenses, rental deposit and other receivables of US$218,778 as a result of the increase in the rental and utilities deposits placed for the additional lease for our new restaurant located in Kwun Tong; and (iii) the payment of our lease for our operations of US$710,058 for the year ended August 31, 2025, which was partially offset by (i) various non-cash items of US$1,534,258, such as depreciation on property and equipment, operating lease expenses, fair value change in short-term investment and loss on disposal of property and equipment; and (ii) the increase in accrued expenses and other payable of US$562,438 as a result of the increase in unpaid accrued rental expenses and other operating expenses as at August 31, 2025, as compared to August 31, 2024.

Our net cash provided by operating activities amounted to US$1,265,009 for the year ended August 31, 2024, mainly derived from (i) the net income for the year of US$1,319,697; and (ii) various non-cash items of US$1,378,889, such as depreciation on property and equipment and right-of-use assets, which was partially offset by (i) the decrease in accounts payable, accruals and other liabilities of US$546,671 as a result of the settlement; and (ii) the payment of our lease for our operations of US$862,357 for the year ended August 31, 2024.

Our net cash used in operating activities amounted to US$676,224 for the year ended August 31, 2023, mainly derived from (i) the net loss for the year of US$1,085,777; (ii) the decrease in accounts payable, accruals and other liabilities of US$287,995 as a result of the settlement; and (iii) the payment of our lease for our operations of US$853,861 for the year ended August 31, 2023, which was partially offset by (i) various non-cash items of US$1,214,721, such as depreciation on property and equipment and right-of-use assets; and (ii) the decrease in prepaid expenses, rental deposit and other receivables of US$253,310 as a result of the utilisation of the prepaid expenses.

Investing Activities

Our net cash used in investing activities was US$1,217,783 for the year ended August 31, 2025, mainly attributable to the purchases of property and equipment of US$908,185 and the short-term investment of US$309,598.

Our net cash used in investing activities was US$771,738 for the year ended August 31, 2024, mainly attributable to the purchases of property and equipment.

Our net cash used in investing activities was US$9,546 for the year ended August 31, 2023, mainly attributable to the purchases of property and equipment.

Financing Activities

Our net cash provided by financing activities was US$2,896,791 for the year ended August 31, 2025, mainly attributable to (i) the proceeds from bank borrowings of US$838,278; (ii) the advance from directors of US$5,206,311; and (iii) the net proceeds from shares issuance pursuant to initial public offering of US$5,156,433, which was partially offset by (i) the repayment of bank borrowings of US$1,154,036; (ii) the repayment to directors of US$5,525,415; and (iii) the payments of IPO cost of US$1,624,780 for the year ended August 31, 2025.

Our net cash provided by financing activities was US$2,257,192 for the year ended August 31, 2024, mainly attributable to (i) the proceeds from bank borrowings of US$1,587,584; (ii) the proceeds from shares allotments to our investors of US$750,000; and (iii) the advance from director of US$3,228,012, which was partially offset by the repayment to directors of US$2,954,585 for the year ended August 31, 2024.

Our net cash provided by financing activities was US$392,089 for the year ended August 31, 2023, mainly attributable to (i) the proceeds from bank borrowings of US$1,556,645; and (ii) the advance from directors of US$5,446,180, which was partially offset by (i) the repayment of bank borrowings of US$698,298; and (ii) the repayment to directors of US$5,912,438 for the year ended August 31, 2023.

Trend Information

We are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

The following table summarizes our contractual obligations as of August 31, 2025:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 3 years	More than 3 years
Bank borrowings	$3,324,750	$1,887,508	$816,009	$621,233
Future lease payments	1,455,159	885,875	569,284	-
	$4,779,909	$2,773,383	$1,385,293	$621,233

Capital Expenditures

For the year ended August 31, 2025, we purchased US$908,185 of property and equipment, mainly for use in our operations. For the year ended August 31, 2024, we purchased US$771,738 of property and equipment, mainly for use in our operations. For the year ended August 31, 2023, we purchased US$9,546 of property and equipment, mainly for use in our operations.

Subsequent to August 31, 2025 and as of the date of this annual report, we did not purchase any material property and equipment for operational use. We do not have any other material commitments to capital expenditures as of August 31, 2025 or as of the date of this annual report.

Inflation

Our Operating Subsidiaries are impacted by inflationary increases in wages, benefits and other costs. Hong Kong’s tight labor market and shortage of culinary talent poses a challenge for our Operating Subsidiaries struggling to hire and retain quality chefs and service staff. Offering competitive pay and work conditions in order to attract sufficient skilled labor is crucial but also difficult when trying to control costs. Staff retention requires ongoing effort and costs as well and labor issues have been persistent challenges. Besides, food and beverage costs, rent, utilities, and labor costs are all major expenses for restaurants which are continuously rising over the past years due to inflation. Inflation has caused (i) the costs of food and beverages to increase; (ii) wage rate to increase in an effort to preserve the wage satisfaction of our employees, and (iii) an erosion of our consumers’ purchasing power and disposable income prompting individuals to exercise fiscal constraint and to choose to dine out less often. Managing costs amid intense price competition is a key challenge. We must, therefore, strike a balance in managing our costs competitiveness while striving to maintain price, organize staffing levels and innovate to cater to consumer preferences. If inflation or other factors were to significantly increase our Operating Subsidiaries’ business costs, they may be unable to pass through price increases to their customers. If our Operating Subsidiaries are not able to pass increased wage and other costs resulting from inflation onto their clients, our profitability may decline. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed by our Operating Subsidiaries’ customers without resulting in any change to their visit frequencies or spending patterns.

Seasonality

The nature of our business does not appear to be affected by seasonal variations.

5.C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company – 4.B. Business Overview”.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events for the year ended August 31, 2025 that are reasonably likely to have a material and adverse effect on revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

5.E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. These accounting principles require us to make judgments, estimates and assumptions on the reported amounts of assets and liabilities at the end of each fiscal period, and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

Critical accounting policies

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, including revenue recognition, accounts receivable, and income taxes, of which the details are set out in our consolidated financial statements.

Recently Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

Critical accounting estimates

You should also consider the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Allowance for expected credit loss

We have adopted the loss rate methodology to estimate historical losses on accounts receivable. The Company has adopted the aging methodology to estimate the credit losses on accounts receivable. The historical data is adjusted to account for forecasted changes in the macroeconomic environment in order to calculate the current expected credit loss. We have also adopted a current lifetime expected credit losses methodology to measure impairments of other financial assets, which results in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. No credit loss on accounts receivable and other financial assets was made for the years ended August 31, 2025, 2024 and 2023.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers, directors and other key employee as of the date hereof:

Directors and Executive officers	Age	Position
Tak Shing, Lam	62	Chair of the Board and Director
Suk Yee, Kwan	57	Chief Executive Officer and Director
Wai Man, Ao	56	Chief Financial Officer
Lai Mong, Lim	57	Chief Operating Officer
Ho Wai Alan, Chung	47	Independent Director
Wai Ming, Yiu	44	Independent Director
Eddie Shing Cheuk, Kam	51	Independent Director
Ho Pan, Kwok	36	Independent Director
Sicheng, Liu	31	Independent Director

Tak Shing, Lam is our Director and the Chair of the Board. Mr. Lam has over 10 years of experience in the catering service industry. He is the co-founder of Happy City group of restaurants and companies, and served as the directors of our Operating Subsidiaries. He also currently serves as the CEO of Farm House Restaurant, a Michelin Star Cantonese fine dining restaurant, since 2012. Prior to that, Mr. Lam co-founded Superior Fastening Technology Group (former subsidiary of Superior Fastening Technology Ltd, which was listed on the Singapore Stock Exchange in 2003) and served as its chairman and CEO from 1988 to 2003. He is also currently the director of Superior Fastening (HK) Limited since November 2013, the director of Max Gold Limited since August 2012 and the director of Marvellous Tech Limited since October 2020. From January 2021 to June 2024, he was a director of Vincent International Limited. Mr. Lam received his Certificate in Basic Science for Electroplaters from Hong Kong Productivity Centre in 1983. He is the director of the Association of Restaurant Managers in Hong Kong.

Suk Yee, Kwan is our Chief Executive Officer and Director. Ms. Kwan has over 10 years of experience in the catering service industry. Together with Mr. Lam, Ms. Kwan’s spouse, Ms. Kwan co-founded the Happy City group of restaurants and companies. Ms. Kwan is currently serving as the directors of our Operating Subsidiaries. She also currently serves as the director of Farm House Restaurant, a Michelin Star Cantonese fine dining restaurant, since 2012. Prior to that, Ms. Kwan served as the executive director of Superior Fastening Technology Group (formerly subsidiary of Superior Fastening Technology Ltd, which was listed on the Singapore Stock Exchange in 2003) from 1990 to 2003. Ms. Kwan received her Hong Kong Certificate of Education Examination from Lok Sin Tong Wong Chung Ming Secondary School in 1985 and obtained a Diploma in Secretarial Studies from Hong Kong School of Commerce in 1989. She was awarded the Business Excellence Award by the Golden Bauhinia Women Entrepreneur Association in 2022 and the Greater Bay Area Outstanding Female Entrepreneur Award by the Hong Kong Small and Medium Enterprises Association in 2023.

Wai Man, Ao is our Chief Financial Officer. Ms. Ao has over 25 years of experience in accounting, finance and corporate management. From May 2019 to June 2025, she has served as accounting & financing manager of Hi-Speed Supply Chain Limited, where she managed cashflow, booking closing, year-end audit and tax. From March 2006 to January 2019, she served as finance manager of Superior Fastening (Hong Kong) Limited (formerly subsidiary of Superior Fastening Technology Ltd, which was listed on the Singapore Stock Exchange in 2003), where she managed the accounting and finance, taxation and audit. From June 2004 to March 2005, she worked as the accountant at Cara International Holding Limited. From January 2000 to April 2004, she worked as accounting and marketing manager of Billion Jade Limited. From 1998 to 2000, she worked as assistant to managing director at Classic Diamond Limited. Ms. Ao obtained her bachelor’s degree in accounting and finance from University of Greenwich British and her master’s degree in science finance and investment at University of Greenwich British. She is currently an associate member of CPA Australia, a member certified tax adviser at the Taxation Institute of Hong Kong.

Lai Mong, Lim is our Chief Operating Officer. Mr. Lim is a seasoned sales professional with over 20 years of experience in diverse industries. Since November 1, 2024, Mr. Lim has joined Happy City as part of Company’s plan to expand into the Southeast Asia region, in particular, Singapore, and he will be responsible for implementing the business strategies with his in-depth knowledge to the region. From 2020 to present, Mr. Lim has been serving as the sales director of X-One Pte. Ltd. From 2004 to 2019, he served as sales manager of Superior Fasteners (S) Pte. Ltd. (formerly subsidiary of Superior Fastening Technology Ltd, which was listed on the Singapore Stock Exchange in 2003), where he managed sales operations. Mr. Lim has also served as application engineer of AEM-Evertech Holdings Ltd. (now known as AEM Holdings Pte. Ltd.) from 1999 to 2003, production manager of Olivine Electronics Pte Ltd from 1994 to 1999 and worked as engineering assistant of Advanced Micro Devices, Inc. from 1990 to 1993. Mr. Lim holds a diploma in electrical engineering from Singapore Polytechnic.

Ho Wai Alan, Chung is our independent director and the chair of the nominating committee and the member of the audit committee and the compensation committee. Mr. Chung has over 15 years’ experience in the area of financial and securities advisory. Mr. Chung is currently the non-executive director of Japan Kvosei Group Company Limited (HKEX: 627) since July 2023, the executive director of CIS Securities Asset Management Limited since January 2021 and has been its responsible officer for Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities) and Type 9 (asset management) regulated activities since December 2018. From April 2012 to February 2015, Mr. Chung was the vice president of HPI Financial Group Limited. From July 2009 to April 2012, he was a wealth management manager at Hongkong and Shanghai Banking Corporation Limited. Mr. Chung was a financial consultant at AXA Wealth Management (Hong Kong) Limited from April 2006 to February 2009. Mr. Chung obtained a Bachelor of Arts in economics and statistics from the University of Western Ontario, Canada in April 2000.

Wai Ming, Yiu is our independent director and the chair of the compensation committee and the member of the audit committee and the nominating committee. Mr. Yiu has extensive experience in legal and commercial matters. Mr. Yiu is currently the independent director of PTL Limited (Nasdaq: PTLE), the Senior Executive of Liu & Co., a Hong Kong law firm since 2022, and served as Senior Executive of H.T.Ngan & Co., a Hong Kong law firm from 2019 to 2022. From 2018 to present, Mr. Yiu has been serving as the Principal Consultant of Anchor Business Solution, a business consultancy firm, in which Mr. Yiu provides resolutions to complex business issues, project management to corporate transactions, and advices to the senior management of the corporate clients. From 2013 to present, Mr. Yiu also has been serving as the Managing Director of Riches Enterprise Limited, a business consultancy firm. From 2011 to 2018, Mr. Yiu served as the General Manager of Jinlifeng Group Hong Kong Limited, managing its sales and marketing effort. From 2006 to 2011, Mr. Yiu served as the Business Account Manager of Hang Seng Bank Limited. Mr. Yiu received Bachelor of Business from Edith Cowan University in 2005.

Eddie Shing Cheuk, Kam is our independent director and the chair of the audit committee and the member of the nominating committee and the compensation committee. Mr. Kam has over 27 years of experience in auditing, professional accounting and worked for several Hong Kong listed companies of various industries and served senior roles in financial management and secretarial functions. Mr. Kam is currently a non-executive director of Pangaea Connectivity Technology Limited (HKEX: 1473); an independent non-executive director of Ever Harvest Group Holdings Limited (HKEX: 1549), Genes Tech Group Holdings Company Limited (HKEX: 8257), CityChamp Watch & Jewellery Group Limited (HKEX: 256) and Alpha Financial Group Limited. Mr. Kam has been the chief executive officer and executive director of Get Nice Holdings Limited (HKEX: 64) since June 2022. He holds a bachelor’s degree in accountancy and a master’s degree in corporate governance from the Hong Kong Polytechnic University. He is currently a fellow member of the Hong Kong Institute of Certified Public Accountants, a member of The Institute of Chartered Accountants in England and Wales, an associate member of The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom and Ireland.

Ho Pan, Kwok is our independent director and the member of the audit committee, nominating committee and the compensation committee. Mr. Kwok has been serving as an independent director of PS International Group Limited (Nasdaq: PSIG) since July 2025. He is also serving as a financial controller and compliance manager for Uzen Securities Limited since March 2025, where he managed daily financial operations and ensured adherence to stringent regulatory requirements from regulatory bodies like the Securities and Futures Commission of Hong Kong. He was also the accounting manager of House of Talent Limited, one of the subsidiaries of MasterBeef Group (Nasdaq: MB) from December 2022 to January 2025. Mr. Kwok began his career in various accounting firms including Moore (HK) CPA Limited, Baker Tilly Hong Kong, Linkers CPA Limited and CCT & Partners CPA Limited. Mr. Kwok received his bachelor’s degree from University of Hull in 2014 and the diploma from HKUSPACE Po Leung Kuk Community College in 2013.

Sicheng, Liu is our independent director and the member of the audit committee, nominating committee and the compensation committee. Mr. Liu is an accomplished human resource professional. From August 2018 to March 2020, Mr. Liu served as a Consultant at Hudson Global Resources in Hong Kong. From March 2020 to August 2020, Mr. Liu serves as the Human Resources and Administration Officer at Kaisa Group. From September 2020 to April 2024, he advanced as the Global Human Resources Business Partner at Valuable Capital Group, with the assignment to Saudi Arabia during 2023-2024. In June 2024, he joined Haitong International Securities as the Human Resources Business Partner Manager, responsible for talent management, strategic planning, and international HR operations. Mr. Liu obtained the Master of Arts in Chinese Culture from the Hong Kong University of Science and Technology in 2018 and the Bachelor of Arts in English from Hainan University in 2016.

Family Relationships

Mr. Tak Shing, Lam, our Chairman and Director, is the husband of Ms. Suk Yee, Kwan, our Director and Chief Executive Officer. Other than as disclosed, none of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Chinese Communist Party Affiliations

None of the members of our board or the boards of our consolidated foreign operating entities are officials of the Chinese Communist Party (“CCP”). None of the members of our board or the boards of our consolidated foreign operating entities are or were members of, or affiliated, with the CCP.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

6.B. Compensation

For the year ended August 31, 2025, the aggregate cash compensation and benefits that we paid to the executive officers and directors were approximately HK$5,385,300 (approximately US$690,760), as compensation to our directors and executive officers, as well as an aggregate of HK$18,000 (approximately US$2,309) as contributions by the Operating Subsidiary to the Mandatory Provident Fund (“MPF”), a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

For the fiscal year ended August 31, 2025, we did not have any non-executive directors and therefore have not paid any compensation to any non-executive directors.

Except our contribution to the MPF, we have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. We do not have any equity incentive plan in place as of the date of this annual report.

Compensation Recovery Policy

Our board of directors has adopted an executive compensation recovery policy (the “Compensation Recovery Policy” or “Clawback Policy”), providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Compensation Recovery Policy has been filed herewith as Exhibit 97.1.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our senior executive officers and/or directors.

Happy City entered into separate standard employment agreements with: (a) Ms. Suk Yee, Kwan, the Director and Chief Executive Officer, on November 1, 2024; (b) Mr. Tak Shing, Lam, the Director and the Chair of the Board, on November 11, 2024; (c) Mr. Lai Mong, Lim, the Chief Operating Officer, on November 1, 2024; and (d) Wai Man, Ao, respectively (collectively, the Directors and Officer Employment Agreements) (Ms. Kwan, Mr. Lam, Mr. Lim, and Ms. Ao are collectively referred as the Named Directors and Officers). The initial term of employment under the Directors and Officer Employment Agreements is for a term of one year unless terminated earlier. Upon expiration of the initial-year term, the Directors and Officer Employment Agreements shall be automatically extended for successive one-year terms unless a three-months prior written notice to terminate the Directors and Officer Employment Agreement or unless terminated earlier pursuant to the terms of the Directors and Officer Employment Agreements.

Pursuant to the Directors Employment Agreements, Ms. Suk Yee, Kwan will receive cash compensation of annual salary of HK$600,000 (approximately US$76,961) from Topwell Gold Limited, Happy City’s operating entity, and nil from Happy City; Mr. Tak Shing, Lam will receive cash compensation of annual salary HK$480,000 (approximately US$61,568) from Topwell Gold Limited, Happy City’s operating entity, and nil from Happy City; Mr. Lai Mong, Lim will receive cash compensation of annual salary of HK$240,000 (approximately US$30,784) from Happy City; and Ms. Wai Man, Ao will receive cash compensation of annual salary of HK$144,000 (approximately US$18,471) from Topwell Gold Limited, Happy City’s operating entity, and nil from Happy City.

During the year ended August 31, 2025, Mr. Lam has waived his cash compensation of annual salary HK$480,000 (approximately US$61,568).

Happy City is entitled to terminate their agreement for cause at any time without remuneration for certain acts of the Named Directors and Officers, as being convicted of any criminal conduct, any act of gross or willful misconduct, or any severe, willful, grossly negligent, or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. The Named Directors and Officers have agreed to hold, both during and after the terms of his or her agreement, in confidence and not to use for their benefit or the benefit of any third party, any trade secrets, other information of a confidential nature or non-public information of or relating to us in respect of which we owe a duty of confidentiality to a third party. In addition, each Named Directors and Officers has agreed not to, for a period of one year following the termination of his employment, carry on any business in direct competition with the business of the Happy City group of companies, solicit or seek or endeavor to entice away any customers, clients, representative, or agent of the Happy City group of companies or in the habit of dealing with the Happy City group of companies who is or shall at any time within two years prior to such cessation have been a customer, client, representative, or agent of the Happy City group of companies, and use a name including the words used by the Happy City group of companies in its name or in the name of any of its products, services or their derivative terms, or Chinese or English equivalent in such a way as to be capable of or likely to be confused with the name of the Happy City group of companies.

Except Mr. Lai Mong, Lim, the Named Directors and Officers will continue to receive cash compensation, in the form of salary from the Operating Subsidiaries. Other than as disclosed above, none of the Named Directors and Officers has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

None of the Named Directors and Officers is entitled to any pension, retirement or related benefit upon termination of his employment.

Agreements with independent directors

We entered into director offer letters with each of our independent directors which agreements set forth the terms and provisions of their engagement.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of August 31, 2025, 2024 and 2023, we had no outstanding equity awards.

6.C. Board Practices

Board of Directors

Our board of directors consists of 7 directors, comprising 2 executive directors and 5 independent directors. A director is not required to hold any shares in our Company to qualify to serve as a director.

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Committees of the Board of Directors

We established three committees under the board of directors: an Audit Committee, a Compensation Committee and a Nominating Committee. Even though we are exempted from corporate governance standards because we are a foreign private issuer, we have voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Ho Wai Alan, Chung, Mr. Wai Ming, Yiu, Mr. Ho Pan, Kwok, Mr. Sicheng, Liu and Mr. Eddie Shing Cheuk, Kam. Mr. Eddie Shing Cheuk, Kam is the chair of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Ho Wai Alan, Chung, Mr. Wai Ming, Yiu, Mr. Ho Pan, Kwok, Mr. Sicheng, Liu and Mr. Eddie Shing Cheuk, Kam. Mr. Wai Ming, Yiu is the chair of our compensation committee. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee. Our nominating committee consists of Mr. Ho Wai Alan, Chung, Mr. Wai Ming, Yiu, Mr. Ho Pan, Kwok, Mr. Sicheng, Liu and Mr. Eddie Shing Cheuk, Kam. Mr. Ho Wai Alan, Chung is the chair of our nominating committee. We have determined that Mr. Ho Wai Alan, Chung, Mr. Wai Ming, Yiu, and Mr. Eddie Shing Cheuk, Kam satisfy the “independence” requirements under Nasdaq Rule 5605. The nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under British Virgin Islands law, our directors owe fiduciary duties both at common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, our directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in comparable circumstances, taking into account, without limitation, the nature of the Company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes our Amended and Restated Memorandum and Articles of Association or the BVI Act. In fulfilling their duty of care to us, our directors must ensure compliance with our Amended and Restated Memorandum and Articles of Association. A shareholder may in certain limited exceptional circumstances have the right to seek damages if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Remuneration

The directors may receive such remuneration as our board of directors may determine from time to time. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Meetings of directors

Our business and affairs are managed by our board of directors, who will make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside the BVI as the directors determine to be necessary or desirable. A director must be given not less than 3 days’ notice of a meeting of directors. At any meeting of directors, a quorum will be present if not less than one half of the total number of directors is present, unless there are only 2 directors in which case the quorum is 2. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

6.D. Employees

Restaurant operations are typically very labor-intensive due to their service-oriented nature. As of August 31, 2025 and 2024, we had a total of 38 and 104 employees, respectively.

The following is a breakdown of our full-time and part-time employees as of August 31, 2025:

Function	Number of Full-Time Employees	Number of Part-Time Employees	Total Number of Employees
Restaurant managers	4	-	4
Kitchen staff	12	5	17
Waiter/Waitress	10	-	10
Operations	1	-	1
Finance, accounting and human resources	6	-	6
Total	33	5	38

All our employees are local workers and are not covered by collective bargaining agreements. We offer competitive salaries, discretionary performance-based bonuses and a defined contribution to an MPF scheme to each of our employees. We have complied with the statutory minimum wage requirement provided under the Minimum Wage Ordinance for the years ended August 31, 2025 and 2024.

6.E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this annual report by:

●	Each person who is known by us to beneficially own more than 5% our outstanding Class A Ordinary Shares and Class B Ordinary Shares;

●	Each of our Directors and named executive officers; and

●	All Directors and named executive officers as a group.

Percentage of beneficial ownership of each listed person is based on 7,212,000 Class A Ordinary Shares of no par value, and 12,000,000 Class B Ordinary Shares of no par value, issued and outstanding as of the date of this annual report.

Holders of Class A Ordinary Share will be entitled to one vote per share. Holders of Class B Ordinary Shares will be entitled to twenty (20) votes per share. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of either Class A Ordinary Shares or Class B Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities.

In computing the number of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Ordinary Shares and Class B Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Class A Ordinary Shares and Class B Ordinary Shares shown as beneficially owned by them.

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Voting Power(2)
	Number	%	Number	%	%
Directors, Director Nominees and Named Executive Officers:
Suk Yee, Kwan(1)	—	—	12,000,000	100%	97.08%
Tak Shing, Lam(1)	—	—	12,000,000	100%	97.08%
Wai Man, Ao	—	—
Lai Mong, Lim	—	—
Ho Wai Alan, Chung	—	—
Wai Ming, Yiu	—	—
Eddie Shing Cheuk, Kam	—	—
Ho Pan, Kwok	—	—
Sicheng, Liu	—	—
All Directors and Executive Officers as a Group	—	—	12,000,000	100%	97.08%

5% or Greater Shareholders:
Happy City Group Limited(1)	—	—	12,000,000	100%	97.08%
Yong, Li(3)	750,000	10.40%	—	—	0.3%
Sze Yuen, Wong(4)	750,000	10.40%	—	—	0.3%
Zibei, Li(5)	370,000	5.13%	—	—	0.15%
Wai Lam Well, Chan(6)	750,000	10.40%	—	—	0.3%
Hei Fai, Ng(7)	750,000	10.40%	—	—	0.3%
Po Chuen, Lam(8)	750,000	10.40%	—	—	0.3%
Lanmei, Huang(9)	750,000	10.40%	—	—	0.3%
Dan, Xu(10)	370,000	5.13%	—	—	0.3%
Runhong, Chen(11)	380,000	5.27%	—	—	0.15%

(1)	Happy City Group Limited is a company incorporated under the laws of the British Virgin Islands. The registered address for Happy City Group Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Happy City Group Limited is owned as to 51%, 12%, 25% and 12% by Jantin Investments Group Limited, Po Yuk, Yeung, Un Si, Hoi and Wai Bun, Mui, respectively. Suk Yee, Kwan and Tak Shing, Lam owns 70% and 30% equity interest in Jantin Investments Group Limited. Ms. Kwan is the spouse of Mr. Lam. By virtue of this relationship, Ms. Kwan and Mr. Lam share the voting and dispositive power of the Ordinary Shares of Happy City held by Happy City Group Limited, and Ms. Kwan and Mr. Lam are deemed as the beneficial owners of the Ordinary Shares held by Happy City Holdings Limited.

(2)	Percentage total voting power represents voting power with respect to all shares of our Class A Ordinary Shares and Class B Ordinary Shares, as a single class. Each holder of Class B Ordinary Shares shall be entitled to twenty (20) votes per Class B Ordinary Share and each holder of Class A Ordinary Shares shall be entitled to one (1) vote per Class A Ordinary Share on all matters submitted to our shareholders for a vote. The Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. The Class B Ordinary Share is convertible at any time by the holder into shares of Class A Ordinary Share on a share-for-share basis.

(3)	Yong, Li, an individual, holds voting and/or dispositive power over the Class A Ordinary Shares.

(4)	Sze Yuen, Wong, an individual, holds voting and/or dispositive power over the Class A Ordinary Shares.

(5)	Zibei, Li, an individual, holds voting and/or dispositive power over the Class A Ordinary Shares.

(6)	Wai Lam Well, Chan, an individual, holds voting and/or dispositive power over the Class A Ordinary Shares.

(7)	Hei Fai, Ng, an individual, holds voting and/or dispositive power over the Class A Ordinary Shares.

(8)	Po Chuen, Lam, an individual, holds voting and/or dispositive power over the Class A Ordinary Shares.

(9)	Lanmei, Huang, an individual, holds voting and/or dispositive power over the Class A Ordinary Shares.

(10)	Dan, Xu, an individual, holds voting and/or dispositive power over the Class A Ordinary Shares.

(11)	Runhong, Chen, an individual, holds voting and/or dispositive power over the Class A Ordinary Shares.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership.”

7.B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees-6.B. Compensation – Employment Agreements and Indemnification Agreements.”

Other Transactions with Related Parties

The related party balances were as follows:

	As of August 31,
	2025	2024
Amount due to a related party
Superior Fastening (HK) Limited (“SFHK”)	$512	$—

The amount due to a related party was unsecured, non-interest bearing and repayable on demand.

The Company transacted with SFHK, a related party to the Company which Mr. Tak Shing, Lam (Company’s Chairman and Director) is the director of SFHK. During the year ended August 31, 2025, the Company recognized licensing fee expenses of US$104,409. The amount due to SFHK as of August 31, 2025, were US$512 and are unsecured and interest-free.

	As of August 31,
	2025	2024
Amounts due to directors
Tak Shing, Lam	$32,274	$357,584
Suk Yee, Kwan	5,821	—
	38,095	357,584

The amount due to directors were unsecured, non-interest bearing and repayable on demand.

During the year ended August 31, 2025, the Company recognized daily operating expenses paid on behalf of the Operating Subsidiaries by Mr. Tak Shing, Lam. The balances due to Mr. Lam as of August 31, 2025, were US$ 32,274, which are unsecured and interest-free.

During the year ended August 31, 2025, the Company recognized accrued payroll expenses due to Suk Yee, Kwan (Company’s director and Chief Executive Officer). The balances due to Ms. Kwan as of August 31, 2025, were US$ 5,821 and are unsecured and interest-free.

The related party transactions were as follows:

			For the years ended August 31,
Name	Relationship	Nature	2025	2024	2023
Vincent International Limited	Mr. Lam, was also the director of the related company	Office support income	$—	$—	$(42,050)
		Manpower support income	—	(31,055)	—
Marvellous Tech Limited	Mr. Lam, was also the director of the related company	Manpower support income	—	(102,623)	(50,761)
		Total	—	(133,678)	(92,811)

Max Gold Limited	Mr. Lam, was also the director of the related company	Management fee expense/paid	—	—	202,230
Superior Fastening (HK) Limited	Mr. Lam, was also the director of the related company	Licensing fee expense/paid	129,807	46,052	44,944
		Total	$129,807	$46,052	$44,944

7.C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal Proceedings

As of the date of this annual report, we and our subsidiaries had not been involved in any legal proceedings, investigations, claims nor had we been aware of any pending or threatened litigation, arbitration or other claims which would have a material adverse impact on the operations, financial position and reputation of us.

Dividend Policy

Happy City, our BVI holding company, since its incorporation, has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, nor have any dividends or distributions been made by our subsidiaries to the BVI holding company. Furthermore, no payments of any kind (including transfers, capital contributions and loans) have been made between Happy City and its subsidiaries, or by its subsidiaries to Happy City. As of the date of this annual report, for the years ended August 31, 2025 and 2024, our Operating Subsidiaries have not declared any dividends to its then shareholders, before the incorporation of Happy City.

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do currently have no plan to declare or pay any dividends in the near future on our shares.
Subject to the BVI Act and our Amended and Restated Memorandum and Articles of Association, our board of directors may, by resolution of directors, authorize and declare a dividend to Happy City’s shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately after the distribution (a) we will be able to pay our debts as they fall due; and (b) the value of our assets exceeds our liabilities.

As we are a holding company, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to the shareholders will depend on, among other things, the availability of dividends from our Operating Subsidiaries. According to the BVI Act, a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. There is no further British Virgin Islands statutory restriction on the amount of funds which may be distributed by us by dividend. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “HCHL.”

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “HCHL.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

We incorporate by reference into this annual report the description of our Amended And Restated Memorandum and Articles Of Association, as currently in effect and filed as Exhibit 1.1 to this annual report, and the description of our securities filed as Exhibit 2.1 to this annual report.

10.C. Material contracts

On November 20, 2025, Million Great International Limited, one of the operating entity of the Happy City, has entered the Offer Letter with Yue Tung Ching Kee Company Limited to renew the lease of the restaurant located at 6/F, Chong Hing Square, 601 Nathan Road, Mong Kok, for a term of tenancy of three years commencing from December 15, 2025 to December 14, 2028. The new rent term is HK$220,000 (approximately US$28,218), plus Management and Air Conditioning Charges (which is HK$79,850, approximately US$10,242), payable by the Company’s operating entity.

Other than those described above and in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

Hong Kong Exchange Controls

There is currently no restriction or limitation under the laws of Hong Kong on the conversion of Hong Kong dollars into foreign currencies and the transfer of currencies out of Hong Kong. The foreign currency regulations of Mainland China do not currently have any material impact on the transfer of cash between our Company and our Hong Kong subsidiaries. However, the PRC government may impose controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, there is a possibility that certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiaries in the future, and the PRC government may prevent our cash maintained in Hong Kong from leaving or restrict the deployment of the cash into our business or for the payment of dividends in the future.

See “Item 3.D. Risk Factors- Risks Related to our Corporate Structure- We rely on dividends and other distributions of equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiaries by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.” for more information. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that this policy will not be changed in the future. See “Item 3.D. Risk Factors - Risks Relating to Doing Business in Hong Kong - Because our business is conducted in Hong Kong dollars and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.”

British Virgin Islands Exchange Controls

There are no exchange controls restrictions on payment of dividends, interest or other payments to the holders of our Ordinary Shares or on the conduct of our operations in the BVI, where we were incorporated. There are no BVI laws that impose any exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our ordinary shares. BVI law and our articles of association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote our Ordinary Shares.

10.E. Taxation

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our Class A Ordinary Shares by a U.S. holder (as defined below) that holds our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, banks or other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting shares, holders who will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our Class A Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Class A Ordinary Shares.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

The discussion below under “Dividends” and “Sale or Other Disposition of Ordinary Shares” is written on the basis that we will not be or become a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A Ordinary Shares. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our Class A Ordinary Shares. Dividends received on the Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our Class A Ordinary Shares. In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on Class A Ordinary Shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Ordinary Shares

Subject to the Passive Foreign Investment Company (PFIC) rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be treated as a capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code (“IRC”), for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raised in the IPO will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our securities from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in the IPO) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for any future taxable years. Notwithstanding the cash we raised in the IPO, together with other assets held for the production of passive income, it is believed, for our current taxable year, we are not a PFIC. We will continue to make this determination following each tax year. However, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our securities and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our securities and the amount of cash we have utilized from the past IPO. Accordingly, fluctuations in the market price of our securities may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spent the cash we raised in the IPO. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raised in the IPO) that may not have been within our control. If we are a PFIC for any year during which you hold our securities, we will continue to be treated as a PFIC for all succeeding years during which you hold our securities. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you will continue to be treated as a PFIC, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to our securities.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income,

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year, and

●	An additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Class A Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of your taxable year over your adjusted basis in such Class A Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Class A Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Class A Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the IRC Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under IRC Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

Hong Kong Taxation

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as our Ordinary Shares. Generally, gains arising from disposal of the Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in Hong Kong. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses. In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their Ordinary Shares or with respect to the receipt of dividends on their Ordinary Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Class A Ordinary Shares exists between Hong Kong and the United States.

Stamp duty

Hong Kong stamp duty is generally payable on the transfer of “Hong Kong stocks”. The term “stocks” refers to shares in companies incorporated in Hong Kong, as widely defined under the Stamp Duty Ordinance (Cap. 117 of the laws of Hong Kong), or SDO, and includes shares. However, our Ordinary Shares are not considered “Hong Kong stocks” under the SDO since the transfer of the Ordinary Shares are not required to be registered in Hong Kong given that the books for the transfer of Ordinary Shares are located in the United States. The transfer of Ordinary Shares is therefore not subject to stamp duty in Hong Kong. If Hong Kong stamp duty applies, both the purchaser and the seller are liable for the stamp duty charged on each of the sold note and bought note at the ad valorem rate of 0.1% on the higher of the consideration stated on the contract notes or the fair market value of the shares transferred. In addition, a fixed duty, currently of HK$5.00, is payable on an instrument of transfer.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of Class A Ordinary Shares whose death occurs on or after February 11, 2006.

BVI Taxation

The following is a discussion on certain British Virgin Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under British Virgin Islands law.

Payments of dividends and capital in respect of our securities will not be subject to taxation in the British Virgin Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to British Virgin Islands income or corporation tax.

The British Virgin Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the British Virgin Islands except to the extent that we have any interest in real property in the BVI, all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from the payment of stamp duty in the BVI. There are no exchange control regulations or currency restrictions in the British Virgin Islands. Under the laws of the British Virgin Islands, no stamp duty is payable in the British Virgin Islands on the issue of shares by, or any transfers of shares of, British Virgin Islands companies (except those which hold interests in land in the British Virgin Islands).

There are currently no withholding taxes or exchange control regulations in the BVI applicable to our Company.

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Credit risk

Our assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances, and accounts receivable, net, other receivable and refundable rental deposit. Concentration of credit risk with respect to accounts receivable, net is limited due to the short repayment period.

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where our Hong Kong subsidiaries are located.

The bank balances that are denominated in foreign currencies of the relevant group entities (whose functional currency is HK$) are set out as below:

	As of August 31,
	2025	2024

Denominated in US$	$3,194,367	$750,251
Denominated in Renminbi (“RMB”)	60	—

Interest rate risk

We are exposed to cash flow interest rate risk through changes in interest rates related mainly to our bank borrowings and bank balances. We currently do not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. Our directors monitor our exposures on an ongoing basis and will consider hedging the interest rate should the need arise.

Foreign currency risk

As Hong Kong dollar is pegged to U.S. dollar, we do not expect any significant foreign currency exposure arising from the fluctuation of the US$/HK$ and HK$/US$ exchange rates. As a result, the management considers that the sensitivity of our exposure towards the change in foreign exchange rates between US$/HK$ and HK$/US$ is minimal.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Typically, we ensure that we have sufficient cash on demand to meet expected operational expenses for a period of twelve months, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Market and geographic risk

Our major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence our business, financial condition, and results of operations.

Concentrations of risk

Credit risk concentration

We considered the concentration of credit risk of trade receivables is minimal as no individual customer contributed over 10% of total trade receivables as of August 31, 2025 and 2024.

Customers concentrations

We considered the concentration of credit risk of major customer is minimal as no individual customer contributed over 10% of total revenue for the years ended August 31, 2025, 2024 and 2023.

Trade payables concentrations

The following table sets forth information as to each supplier that accounted for top 10% of our trade payables as of August 31, 2025 and 2024.

	As of August 31, 2025		As of August 31, 2024
Trade payables	Amount $	%	Amount $	%
A	33,617	12.35%	31,036	11.64%
B	32,795	12.05%	38,607	14.48%
D	31,890	11.72%	37,478	14.05%
E	27,996	10.29%	30,116	11.29%

Suppliers concentrations

The following table sets forth information as to each supplier that accounted for top 10% of the Group’s purchase for the years ended August 31, 2025, 2024 and 2023.

	For the year ended August 31, 2025		For the year ended August 31, 2024		For the year ended August 31, 2023
Suppliers	Amount $	%	Amount $	%	Amount $	%
A	230,622	10.4%	337,813	17.1%	*	*
B	*	*	238,153	12.1%	256,665	12.5%
C	*	*	*	*	252,803	12.3%

*	The corresponding purchase did not contribute 10% or more of the total purchase of the Group for the relevant year.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. - 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-285856) (the “F-1 Registration Statement”), in relation to our initial public offering of 1,212,000 Class A Ordinary Shares at an offering price of US$5.00 per share, including the partial exercise of the underwriters’ over-allotment option. Our initial public offering closed on June 25, 2025. Dominari Securities LLC acted as the representatives of the underwriters (the “Representative”) for our initial public offering. On July 7, 2025, the Representative exercised the over-allotment option partially to purchase an additional 112,000 Class A Ordinary Shares, at a price of US$5.00 per share.

The total expenses incurred for our company’s account in connection with our initial public offering were approximately $2.0 million, including underwriting discounts of $424,200, underwriters’ non-accountable expense of $60,600, and other expenses of approximately $1.6 million. None of the fees and expenses were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

After deducting the total expenses, we received net proceeds of approximately $4.0 million from our initial public offering, including the exercise of the over-allotment option.

As of the date of this annual report, we used approximately US$0.6 million and US$2.0 million of the net proceeds received from our initial public offering for our business expansion in Hong Kong and Southeast Asia region and working capital and other general corporate purposes, respectively. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of August 31, 2025, our disclosure controls and procedures were ineffective. In connection with the audits of our consolidated financial statements for the years ended August 31, 2025, 2024 and 2023, we identified material weaknesses in our internal control over financial reporting as well as other disclosure control deficiencies for the above-mentioned periods. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to: (1) our lack of financial reporting and accounting personnel with understanding of U.S. GAAP to address complex U.S. GAAP technical issues, related disclosures in accordance with U.S. GAAP; (2) our lack of internal audit function to establish formal risk assessment process and internal control framework; (3) IT deficiencies, including lack of formal IT policies and procedures, risk and vulnerability assessments, recovery management, change management and system security.

To remediate our identified material weaknesses, we have implemented and will continue to implement measures to improve our internal control over financial reporting, including (i) engaging qualified and experienced financial and accounting advisory team and relevant staff with working experience in U.S. GAAP and SEC reporting requirements to strengthen our financial reporting function and establishing a comprehensive policy and procedure manual; (ii) hiring independent directors, establishing an audit committee and strengthening corporate governance; (iii) our CFO will receive additional training in U.S. GAAP through self-study and webinar courses and begin to periodically review major accounting literature updates; and (iv) we will conduct regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to our Business and Operation - Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results which may affect the market for and price of the Class A Ordinary Shares.”

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

(b) Management’s Annual Report on Internal Control over Financial Reporting Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c) Attestation report of the registered public accounting firm

Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

(d) Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Mr. Ho Wai Alan, Chung, Mr. Wai Ming, Yiu, Mr. Ho Pan, Kwok, Mr. Sicheng, Liu and Mr. Eddie Shing Cheuk, Kam. Mr. Eddie Shing Cheuk, Kam is the chair of our audit committee.

Mr. Ho Wai Alan, Chung, Mr. Wai Ming, Yiu, Mr. Ho Pan, Kwok, Mr. Sicheng, Liu and Mr. Eddie Shing Cheuk, Kam each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Eddie Shing Cheuk, Kam qualifies as an “audit committee financial expert.”

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by AOGB CPA Limited, our independent registered public accounting firm, for the periods indicated.

	Year Ended August 31,
Services	2023	2024	2025
	US$	US$	US$
Audit Fees – AOGB CPA Limited(1)	-	127,500	112,500
Audit-related fees(2)	-	-	-
All other fees(3)	-	-	-
Total	-	127,500	112,500

Note

(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

(2)	Audit-related fees include the aggregate fees billed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported as audit fees.

(3)	All other fees refer to the fees not covered in (1) and (2) above.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for the minimum services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Our Company is considered a “foreign private issuer” under U.S. securities laws and Nasdaq listing rules. Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as our Company, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, to the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Our Ordinary Shares - As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.”

The “controlled company” exception to Nasdaq’s rules provides that a company of which more than 50% of the voting power is held by an individual, group or another company, a “controlled company” need not comply with certain requirements of Nasdaq’s corporate governance rules. As of the date of this annual report, Mr. Suk Yee, Kwan (our Director and the Chair of the Board) and her spouse, Mr. Tak Shing, Lam (our Director and the Chair of the Board) beneficially own the majority of the voting power of our outstanding Ordinary Shares. Accordingly, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under Nasdaq rules, a “controlled company” may elect not to comply with certain Nasdaq corporate governance requirements.

As a “controlled company,” we may elect not to comply with certain corporate governance standards, including that a majority of our board of directors consist of independent directors. For so long as we qualify as a controlled company, we may take advantage of these exemptions. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.

In the event that we cease to be a “foreign private issuer” under the rules of Nasdaq and cease to be a “controlled company” and our Class A Ordinary Shares continue to be listed on Nasdaq, the Company’s Board of Directors will take all action necessary to comply with the corporate governance rules of Nasdaq, including but not limited to, establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Notwithstanding the Company’s status as a foreign private issuer or a controlled company, the Company will remain subject to the corporate governance standard of Nasdaq that requires the Company to have an audit committee with at least three independent directors as well as composed entirely of independent directors. For purposes of the audit committee composition requirements, we must have at least one independent director on our audit committee at the time of listing, at least two independent directors within 90 days of listing and at least three independent directors within one year of listing, where at least one of the independent directors qualifies as an audit committee financial expert under SEC rules and as a financially sophisticated audit committee member under the Nasdaq rule.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies

We have an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and consultants of our Company (each, an “Affiliate”) and extends to all activities within and outside an individual’s duties at our Company.

A copy of the insider trading policies is attached as an exhibit to this annual report.

Item 16K. Cybersecurity

The Company currently has an informal cybersecurity policy. As of the date of this annual report, our board of directors has oversight responsibility for the Company’s overall risk management, including cybersecurity risk. The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and report material cybersecurity incidents to the board of directors. The Company relies on certain third parties for the provision of its cloud infrastructure but does not currently engage any assessors, consultants, auditors, or other third parties in connection with any processes for assessing, identifying, and managing material risks from cybersecurity threats, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. As of the date of this annual report, there have been no cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-285856), as amended, initially filed with the U.S. Securities and Exchange Commission on March 17, 2025).
2.1*	Description of Securities
4.1	Employment Agreement between the Registrant and Tak Shing, Lam, Registrant’s director and Chair of the Board, dated November 11, 2024 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-285856), as amended, initially filed with the U.S. Securities and Exchange Commission on March 17, 2025).
4.2	Employment Agreement between the Registrant and Suk Yee, Kwan, Registrant’s director and Chief Executive Officer, dated November 1, 2024 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-285856), as amended, initially filed with the U.S. Securities and Exchange Commission on March 17, 2025).
4.3	Employment Agreement between the Registrant and Wai Man, Ao, Registrant’s Chief Financial Officer, dated November 1, 2024 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-285856), as amended, initially filed with the U.S. Securities and Exchange Commission on March 17, 2025).
4.4	Employment Agreement between the Registrant and Lai Mong, Lim, Registrant’s Chief Operating Officer, dated November 1, 2024 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-285856), as amended, initially filed with the U.S. Securities and Exchange Commission on March 17, 2025).
4.5	Lease Agreement for 10th Floor, One Pacific Centre, No.414 Kwun Tong Road, Kowloon, Hong Kong (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-285856), as amended, initially filed with the U.S. Securities and Exchange Commission on March 17, 2025).
4.6	Lease Agreement for Shop 1010, 1/F, OP Mall, 100 Tai Ho Road, Tsuen Wan, New Territories Hong Kong (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-285856), as amended, initially filed with the U.S. Securities and Exchange Commission on March 17, 2025).
4.7	Lease Agreement for 6/F, Chong Hing Square, 601 Nathan Road, Mong Kok, Hong Kong (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-285856), as amended, initially filed with the U.S. Securities and Exchange Commission on March 17, 2025).
4.8	English Translation of License Agreement for the license to use Flat B, 6/F, Block 2, Golden Dragon Industrial Centre, 162-170 Tai Lin Pai Road, Kwai Chung, Hong Kong, between Super Superior Fastening (HK) Limited and the Operating Subsidiaries (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-285856), as amended, initially filed with the U.S. Securities and Exchange Commission on March 17, 2025).
4.9	Form of Independent Director Offer Letter (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-285856), as amended, initially filed with the U.S. Securities and Exchange Commission on March 17, 2025).
4.10	English Translation of Form of the Management Agreement between Max Gold Limited and the Operating Subsidiaries (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-285856), as amended, initially filed with the U.S. Securities and Exchange Commission on March 17, 2025).

Exhibit Number	Description
4.11	English Translation of the Form of Manpower Agreement between Vincent International Limited and the Operating Subsidiaries (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-285856), as amended, initially filed with the U.S. Securities and Exchange Commission on March 17, 2025).
4.12	English Translation of the Form of Management Agreement between MARVELLOUS TECH LIMITED and the Operating Subsidiaries (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333 English Translation of the Form of Management Agreement between MARVELLOUS TECH LIMITED and the Operating Subsidiaries (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-285856), as amended, initially filed with the U.S. Securities and Exchange Commission on March 17, 2025).
4.13	Offer Letter to Landlord to renew the lease for 6/F, Chong Hing Square, 601 Nathan Road, Mong Kok, Hong Kong, dated November 20, 2025.
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-285856), as amended, initially filed with the U.S. Securities and Exchange Commission on March 17, 2025)
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 14.1 to the registration statement on Form F-1 (File No. 333-285856), as amended, initially filed with the U.S. Securities and Exchange Commission on March 17, 2025).
11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 14.3 to the registration statement on Form F-1 (File No. 333-285856), as amended, initially filed with the U.S. Securities and Exchange Commission on March 17, 2025).
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Executive Compensation Recovery Policy (incorporated herein by reference to Exhibit 14.2 to the registration statement on Form F-1 (File No. 333-285856), as amended, initially filed with the U.S. Securities and Exchange Commission on March 17, 2025).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herein

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Happy City Holdings Limited

/s/ Suk Yee, Kwan
Name:	Suk Yee, Kwan
Title:	Chief Executive Officer and Director

Date: January 14, 2026

HAPPY CITY HOLDINGS LIMITED
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Happy City Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Happy City Holdings Limited (the “Company”) and its subsidiaries (together the “Group”) as of August 31, 2025 and 2024, the related consolidated statements of operations and other comprehensive (loss) income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended August 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of August 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2025, in conformity with the accounting principles generally accepted in the United States of America.

Substantial Doubt about the Group’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Group’s significant operating losses and significant cash outflows from operating and investing activities, and net current liabilities financial position, and needs to raise additional funds to meet its obligations and sustain its operations, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3 of the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

The consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ AOGB CPA Limited

Hong Kong, Hong Kong
January 14, 2026

We have served as the Group’s auditor since 2024.

AOGB CPA Limited, Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong

Tel: 2152-2238, Website: www.aogb.com

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in U.S. dollars, except for number of shares)

	As of August 31,
	2025	2024
ASSETS
Current assets
Cash and cash equivalents	$3,369,647	$2,935,971
Accounts receivable, net	31,731	35,395
Prepaid expenses, rental deposit and other receivables	401,490	125,531
Short-term investment	316,689	—
Inventories, net	35,179	38,135
Total current assets	4,154,736	3,135,032

Non-current assets
Property and equipment, net	2,080,011	1,858,613
Right-of-use assets – operating lease, net	1,024,769	1,226,033
Deferred tax asset	296,275	232,762
Long-term rental and utility deposits and other deposits	462,864	520,045
Total non-current assets	3,863,919	3,837,453
TOTAL ASSETS	$8,018,655	$6,972,485

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Bank borrowings	$3,159,319	$3,477,875
Accounts payable	272,173	266,661
Accrued expenses and other payables	672,456	589,383
Tax payable	18,375	503
Amounts due to directors	38,095	357,584
Amount due to a related party	512	—
Operating lease liabilities – current	831,297	840,678
Total current liabilities	4,992,227	5,532,684

Non-current liabilities
Deferred tax liabilities	255,892	228,688
Operating lease liabilities – non-current	564,039	609,141
Total non-current liabilities	819,931	837,829
TOTAL LIABILITIES	$5,812,158	$6,370,513

Commitments and contingencies (Note 25)

Stockholders’ equity
Class A Ordinary Shares
(No par value per share; unlimited number of shares authorized; 7,212,000 and 6,000,000 shares issued and outstanding as of August 31, 2025 and August 31, 2024, respectively)*	$750,000	$750,000
Class B Ordinary Shares
(No par value per share; unlimited number of shares authorized; 12,000,000 and 12,000,000 shares issued and outstanding as of August 31, 2025 and August 31, 2024, respectively)*	1	1
Additional paid-in capital	4,011,020	—
Accumulated deficit	(2,574,523)	(145,090)
Accumulated other comprehensive income (loss)	19,999	(2,939)
Total stockholders’ equity	2,206,497	601,972
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$8,018,655	$6,972,485

*	Retroactively restated for effect of share recapitalization (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
(Amounts in U.S. dollars, except for number of shares)

	For the years ended August 31,
	2025	2024	2023
Revenues	$6,799,732	$8,295,084	$6,754,350
Cost of revenues	(5,942,780)	(6,033,172)	(5,984,430)
Gross profit	856,952	2,261,912	769,920

Operating expenses:
Selling and marketing expenses	(158,721)	(149,571)	(463,796)
Employee compensation and benefits	(1,011,044)	(228,679)	(224,574)
Other general and administrative expenses – third parties	(1,831,616)	(526,574)	(826,191)
Other general and administrative expenses – related parties	(129,807)	(46,052)	(247,174)
Total operating expenses	(3,131,188)	(950,876)	(1,761,735)

(Loss) income from operations	(2,274,236)	1,311,036	(991,815)

Other (expense) income:
Other income – third parties	49,186	53,163	41,591
Other income – related parties	—	133,678	92,811
Interest expenses	(228,514)	(182,098)	(166,970)
Total other (expense) income, net	(179,328)	4,743	(32,568)

(Loss) income before income taxes	(2,453,564)	1,315,779	(1,024,383)

Income tax benefit (expense)	24,131	3,918	(61,394)

Net (loss) income	$(2,429,433)	$1,319,697	$(1,085,777)
Foreign currency translation adjustment	22,938	(4,851)	676
Total comprehensive (loss) income	$(2,406,495)	$1,314,846	$(1,085,101)

Net (loss) income attributable to ordinary stockholders	(2,429,433)	1,319,697	(1,085,777)
(Loss) earnings per share
Class A Ordinary Shares – Basic and diluted*	(0.13)	0.07	N/A
Class B Ordinary Shares – Basic and diluted*	(0.13)	0.07	(0.09)
Weighted average number of ordinary shares
Class A Ordinary Shares – Basic and diluted*	6,220,888	6,000,000	N/A
Class B Ordinary Shares – Basic and diluted*	12,000,000	12,000,000	12,000,000

*	Retroactively restated for effect of share recapitalization (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(Amounts in U.S. dollars, except for number of shares)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional		Accumulated other	Total stockholders’
	No. of shares*	Amount	No. of shares*	Amount	paid-up capital	Accumulated deficit	comprehensive income (loss)	(deficit) equity
Balance, September 1, 2022	—	$—	12,000,000	$1	$—	$(379,010)	$1,236	$(377,773)
Net loss	—	—	—	—	—	(1,085,777)	—	(1,085,777)
Foreign currency translation adjustment	—	—	—	—	—	—	676	676
Balance, August 31, 2023	—	$—	12,000,000	$1	$—	$(1,464,787)	$1,912	$(1,462,874)
Net income	—	—	—	—	—	1,319,697	—	1,319,697
Issuance of ordinary shares	6,000,000	750,000	—	—	—	—	—	750,000
Foreign currency translation adjustment	—	—	—	—	—	—	(4,851)	(4,851)
Balance, August 31, 2024	6,000,000	$750,000	12,000,000	$1	$—	$(145,090)	$(2,939)	$601,972
Net loss	—		—	—	—	(2,429,433)	—	(2,429,433)
Issuance of ordinary shares pursuant to IPO, net of offering cost	1,212,000	—	—	—	4,011,020	—	—	4,011,020
Foreign currency translation adjustment	—	—	—	—	—	—	22,938	22,938
Balance, August 31, 2025	7,212,000	$750,000	12,000,000	$1	$4,011,020	$(2,574,523)	$19,999	$2,206,497

*	Retroactively restated for effect of share recapitalization (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in U.S. dollars, except for number of shares)

	For the years ended August 31,
	2025	2024	2023
Cash flows from operating activities
Net (loss) income	$(2,429,433)	$1,319,697	$(1,085,777)
Adjustment to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation on property and equipment	607,314	574,539	411,014
Operating lease expenses	856,839	804,350	803,707
Fair value change in short-term investment	(7,091)	—	—
Loss on disposal of property and equipment	77,196	—	—
Change in operating assets and liabilities:
Accounts receivable, net	3,664	(8,204)	14,882
Prepaid expenses, rental deposit and other receivables	(218,778)	7,629	253,310
Inventories, net	2,956	(3,213)	10,464
Accounts payable	5,512	45,720	66,878
Accrued expenses and other payable	562,438	(592,391)	(354,873)
Amount due to related party	512	—	—
Tax payable	(18,437)	(20,761)	58,032
Operating lease liabilities	(710,058)	(862,357)	(853,861)
Net cash (used in) provided by operating activities	(1,267,366)	1,265,009	(676,224)

Cash flows from investing activities
Purchases of property and equipment	(908,185)	(771,738)	(9,546)
Purchases of short-term investment	(309,598)	—	—
Net cash used in investing activities	(1,217,783)	(771,738)	(9,546)

Cash flows from financing activities
Proceeds from bank borrowings	838,278	1,587,584	1,556,645
Repayment of bank borrowings	(1,154,036)	(353,819)	(698,298)
Advances from directors	5,206,311	3,228,012	5,446,180
Repayments to directors	(5,525,415)	(2,954,585)	(5,912,438)
Net proceed from share issuance of initial public offering (“IPO”)	5,156,433	—	—
Proceeds from shares allotments	—	750,000	—
Payment of IPO cost	(1,624,780)	—	—
Net cash provided by financing activities	2,896,791	2,257,192	392,089

Net change in cash and cash equivalents	411,642	2,750,463	(293,681)
Effect on exchange rate change on cash and cash equivalents	22,034	770	(8,990)
Cash and cash equivalents at the beginning of the year	2,935,971	184,738	487,409
Cash and cash equivalents at the end of the year	$3,369,647	$2,935,971	$184,738

Supplemental cash flow information
Cash received for interest income	$18,498	$2,002	$1,459
Cash paid for interest expense	$107,058	$113,580	$58,270
Cash received for income taxes	$5,667	$—	$—

Supplemental disclosures of non-cash investing and financing activities
Purchases of leasehold improvements, property and equipment	$—	$144,021	$625,183
Right-of-use assets obtained in exchange of new operating lease liabilities	$138,827	$253,375	$—

The accompanying notes are an integral part of these consolidated financial statements.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Organization

Happy City Holdings Limited (the “Company”) is a limited liability company established under the laws of the British Virgin Islands on July 4, 2024. It is a holding company with no business operation.

The Company owns 100% equity interest of (i) A-One President Limited, a limited liability company established in Hong Kong on January 24, 2020; (ii) Topwell Gold Limited, a limited liability company established in Hong Kong on October 18, 2019; (iii) Million Great International Limited, a limited liability company established in Hong Kong on June 18, 2021 and (iv) Happy City Ventures Pte. Ltd., a private company limited by shares established in Singapore on August 29, 2024. The Company has acquired 100% shareholdings of two new subsidiaries incorporated in Hong Kong: (1) East Harmony Limited is acquired from an independent third party at a consideration of $0.13 (equivalent to HK$1) on October 25, 2024. (2) Asia Virtue Limited is acquired from Ms. Kwan Shuk Yee, a director of the Company, at a consideration of $0.13 (equivalent to HK$1) on November 11, 2024.

The Company and its subsidiaries (collectively, the “Group”) operates established hotpot restaurants in Hong Kong.

Reorganization

A reorganization of the legal structure of the Group (the “Reorganization”) was completed on July 24, 2024. Prior to the Reorganization, A-One President Limited, Topwell Gold Limited and Million Great International Limited, the operating subsidiaries of the Group, were wholly owned and controlled by Happy City Group Limited, which was controlled by Jantin Investments Group Limited that was beneficially owned and controlled by Mr. Lam Tak Shing and Ms. Kwan Shuk Yee. As part of the Reorganization, the Company was incorporated under the laws of the British Virgin Islands on July 4, 2024 as a wholly owned subsidiary of Happy City Group Limited. On July 24, 2024, Happy City Group Limited transferred all of its ordinary shares in A-One President Limited, Topwell Gold Limited and Million Great International Limited to the Company. Consequently, the Company became the holding company of A-One President Limited, Topwell Gold Limited and Million Great International Limited on July 24, 2024. On August 29, 2024, Happy City Ventures Pte. Ltd. was incorporated in Singapore as a wholly owned subsidiary of the Company. The Company and its subsidiaries resulting from Reorganization has always been under the common control of the same controlling stockholders before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

On August 14, 2024, the Company effectuated a share split of its issued and outstanding shares at a ratio of 4,000,000 for one (the “1st Share Split”), so that there were 4,000,000 ordinary shares issued and outstanding post-1st Share Split. On the same date of its 1st Share Split, the Company allotted 2,000,000 ordinary shares in aggregate to a group of investors at the consideration of US$0.375 per share.

On September 13, 2024, the Company effectuated a further share split of its issued and outstanding shares at a ratio of 3 for one (the “2nd Share Split”, together with 1st Share Split, the “Share Split”), so that there were 18,000,000 ordinary shares issued and outstanding post-2nd Share Split. From a British Virgin Islands legal perspective, the Share Split does not have any retroactive effect on our shares prior to the effective date.

On March 4, 2025, the Company’s stockholders resolved to reclassify the Company’s authorized share capital from unlimited number of shares without par value into unlimited number of Class A Ordinary Shares, each having one (1) vote per share and Class B Ordinary Shares without par value, each having 20 votes per share (the “Share Redesignation”). Pursuant to the Share Redesignation, the 18,000,000 authorized and issued shares held by the nine stockholders were redesignated into 6,000,000 Class A Ordinary Shares and 12,000,000 Class B Ordinary Shares in aggregate.

Initial Public Offering

On June 23, 2025, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Dominari Securities LLC, as representative of the underwriters named on Schedule A thereto (the “Representative”), relating to the Company’s initial public offering (the “Offering”) of 1,110,000 Class A Ordinary Shares (the “Offering Shares”) of the Company, at an Offering price of US$5.00 per share (the “Offering Price”). Pursuant to the Underwriting Agreement, in exchange for the Representative’s firm commitment to purchase the Offering Shares, the Company agreed to sell the Offering Shares to the Representative at a purchase price of US$4.65 (93% of the public offering price per share). The Company also granted the Representative a 45-day over-allotment option to purchase up to an additional 165,000 Class A Ordinary Shares at the Offering Price, representing fifteen percent (15%) of the Class A Ordinary Shares sold in the Offering, from the Company, less underwriting discounts and commissions and a non-accountable expense allowance.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

On June 24, 2025, the Company was listed on the Nasdaq Capital Market following the completion of its share offering. The Company began trading under the ticker symbol “HCHL” on this date. On June 25, 2025, the Company closed its initial public offering of 1,100,000 Class A Ordinary Shares. On July 7, 2025, the underwriters to the Company’s initial public offering further exercised the over-allotment option partially to purchase an additional 112,000 Class A Ordinary Shares. The closing for the sale of the over-allotment shares took place on July 11, 2025. After deducting underwriting discounts and commissions and non-accountable expense allowance, the Company received net proceeds of approximately US$5,156,433.

The accompanying consolidated financial statements reflect the activities of Happy City Holdings Limited and the following entities:

Name of subsidiaries	Date of incorporation	Jurisdiction of formation	Percentage of direct/indirect economic ownership	Principal activities
A-One President Limited	January 24, 2020	Hong Kong	100%	Hotpot restaurant
Topwell Gold Limited	October 18, 2019	Hong Kong	100%	Hotpot restaurant
Million Great International Limited	June 18, 2021	Hong Kong	100%	Hotpot restaurant
Happy City Ventures Pte. Limited	August 29, 2024	Singapore	100%	Inactive
East Harmony Limited	June 26, 2024	Hong Kong	100%	Hotpot restaurant
Asia Virtue Limited	April 22, 2024	Hong Kong	100%	Inactive

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the useful lives of property and equipment, valuation allowance for deferred tax, incremental borrowing rate for leases, allowance for current expected credit losses and uncertain tax position. Actual results could differ from those estimates, and as such, differences could be material to the consolidated financial statements.

Functional Currency and Foreign Currency Translation and Transaction

The functional currency of the Group and its subsidiaries is Hong Kong Dollars. The Group’s consolidated financial statements are reported using the United States Dollars (“US$” or “$”). Foreign currency transaction gains and losses are recognized upon settlement of foreign currency transactions. In addition, for unsettled foreign currency transactions, foreign currency transaction gains and losses are recognized for changes between the transaction exchange rates and month-end exchange rates. Foreign currency transaction gains and losses are included in other (expense) income, net, in the accompanying consolidated statements of operations and comprehensive income in the period incurred.

The exchange rates used to translate amounts in Hong Kong Dollars into U.S. Dollars for the purposes of preparing the consolidated financial statements are as follows:-

		2025		2024		2023
Balance sheet items, except for equity accounts	US$	1 = HK$7.8059	US$	1 = HK$7.7975	US$	1 = HK$7.8425
Items in statements of income and cash flows	US$	1 = HK$7.7962	US$	1 = HK$7.8173	US$	1 = HK$7.8356

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1	—	Quoted prices in active markets for identical assets and liabilities.

Level 2	—	Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	—	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Group considers the carrying amount of its financial assets and liabilities, which consist primarily of bank balances, accounts receivable, net, refundable rental deposit and other receivables, short-term investment, accounts payable, other payables, amounts due to directors, amount due to a related party and bank borrowings approximate the fair value of the respective assets and liabilities as of August 31, 2025 and 2024 due to their short-term nature. The carrying amount of the Group’s operating lease liabilities is considered to approximate their fair value as of August 31, 2025 and 2024 due to the borrowings’ terms and interest rates being consistent with current market conditions, and the absence of significant prepayment penalties or embedded derivatives.

The Group’s short-term investments are measured at fair value on a recurring basis. Short-term investments are publicly traded money market funds. The valuation for the Level 1 position is based on quoted prices in active markets. The following table presents information about the Group’s short-term investments that are measured at fair value on a recurring basis as of August 31, 2025 and indicates the fair value hierarchy of the valuation techniques the Group utilized to determine such fair value. The valuation techniques are based on the fair value measurement on a recurring basis of the short-term investments.

As of August 31, 2025	Total	Quoted prices in active markets (level 1)	Significant other observable inputs (level 2)	Significant other unobservable inputs (level 3)
Publicly traded money market funds	$316,689	$316,689	$—	$—

The Group had no transfers between levels during any of the periods presented. The Group did not have any instruments that were measured at fair value on a recurring or non-recurring basis as of August 31, 2025 and 2024.

Cash and cash equivalents

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks that can be added or withdrawn without limitation. The Group maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of approximately $102,597 (HK$800,000). Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. As of August 31, 2025 and 2024, the Group has cash on hand amounted of $24,227 and $20,267, respectively, and bank balance amounted of $3,345,420 and $2,915,704, respectively.

Accounts receivable, net

Accounts receivable, net are recognized and carried at original invoiced amount less allowance for current expected credit losses (“CECL”). Accounts receivable, net are mainly represented by credit card receivables, which are collected in short period of time. The Group reviews the collectability of its receivables on an on-going basis, and has not provided for an allowance as it considers all of the counterparties historically and will be able to meet their obligations for the years ended August 31, 2025, 2024 and 2023.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Prepaid expenses, rental deposits and other receivables

Prepaid expenses, rental deposits and other receivables represent advance payments made to the service providers for future services. Prepaid expenses, rental deposits and other receivables are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the assets to be impaired if the realizability of the prepayments becomes doubtful. For the years ended August 31, 2025, 2024 and 2023, there was no impairment recorded as the Group considers all of the prepayments fully realizable.

Allowance for current expected credit losses

Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit losses methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

Short-term investment

Short-term investment is mainly comprised of equity investment in publicly traded money market funds in Hong Kong.

Equity investments in publicly traded money market funds are reported at fair value as equity investment with readily determinable fair value. Realized and unrealized gains and losses from fair value changes for the year ended August 31, 2025 are recognized in other (expense) income in the consolidated statements of operations and comprehensive (loss) income.

Inventories, net

Inventories, net consist of food and beverages and are recorded at the lower of cost or net realizable value. Cost is determined by the first-in, first-out method. Any unusable or spoiled inventory is written off when identified.

Property and equipment, net

Property and equipment are stated at cost net of accumulated depreciation and impairment losses. Depreciation is provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service. Estimated useful lives are as follows:

Classification	Estimated useful life
Leasehold improvements	Shorter of the lease terms or the estimated useful lives of the assets
Computer	3 years
Furniture, fixture and equipment	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized.

Leases as lessee

Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Group has no finance leases.

Under ASC 842, the Group determines if an arrangement is a lease at inception. Operating lease right-of-use assets and operating lease liabilities are initially recognized based on the present value of future lease payments at lease commencement. The operating lease right-of-use asset also includes any lease payments made prior to lease commencement and the initial direct costs incurred by the lessee and is recorded net of any lease incentives received. As the interest rates implicit in most of the leases are not readily determinable, the Group uses the incremental borrowing rates based on the information available at lease commencement to determine the present value of the future lease payments. Operating lease expenses are recognized on a straight-line basis over the term of the lease.

Payments associated with short-term leases are recognized on a straight-line basis as an expense. Short-term leases are leases with a lease term of 12 months or less from the commencement date and do not contain a purchase option. The Group has elected not to recognize right-of-use asset and lease obligations for its short-term leases, which are defined as leases with an initial term of 12 months or less.

Deferred offering costs

Deferred offering costs primarily consist of legal costs, registration fees and other professional costs. These costs that are incremental costs directly attributable to the initial public offering are deferred and will be charged to stockholder’s equity against the gross proceeds of the initial public offering at completion.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Long-term rental and utility deposits and other deposits

Long-term rental and utility deposits represent security payments made to lessors and utility service providers for the Group’s lease agreements entered. The Group made such security payments upon the commencement of the original lease agreements. The security deposit will be refunded to the Group upon the termination or expiration of the lease agreements as well as the delivery of the vacant leased properties to the lessors by the Group.

Impairment of long-lived assets

Long-lived assets, representing property and equipment with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Group assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Group will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the year ended August 31, 2025, 2024 and 2023, no impairment of long-lived assets was recognized.

Related parties

The Group adopted ASC Topic 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Accounts payable

Accounts payable represent trade payables to vendors with normal credit terms of 7-25 days from month-ended invoicing.

Accrued expenses and other payables

Accrued expenses and other payables primarily include accrued salary and employee benefits, accrued expenses for the operation in the ordinary course of business.

Bank borrowings

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Revenue recognition — food and beverages

The Group recognizes revenue from providing food and beverage to customers in accordance with ASC Topic 606, Revenue from Contracts with Customers.

The core principle underlying ASC 606 is that the Group will recognize revenue to represent the transfer of goods to customers in an amount that reflects the consideration to which the Group expects to be entitled to receive in exchange for those goods recognized as performance obligations are satisfied. In accordance with ASC 606, revenues are recognized when the Group satisfies the performance obligations by delivering the promised goods to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contracts

Step 5: Recognize revenue when the Group satisfies a performance obligation

This will require the Group to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods transfers to a customer.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group primarily generates revenue from the operation of hotpot restaurants which provide food and beverage to customers. The Group recognizes revenue when payment is tendered at the point of sale as the performance obligation has been satisfied. The single performance obligation is satisfied at a point in time when the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Group is assured that funds have been or will be collected from the customer, i.e., customers settled the amount by cash, credit card or electronic payment. The transaction price is clearly identifiable on the food menu and revenue is recognized net of discounts and incentives collected from customers. The Group has no obligations for returns, refunds or similar obligations with customers.

Cost of revenues

Cost of revenues consists of cost directly related to revenue generating activities, which primarily includes food and beverages costs, operating expenses for the hotpot restaurants, personnel-related compensation expenses, including salaries and related retirement benefit for operations personnel, and other cost directly linked to the revenue.

Employee benefit plan

Payments to the Mandatory Provident Fund Scheme (“MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance are recognized as an expense when employees have rendered service entitling them to the contributions. An employer is required to make regular mandatory contributions of at least 5% of the employee’s monthly income and $192 (HK$1,500) of the employee’s monthly income over $3,848 (HK$30,000).

In June 2022, the Hong Kong Government gazetted the Mandatory Provident Fund Schemes (Amendment) Ordinance 2021 (the “Amendment Ordinance”), which will eventually abolish the statutory right of an employer to reduce its long service payment payable to a Hong Kong employee by drawing on its mandatory contributions to the MPF scheme. The abolition will officially take effect on the Transition Date (i.e. May 1, 2025). Separately, the Government of the HKSAR is also expected to introduce a subsidy scheme to assist employers for a period of 25 years after the Transition Date on the LSP payable by employers up to a certain amount per employee per year.

Among other things, once the abolition of the offsetting mechanism takes effect, an employer can no longer use any of the accrued benefits derived from its mandatory MPF contributions (irrespective of the contributions made before, on or after the Transition Date) to reduce the long service payment in respect of an employee’s service from the Transition Date. However, where an employee’s employment commenced before the Transition Date, the employer can continue to use the above accrued benefits to reduce the long service payment in respect of the employee’s service up to that date; in addition, the long service payment in respect of the service before the Transition Date will be calculated based on the employee’s monthly salary immediately before the Transition Date and the years of service up to that date.

Under the Amendment Ordinance, the Group’s mandatory MPF contributions, plus/minus any positive/negative returns, after the Transition Date can continue to be applied to offset the pre-Transition Date LSP obligation but are not eligible to offset the post-Transition Date LSP obligation. Furthermore, the LSP obligation before the Transition Date will be grandfathered and calculated based on the last monthly wages immediately preceding the Transition Date and the years of service up to that date.

Selling and marketing expenses

Selling and marketing expenses primarily consist of advertising and sponsorship expenses. During the years ended August 31, 2025, 2024 and 2023, the Group recognized advertising expenses of $158,721, $149,571 and $463,796, respectively, for web advertising and marketing campaigns to promote brand image and awareness.

Other general and administrative expenses

General and administrative expenses primarily consist of personnel-related compensation expenses, including salaries and related retirement benefits for management and administrative personnel, operating expenses for office space, depreciation for property and equipment used in office space, professional services fees and other miscellaneous administrative expenses.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Interest income

Interest income is mainly generated from savings and time deposits which are less than one year, and is recognized on an accrual basis using the effective interest method. Interest income receives from banks on a monthly basis.

Government subsidies

Government subsidies are recognized as income in other income, net or as a reduction of specific costs and expenses for which the subsidies are intended to compensate. Such amounts are recognized in the consolidated statements of income and comprehensive income upon receipt and when all conditions attached to the grants, such as companies are required to stay in the same level of employment, are fulfilled. Such subsidies are presented under other income. During the years ended August 31, 2025, 2024 and 2023, the Group recognized government subsidies of $nil, $nil and $5,513, respectively, in the other (expense) income of consolidated statements of operations and comprehensive income.

Interest expenses

Interest expenses represent bank borrowings interest for supporting general business operation.

Income taxes

The Group accounts for income taxes pursuant to ASC Topic 740, Income Taxes (“ASC 740”). Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and the expected future tax benefit to be derived from tax losses and tax benefit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, is dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Group adopted ASC 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, and prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

The Group’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income taxes.

Comprehensive (loss) income

The Group presents comprehensive income in accordance with ASC Topic 220, Comprehensive Income, (“ASC 220”). ASC 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the consolidated financial statements. Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that are recorded as an element of stockholders’ equity but are excluded from net income. Other comprehensive (loss) income consists of a foreign currency translation adjustment resulting from the Group translating its financial statements from functional currency into reporting currency.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter. As of August 31, 2025 and 2024, the Group had no such potential material loss contingency. For other commitments and contingencies, please refer to Notes 10 and 12 for more details.

(Loss) earnings per share

The Group computes (loss) earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g. convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended August 31, 2025, 2024 and 2023, there were no dilutive shares.

Recently adopted accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standard setting bodies and adopted by the Group as of the specified effective date. Unless otherwise discussed, the Group believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources.

The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. This new ASU addresses only disclosures, but did not have any material effects on its financial condition, results of operations or cash flows. Management considers that this guidance does not have a material impact to the disclosure of the Group’s consolidated financial statements.

Recent accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted.

In November 2024, the FASB issued ASU no. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40). The amendments in this update enhance disclosures about a public business entity’s expense and provide more detailed information about the types of expenses included in certain notes in the consolidated financial statements. ASU no. 2024-03 is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption permitted. The amendments may be applied prospectively to reporting periods after the effective date or retrospectively to all periods presented in the consolidated financial statements.

Except as mentioned above, the Group’s management is currently evaluating any new disclosures that may be required upon adoption of the above ASU. The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, statements of (loss) income and comprehensive income and statements of cash flows.

3. LIQUIDITY AND GOING CONCERN

As of August 31, 2025, the Group had a net current liabilities of $837,491, loss before income taxes of $2,453,564 and cash outflow for operating and investing activities of $1,267,366 and $1,217,783 respectively. As of the date of these consolidated financial statements, there still exists substantial doubt that the Group will continue as a going concern. Management plans to continue to focus on improving operational efficiency and cost reductions.

The accompanying audited consolidated financial statements have been prepared assuming the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These audited consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Group be unable to continue as a going concern.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. LIQUIDITY AND GOING CONCERN (cont.)

In assessing the Group’s liquidity, the Group monitors and evaluates its cash and cash equivalent and its operating and capital expenditure commitments. The Group’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

Based on the above considerations, management believes that the Group has sufficient funds to meet its operating and capital expenditure needs and obligations in the next 12 months. However, there is no assurance that the Group will be successful in implementing the foregoing plans or additional financing will be available to the Group on commercially reasonable terms. There are a number of factors that could potentially arise that could undermine the Group’s plans such as (i) changes in the demand for the Group’s services, (ii) government policies, and (iii) economic conditions in Hong Kong and worldwide. The Group’s inability to secure needed financing when required may require material changes to the Group’s business plan and could have a material impact on the Group’s financial conditions and result of operations.

4. SEGMENT INFORMATION

ASC Topic 280, Segment Reporting, requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance. Reportable operating segments include components of an entity about which separate financial information is available and which operating results are regularly reviewed by the CODM.

The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s CODM for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s CODM is the Chief Executive Officer, who is responsible for the financial information of each separate operating segment when making decisions about allocating resources and assessing the performance. Management, including the CODM, reviews operation results by the revenue of different products or services. Based on the management’s assessment, the Company has determined that it has only one operating segment, which is the hotpot restaurant operations with only one revenue recognition method, i.e. at a point-in-time. The Group allocate resources and evaluate financial performance on a consolidated basis. All assets of the Group are located in Hong Kong and all revenue is generated in Hong Kong.

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of August 31,
	2025	2024
Accounts receivable, net	$31,731	$35,395

As of the end of each of the financial year, the ageing analysis of accounts receivable, net of allowance for current expected credit losses, based on the invoice date is as follows:

	As of August 31,
	2025	2024
Within 30 days	$31,731	$35,395
Balance at end of the year	$31,731	$35,395

No provision of credit losses were recognized for the years ended August 31, 2025, 2024 and 2023.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. PREPAID EXPENSES, RENTAL DEPOSITS AND OTHER RECEIVABLES

Prepaid expenses, rental deposits and other receivables, consisted of the following:

	As of August 31,
	2025	2024
Prepaid insurance expenses	$8,022	$8,404
Prepayments for promotion expenses	2,750	—
Prepayments for repair and maintenance fee	3,291	5,240
Prepaid general IT expense	11,897	11,471
Rental deposits – current	359,319	92,523
Others	16,211	7,893
Total	$401,490	$125,531

7. INVENTORIES, NET

Inventories, net consisted of the following:

	As of August 31,
	2025	2024
Foods	$31,057	$30,341
Beverage	3,035	4,391
Consumables	1,087	3,403
Total	$35,179	$38,135

No impairment on inventories were recorded for the years ended August 31, 2025, 2024 and 2023.

8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of August 31,
	2025	2024
At cost:
Leasehold improvements	$1,772,634	$1,479,144
Computer	84,404	133,386
Furniture, fixture and equipment	1,622,060	1,884,377
Sub-total	3,479,098	3,496,907
Less: accumulated depreciation	(1,399,087)	(1,638,294)
Net book value	2,080,011	1,858,613

Depreciation expenses recognized for the years ended August 31, 2025, 2024 and 2023 were $607,314, $574,539 and $411,014 respectively.

Addition for the years ended August 31, 2025, 2024 and 2023 were $908,185, $915,759 and $625,183, respectively.

The carrying amount of the disposed property and equipment for the years ended August 31, 2025, 2024 and 2023 were $77,196, $nil and $nil, respectively. Loss on disposal for the years ended August 31, 2025, 2024 and 2023 were $77,196, $nil and $nil, respectively.

No impairment loss was recorded for the years ended August 31, 2025, 2024 and 2023.

9. LONG-TERM RENTAL AND UTILITY DEPOSITS AND OTHER DEPOSITS

Long-term rental and utility deposits and other deposits, consisted of the following:

	As of August 31,
	2025	2024
Rental deposits	$308,495	$476,778
Utility and other deposits	154,369	43,267
Total	$462,864	$520,045

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. BANK BORROWINGS

Bank borrowings were analyzed as follows:

	As of August 31,
	2025	2024
Bank borrowings – secured and guaranteed	$3,159,319	$3,477,875
Less: current portion due on demand within one year	(3,159,319)	(3,477,875)
Long-term loan, net of current portion	$—	$—

Maturities of the bank borrowings were as follows:

As of August 31, 2025
Year ending August 31, 2026	$1,887,508
Year ending August 31, 2027	272,003
Year ending August 31, 2028	272,003
Year ending August 31, 2029	272,003
Year ending August 31, 2030 and thereafter	621,233
Total bank borrowings repayment	3,324,750
Less: imputed interest	(165,431)
Total	$3,159,319

As of August 31, 2024
Year ended August 31, 2025	$2,046,250
Year ending August 31, 2026	272,710
Year ending August 31, 2027	272,710
Year ending August 31, 2028	272,710
Year ending August 31, 2029 and thereafter	980,453
Total bank borrowings repayment	3,844,833
Less: imputed interest	(366,958)
Total	$3,477,875

Bank borrowings as of August 31, 2025 and 2024 were as follows:

				Weighted average interest rate as of August 31,		Balance as of August 31,
Lender	Type	Maturity date	Currency	2025	2024	2025	2024
(1) Bank of China	Installment loan	September 9, 2029	HK$	0.25%	0.60%	$470,758	$577,076
(2) Fubon bank	Installment loan	May 10, 2033	HK$	1.75%	1.17%	1,073,057	1,127,258
(3) China Citic Bank	Revolving loan	due on demand within one year	HK$	3.56%	2.23%	1,615,504	1,773,541
						$3,159,319	$3,477,875

Note:

(1)	The banking facilities were guaranteed as follows:

(a)	The banking facilities were guaranteed by HKMC Insurance Limited (“HKMC”) under the SME Financing Guarantee Scheme (“SME scheme”); and
(b)	Personal guaranteed amount of US$769,477 (HK$6,000,000) provided by Mr. Lam

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. BANK BORROWINGS (cont.)

(2)	The banking facilities were guarantee as follows:

(a)	The banking facilities were guaranteed by HKMC under the SME Scheme; and

(b)	A joint and several personal guarantee by Mr. Lam and Miss Kwan for amount of not less than $1,154,216 (HK$9,000,000)

(3)	The banking facilities were guaranteed and secured as follows:

(a)	Unlimited corporate and joint personal guarantee by Mr. Lam and Miss Kwan;

(b)	A first legal charge/mortgage and rental assignment over the property from its related parties executed in favour of the Bank.

(c)	Assignment of life insurance benefit from insurance policy in respect of policy owner on the life of Miss Kwan to the Bank.

During the year ended August 31, 2025, the Group revised the classification of its bank borrowings to reflect the sole discretion legal right of the lenders related to those bank borrowings. As a result, certain bank borrowings previously presented as non-current liabilities are now included within current liabilities to conform with the current-year presentation. Comparative amounts have been revised accordingly. This presentation update did not affect the Group’s total assets, total liabilities, equity, net (loss) income, or cash flows for any periods presented.

11. ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	As of August 31,
	2025	2024
Accrued payroll expenses	$117,327	$120,754
Accrued employee benefits (note a)	115,335	133,658
Accrued repairs and maintenance expenses	62,579	21,025
Accrued expense for shop decoration and fixture fee	169,464	190,566
Accrued promotion and membership expense	42,048	38,936
Sub-total	506,753	504,939

Other payables
Bank loan interest payables	3,374	3,378
Other expenses	162,329	81,066
Sub-total	165,703	84,444

Total	$672,456	$589,383

Note (a):	Included in accrued employee benefits were provision for long service payment amounted to $108,228 and $124,810 as of August 31, 2025 and 2024 respectively in Note 14.

12. OPERATING LEASES

The Group entered into leases for use of office, and restaurant store premises in Hong Kong. The short-term lease was entered into in relation to the warehouse. During the years ended August 31, 2025, 2024 and 2023, the rental expense of warehouse was amounted to $10,061, $11,439 and $12,599, respectively.

During the years ended August 31, 2025, 2024 and 2023, there was two, two and one, respectively, new lease entered in Hong Kong.

During the years ended August 31, 2025, 2024 and 2023, there was two, one and one, respectively, lease in Hong Kong was terminated.

The operating lease expense was $856,839, $804,350 and $803,707 for the years ended August 31, 2025, 2024 and 2023, respectively.

The Group’s total cash payment of leases classified as operating lease, was amounted to $710,058 and $862,357 and $853,861 for the years ended August 31, 2025, 2024 and 2023, respectively. These payments are included in the Group’s operating cash flows.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. OPERATING LEASES (cont.)

The Group’s operating lease right-of-use assets and lease liabilities recognized in the consolidated balances sheets consisted of the following:

	As of August 31,
	2025	2024
Operating leases right-of-use assets:
Operating lease right-of-use assets, net	$1,024,769	$1,226,033

	As of August 31,
	2025	2024
Operating lease liabilities:
Current operating lease obligation	$831,297	$840,678
Non-current operating lease obligation	564,039	609,141
Total	$1,395,336	$1,449,819

	As of August 31,
	2025	2024
Operating leases:
Weighted average remaining lease term (years)	1.56	2.49
Weighted average discount rate	5.59%	5.53%

The maturity analysis of the Group’s operating lease obligations as of August 31, 2025 was as follows:

Operating leases
Year ending August 31, 2026	$885,875
Year ending August 31, 2027	498,184
Year ending August 31, 2028	71,100
Future minimum operating lease payment	1,455,159
Less: imputed interest	(59,823)
Operating lease liabilities recognized in the consolidated balance sheets	$1,395,336

The maturity analysis of the Group’s operating lease obligations as of August 31, 2024 was as follows:

Operating leases
Year ended August 31, 2025	$866,395
Year ending August 31, 2026	403,616
Year ending August 31, 2027	234,178
Future minimum operating lease payment	1,504,189
Less: imputed interest	(54,370)
Operating lease liabilities recognized in the consolidated balance sheets	$1,449,819

Variable lease payments

Leases of restaurants are either with only fixed lease payments or contain variable lease payment that are based on 10% to 12% of sales with minimum monthly lease payments that are fixed over the lease term for the years ended August 31, 2025, 2024 and 2023. The payment terms are common in restaurants in Hong Kong and areas where the Group operates. The amounts of fixed and variable lease payments paid to relevant lessors for years ended August 31, 2025, 2024 and 2023 are as follows:

	Number of leases	Fixed payments	Variable payments	Total payments
For year ended August 31, 2025
Lease without variable lease payments	1	$669,056	$—	$669,056
Lease with variable lease payments	4	54,440	—	54,440
Warehouse without variable lease payments	1	10,061	—	10,061
Total	6	$733,557	$—	$733,557

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. OPERATING LEASES (cont.)

	Number of leases	Fixed payments	Variable payments	Total payments
For year ended August 31, 2024
Lease without variable lease payments	2	$683,191	$—	$683,191
Lease with variable lease payments	1	265,471	9,456	274,927
Warehouse without variable lease payments	1	11,439	—	11,439
Total	4	$960,101	$9,456	$969,557

	Number of leases	Fixed payments	Variable payments	Total payments
For year ended August 31, 2023
Lease without variable lease payments	2	$709,073	$—	$709,073
Lease with variable lease payments	1	256,106	33,396	289,502
Warehouse without variable lease payments	1	12,599	—	12,599
Total	4	$977,778	$33,396	$1,011,174

The overall financial effect of using variable payment terms is that higher rental costs are incurred by restaurants with higher sales. Variable rental expenses are expected to continue to represent a similar proportion of restaurants sales in future years.

13. Amounts due TO DIRECTORS

	As of August 31,
	2025	2024
Amounts due to directors
Lam Tak Shing	$32,274	$357,584
Kwan Suk Yee	5,821	—
	38,095	357,584

The amount due to directors were unsecured, non-interest bearing and repayable on demand.

During the year ended August 31, 2025, the Group recognized daily operating expenses paid on behalf of subsidiaries by Mr. Lam. The balances due to Mr. Lam as of August 31, 2025 and 2024, were $32,274 and $357,584, respectively and are unsecured and interest-free.

During the year ended August 31, 2025, the Group recognized accrued payroll expenses due to Miss Kwan. The balances due to Miss Kwan as of August 31, 2025 and 2024 were $5,821 and $nil respectively and are unsecured and interest-free.

14. LONG SERVICE PAYMENT OBLIGATION

Hong Kong employees are entitled to long service payments in accordance with the Hong Kong Employment Ordinance under certain circumstances. These circumstances include where an employee is dismissed for reasons other than serious misconduct or redundancy, that employee resigns at the age of 65 or above, or the employment contract is of fixed term and expires without renewal. The amount of long service payments is determined with reference to the employee’s final salary (capped at $2,885 (HK$22,500) and the years of service, reduced by the amount of any accrued benefits derived from the Group’s contributions to MPF scheme, with an overall cap of $50,000 (HK$390,000) per employee). Currently, the Group does not have any separate funding arrangement in place to meet its LSP obligation.

In June 2022, the Hong Kong Government gazetted the Amendment Ordinance, which eventually abolish the statutory right of an employer to reduce its LSP payable to a Hong Kong employee by drawing on its mandatory contributions to the MPF scheme. The abolition will officially take effect on the Transition Date (i.e. May 1, 2025). Separately, the Government of the HKSAR is also expected to introduce a subsidy scheme to assist employers for a period of 25 years after the Transition Date on the LSP payable by employers up to a certain amount per employee per year.

Among other things, once the abolition of the offsetting mechanism takes effect, an employer can no longer use any of the accrued benefits derived from its mandatory MPF contributions (irrespective of the contributions made before, on or after the Transition Date) to reduce the LSP in respect of an employee’s service from the Transition Date. However, where an employee’s employment commenced before the Transition Date, the employer can continue to use the above accrued benefits to reduce the LSP in respect of the employee’s service up to that date; in addition, the LSP in respect of the service before the Transition Date will be calculated based on the employee’s monthly salary immediately before the Transition Date and the years of service up to that date.

Under the Amendment Ordinance, the Group’s mandatory MPF contributions, plus/minus any positive/negative returns, after the Transition Date can continue to be applied to offset the pre-Transition Date LSP obligation but are not eligible to offset the post-Transition Date LSP obligation. Furthermore, the LSP obligation before the Transition Date will be grandfathered and calculated based on the last monthly wages immediately preceding the Transition Date and the years of service up to that date.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. LONG SERVICE PAYMENT OBLIGATION (cont.)

The present value of unfunded obligations and its movements are as follows:

Long services payment obligations
Balance as of September 1, 2022	$77,337
Changes	16,717
Exchange realignment	70
Balance as of August 31, 2023	$94,124
Changes	29,948
Exchange realignment	738
Balance as of August 31, 2024	124,810
Changes	(16,448)
Exchange realignment	(134)
Balance as of August 31, 2025	$108,228

15. REVENUES

The Group primarily generates revenue from the operation of hotpot restaurants which provide food and beverage to customers. The Group recognizes revenue when payment is tendered at the point of sale as the performance obligation has been satisfied. The single performance obligation is satisfied at a point in time when the service or product has been delivered to the customer.

	For the years ended August 31,
	2025	2024	2023
Revenue from contracts with customers – recognized at a point in time
Revenue from food and beverage	6,799,732	8,295,084	6,754,350
Total	$6,799,732	$8,295,084	$6,754,350

Revenue recognized at a point in time when the Group satisfies a performance obligation by transferring a promised good (i.e. food and beverage) to a customer.

16. COST OF REVENUES

Cost of revenues consists of cost directly related to revenue generating activities. The following table shows disaggregated cost of revenues by major categories for the years ended August 31, 2025, 2024 and 2023:

	For the years ended August 31,
	2025	2024	2023
Food and beverages	$2,224,220	$2,397,669	$2,459,167
Payroll and employee benefits expenses	1,219,186	1,296,886	1,394,527
Utilities expenses (restaurants)	209,950	183,609	183,260
Repairs and maintenance expenses (restaurants)	72,181	66,533	50,086
Building management fee (restaurants)	439,342	367,734	355,467
Depreciation of property and equipment	607,314	574,539	411,014
Amortization of right-of-use assets	856,839	804,350	803,707
Cleaning expense	235,038	238,294	229,682
Consumables	33,361	51,007	51,078
Others	45,349	52,551	46,442
Total	$5,942,780	$6,033,172	$5,984,430

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. OTHER INCOME

The following table shows other income for the years ended August 31, 2025, 2024 and 2023:

	For the years ended August 31,
	2025	2024	2023
Other income – third parties
Bank interest income	$18,498	$2,002	$1,459
Government subsidies (note a)	—	—	5,513
Exchange gain	—	208	1,381
Other	30,688	50,953	33,238
	49,186	53,163	41,591
Other income – related parties
Manpower support income – related parties (note b)	—	133,678	92,811
Total	$49,186	$186,841	$134,402

Note:

(a)	The government subsidies were granted by the Employment Support Scheme (“ESS”), Food Licence Holders Subsidy Scheme (“FLHSS”) and Catering Business Subsidy Scheme (“CBSS”) under the Anti-epidemic fund from the Hong Kong Government to provide financial support to enterprises. Employers participating in ESS were required to undertake and warrant that they would: (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to their employees. Applicants participating in FLHSS and CBSS were required to hold a valid food business licence and the licensed food premises are in operation. There were no unfulfilled conditions nor other contingencies attached to the ESS, FLHSS and CBSS fundings.
(b)	The manpower support income were for secondment of staff to related companies, Vincent International Limited and Marvellous Tech Limited.

18. INCOME TAXES

British Virgin Islands

Under the current laws of the British Virgin Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the stockholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong Profits Tax rates are 8.25% on assessable profits up to approximately $255,843 (HK$2,000,000), and 16.5% on any part of assessable profits over the first approximately $255,843 (HK$2,000,000).

Singapore

Singapore income tax for companies is calculated at the statutory tax rate of 17% of the estimated taxable profit for the fiscal year.

Income tax (benefit) expense consisted of the following components:

	For the years ended August 31,
	2025	2024	2023

Current income tax	$12,228	$17,390	$—
Deferred tax	(36,359)	(21,308)	61,394
Total	$(24,131)	$(3,918)	$61,394

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. INCOME TAXES (cont.)

The following tables can be reconciled to the (loss) income before income tax per consolidated statements of operations and comprehensive (loss) income for the years ended August 31, 2025, 2024 and 2023:

	For the years ended August 31,
	2025	2024	2023
(Loss) income before income taxes	$(2,453,564)	$1,315,779	$(1,024,383)
Tax at Hong Kong statutory tax rate of 16.5%	(404,838)	217,104	(169,023)
Tax effect on non-assessable income	(156,058)	(33,397)	(19,378)
Tax effect on non-deductible expenses	569,726	1,483,411	1,344,239
Tax effect on temporary differences	208,604	(1,592,469)	(1,094,444)
Overprovision in prior year	(6,170)	—	—
Valuation allowance	(216,997)	(73,752)	—
Effect of two-tier tax rate	(18,398)	(4,815)	—
Income tax (benefit) expense	$(24,131)	$(3,918)	$61,394

The Group’s effective tax rate was as follows for the years ended August 2025, 2024 and 2023 were 0%, 0% and 5.99%, respectively.

The significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of August 31,
	2025	2024
Deferred tax assets:
Property, plant and equipment	$71,282	$6,676
Lease	224,993	226,086
Net operating loss carried forward	216,727	73,752
Total deferred tax assets	513,002	306,514
Less: valuation allowances	(216,727)	(73,752)
Deferred tax asset, net	$296,275	$232,762

Deferred tax liabilities
Property, plant and equipment	$(86,805)	$(26,392)
Lease	(169,087)	(202,296)
Total deferred tax liabilities	$(255,892)	$(228,688)
Exchange difference	(50)	44
Net deferred tax	$40,333	$4,118

As of August 31, 2025 and 2024, the Group has net operating loss carried forward of $1,313,497 and $446,982, respectively. These losses can offset future taxable income and can be carried forward indefinitely. As of August 31, 2025 and 2024, the management of the Group considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. The Group believed that it was more likely than not that the Group will be unable to fully utilize its deferred tax assets. As a result, valuation allowance of $216,727 and $73,752 were recorded against the gross deferred tax asset balance as of August 31, 2025 and 2024, respectively.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of August 31, 2025 and 2024, the Group did not have any significant unrecognized uncertain tax positions. The Group did not incur any interest and penalties related to potential underpaid income taxes for the years ended August 31, 2025, 2024 and 2023. The Group also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from August 31, 2025.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. (LOSS) EARNINGS PER SHARE

Basic (loss) earnings per share is calculated on the basis of weighted average outstanding ordinary shares. For years ended August 31, 2025, 2024 and 2023, there were no dilutive shares and hence no dilutive EPS.

The following table sets forth the computation of the Group’s basic and diluted (loss) earnings per share

	For the years ended August 31,
	2025		2024		2023
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares
Numerator:
Allocation of net (loss) income between Class A and Class B Ordinary Shares	(829,445)	(1,599,988)	439,899	879,798	N/A	(1,085,777)
Denominator:
Weighted average number of ordinary shares – Basic and diluted*	6,220,888	12,000,000	6,000,000	12,000,000	—	12,000,000

(Loss) earnings per share – Basic and diluted*	(0.13)	(0.13)	0.07	0.07	N/A	(0.09)

*	Retroactively restated for effect of share recapitalization (Note 1)

20. RELATED PARTY BALANCE AND TRANSACTIONS

The related party balances were as follows:

	As of August 31,
	2025	2024
Superior Fastening (HK) Limited (“SFHK”)	$512	$—

The Group transacted with SFHK, a related party to the Group which Mr. Lam was the director of the Company. During the year ended August 31, 2025, the Group recognized licensing fee expenses of $104,409.

The amount due to SFHK as of August 31, 2025, are unsecured and interest-free and repayable on demand.

Amounts due to directors were disclosed in Note 13.

The related party transactions were as follows:

			For the years ended August 31,
Name	Relationship	Nature	2025	2024	2023
Vincent International Limited	Mr. Lam, was also the director of the related company	Office support income	$—	$—	$(42,050)
		Manpower support income	—	(31,055)	—
Marvellous Tech Limited	Mr. Lam, was also the director of the related company	Manpower support income	—	(102,623)	(50,761)
Total – Other income – related parties			$—	$(133,678)	$(92,811)

Max Gold Limited	Mr. Lam, was also the director of the related company	Management fee expense	$—	$—	$202,230
Superior Fastening (HK) Limited	Mr. Lam, was also the director of the related company	Licensing fee expense	129,807	46,052	44,944
Total – Other general and administrative expenses – related parties			$129,807	$46,052	$247,174

Directors’ compensation

During the years ended August 31, 2025, 2024 and 2023, the compensation paid to directors was amounted to $690,760, $nil and $nil respectively.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. SHORT-TERM INVESTMENT

	As of August 31,
	2025	2024
Equity investment with readily determinable fair value	$316,689	$—

During the year end August 31, 2025, the Group purchased equity investment. As of August 31, 2025, equity investment with readily determinable fair value of $316,689 mainly included the investments in shares of Bosera USD Money Market Fund A Acc USD (HK0000862265.USD) listed in Stock Exchange of Hong Kong Limited. The Group recorded unrealized fair value gain of $7,091 related to the equity investments with readily determinable fair value for the year ended August 31, 2025. The fair value of the equity investment was measured using based on quoted price in active market and hence was classified as Level 1 of the fair value hierarchy. There was no transfer into or out of Level 1 during the year.

22. ACQUISITION OF SUBSIDIARIES

Acquisition of equity interest in subsidiaries

On October 25, 2024, the Group has acquired 100% share holdings of East Harmony Limited from an independent third party at a consideration of $0.13 (equivalent to HK$1). As of date of acquisition, the fair value of the East Harmony Limited was $nil.

On November 11, 2024, the Group has acquired.100% share holdings of Asia Virtue Limited from Ms. Kwan Shuk Yee, a director of the Group, at a consideration of $0.13 (equivalent to HK$1). As of date of acquisition, the fair value of the Asia Virtue Limited was $nil.

23. RISKS AND UNCERTAINTIES

Credit risk

The Group’s assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances, accounts receivable, net, other receivable and refundable rental deposit. Concentration of credit risk with respect to accounts receivable, net is limited due to the short repayment period.

Bank balances

The Group believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where the Group’s Hong Kong subsidiaries are located.

The Group’s bank balances that are denominated in foreign currencies of the relevant group entities (whose functional currency is HK$) are set out as below:

	As of August 31,
	2025	2024

Denominated in US$	$3,194,367	$750,251
Denominated in Renminbi (“RMB”)	60	—

Interest rate risk

The Group is exposed to cash flow interest rate risk through changes in interest rates related mainly to the Group’s bank borrowings and bank balances. The Group currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Group’s exposures on an ongoing basis and will consider hedging the interest rate should the need arise.

Sensitivity analysis

The sensitivity analysis below has been determined assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 1% higher or lower and all other variables were held constant, the Group’s post tax loss for the years ended August 31, 2025, 2024 and 2023 would have increased or decreased by approximately $31,593, $34,779 and $22,312, respectively.

Foreign currency risk

As HK$ is pegged to US$, the Group does not expect any significant foreign currency exposure arising from the fluctuation of the US$/HK$ and HK$/US$ exchange rates. As a result, the management of the Group considers that the sensitivity of the Group’s exposure towards the change in foreign exchange rates between US$/HK$ and HK$/US$ is minimal.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

Typically, the Group ensures that it has sufficient cash on demand to meet expected operational expenses for a period of twelve months, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23. RISKS AND UNCERTAINTIES (cont.)

Market and geographic risk

The Group’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Group’s business, financial condition, and results of operations.

Concentrations of risk

Credit risk concentration

The Group considered the concentration of credit risk of trade receivables is minimal as no individual customer contributed over 10% of total trade receivables as of August 31, 2025 and 2024.

Customers concentrations

The Group considered the concentration of credit risk of major customer is minimal as no individual customer contributed over 10% of total revenue for the years ended August 31, 2025, 2024 and 2023.

Trade payables concentrations

The following table sets forth information as to each supplier that accounted for top 10% of the Group’s trade payables as of August 31, 2025 and 2024.

	As of August 31, 2025		As of August 31, 2024
Trade payables	Amount $	%	Amount $	%
A	33,617	12.35%	31,036	11.64%
B	32,795	12.05%	38,607	14.48%
D	31,890	11.72%	37,478	14.05%
E	27,996	10.29%	30,116	11.29%

Suppliers concentrations

The following table sets forth information as to each supplier that accounted for top 10% of the Group’s purchase for the years ended August 31, 2025, 2024 and 2023.

	For the year ended August 31, 2025		For the year ended August 31, 2024		For the year ended August 31, 2023
Suppliers	Amount $	%	Amount $	%	Amount $	%
A	230,622	10.4%	337,813	17.1%	*	*
B	*	*	238,153	12.1%	256,665	12.5%
C	*	*	*	*	252,803	12.3%

*	The corresponding purchase did not contribute 10% or more of the total purchase of the Group for the relevant year.

24. STOCKHOLDERS’ EQUITY

Ordinary shares

The Company was incorporated as a British Virgin Islands business company with limited liability on July 4, 2024 under the laws of the British Virgin Islands. In connection with the incorporation, on the same date of its incorporation, Happy City Holdings Limited issued a total of 1 share of its ordinary shares to its sole shareholder, Happy City Group Limited, at the consideration of US$1. On August 14, 2024, the Company effectuated a share split of its issued and outstanding shares at a ratio of 4,000,000 for one (the “1st Share Split”), so that there were 4,000,000 ordinary shares issued and outstanding post-1st Share Split. On the same date of its 1st Share Split, the Company allotted 2,000,000 ordinary shares in aggregate to a group of investors at the consideration of US$0.375 per share. On September 13, 2024, the Company effectuated a further share split of its issued and outstanding shares at a ratio of 3 for one (the “2nd Share Split”, together with 1st Share Split, the “Share Split”), so that there were 18,000,000 ordinary shares issued and outstanding post-2nd Share Split. On March 4, 2025, the Company’s stockholders resolved to reclassify the Company’s authorized share capital from unlimited number of shares without par value into unlimited number of Class A Ordinary Shares, each having one (1) vote per share and Class B Ordinary Shares without par value, each having 20 votes per share. Pursuant to the Share Redesignation, the 18,000,000 authorized and issued shares held by the nine stockholders were redesignated into 6,000,000 Class A Ordinary Shares and 12,000,000 Class B Ordinary Shares in aggregate.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. STOCKHOLDERS’ EQUITY (cont.)

From a British Virgin Islands legal perspective, the Share Split does not have any retroactive effect on our shares prior to the effective date. However, references to our Ordinary Shares in this annual report are presented on a post-Share Split basis, or as having been retroactively adjusted and restated to give effect to the Share Split, as if the Share Split had occurred by the relevant earlier date.

On March 4, 2025, the Company’s stockholders resolved to reclassify the Company’s authorized share capital from unlimited number of shares without par value into unlimited number of Class A Ordinary Shares, each having one (1) vote per share and Class B Ordinary Shares without par value, each having 20 votes per share (the “Share Redesignation”). Pursuant to the Share Redesignation, the 18,000,000 authorized and issued shares held by the nine stockholders were redesignated into 6,000,000 Class A Ordinary Shares and 12,000,000 Class B Ordinary Shares in aggregate.

On June 23, 2025, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Dominari Securities LLC, as representative of the underwriters named on Schedule A thereto (the “Representative”), relating to the Company’s initial public offering (the “Offering”) of 1,110,000 Class A Ordinary Shares (the “Offering Shares”) of the Company, at an Offering price of US$5.00 per share (the “Offering Price”). Pursuant to the Underwriting Agreement, in exchange for the Representative’s firm commitment to purchase the Offering Shares, the Company agreed to sell the Offering Shares to the Representative at a purchase price of US$4.65 (93% of the public offering price per share). The Company also granted the Representative a 45-day over-allotment option to purchase up to an additional 165,000 Class A Ordinary Shares at the Offering Price, representing fifteen percent (15%) of the Class A Ordinary Shares sold in the Offering, from the Company, less underwriting discounts and commissions and a non-accountable expense allowance.

On June 24, 2025, the Company was listed on the Nasdaq Capital Market following the completion of its share offering. The Company began trading under the ticker symbol “HCHL” on this date. On June 25, 2025, the Company closed its initial public offering of 1,100,000 Class A Ordinary Shares. On July 7, 2025, the underwriters to the Company’s initial public offering further exercised the over-allotment option partially to purchase an additional 112,000 Class A Ordinary Shares. The closing for the sale of the over-allotment shares took place on July 11, 2025. After deducting underwriting discounts and commissions and non-accountable expense allowance, the Company received net proceeds of approximately US$5,156,433.

As a result of the initial public offering, the excess purchase price over par value is allocated to additional paid-in capital amounted to $4,011,020, which met the criteria for equity classification under applicable U.S. GAAP.

25. COMMITMENTS AND CONTINGENCIES

Litigation and contingencies

From time to time, the Group may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. Management is currently not aware of any such legal proceedings or claims that could have, individually or in the aggregate, a material adverse effect on the Group’s business, financial condition, or operating results.

Save as disclosed in Note 10 and Note 12, the Group had no other material commitments, contingent liabilities, or guarantees as of August 31, 2025 and 2024 and for the years ended August 31, 2025, 2024 and 2023 respectively.

26. SUBSEQUENT EVENT

Resale of Class A Ordinary Shares

On October 1, 2025, all of the Selling Shareholders have obtained the partial waivers from the underwriters to Company’s initial public offering to conduct resale offering, which the underwriters released the lock-up of 2,960,000 Class A Ordinary Shares held by the Selling Shareholders, so that 2,960,000 Class A Ordinary Shares out of the 6,000,000 Class A Ordinary Shares registered in this registration statement could be sold by the Selling Shareholders immediately once this registration statement is declared effective.

Of the 6,000,000 Class A Ordinary Shares that may be offered or sold by Selling Shareholders pursuant to this prospectus in this resale offering, 3,040,000 Class A Ordinary Shares are subject to the lock-up restrictions under the Lock-Up Agreements after the partial release of the lock-up.

The Group has assessed all events occurred from August 31, 2025, up through January 14, 2026, which is the date that these consolidated financial statements are available to be issued. Save as disclosed above and elsewhere in this report, there are not any material subsequent events that would require disclosure in these consolidated financial statements.